Anytime Anywhere Everyone AIS







RIGHT SOLUTION TO DELIGHT CUSTOMER

4R RIGHT PRODUCT / RIGHT QUALITY / RIGHT PRICE / RIGHT TIME 3S SPEED / SIMPLIFICATION / SENSE OF CUSTOMER

Advanced Info Service Public Company Limited

2004 Annual Report

AIS

RECEIVED

2005 MAR 24 P 12:52

Registration No. Bor Mor Jor 59

AVP-CI 0053 /2005

SEC MAIL PROCESSING
RECEIVED
MAR 23 2005
WASH, D.C. 202 SECTION

March 4, 2005

Subj.	:	*Notice of the 2005 Annual General Meeting of Shareholders*
To	:	*Shareholders,* *Advanced Info Service Public Company Limited*

Encls.:

1. *A copy of Minutes of the 2004 Annual General Meeting of Shareholders dated April 23, 2004.*
2. *Annual Report in which Balance Sheets, Profit and Loss Statements and Cash Flow Statements of the year 2004 ended December 31, 2004 are also included.*
3. *Preliminary info of the retired Directors being proposed for re-election.*
4. *Details of the ESOP Program, Grant IV.*
5. *Details of the allotment of ordinary shares being reserved for rights exercising pursuant to ESOP Program, Grant IV and the details of allocating the additional ordinary shares reserve for exercising the rights in pursuance with the ESOP Program, Grant I Grant II and Grant III due to conforming with terms and conditions of the Prospectus regarding the adjustment of rights.*
6. *A copy of letter of the Remuneration Committee's Opinion.*
7. *Ruling for the General Meeting of Shareholders.*
8. *A Proxy Instrument and details of the independent directors.*
9. *Map of the Meeting's venue.*

Whereas, the Board of Directors of Advanced Info Service Public Company Limited has made a resolution to convene the 2005 Annual General Meeting of Shareholders on March 30, 2005 at 14.00 Hrs. at the Auditorium, 9th Floor Shinawatra Tower III, No. 1010 VibhavadeeRangsit Road, Chatuchak, Bangkok to consider matters subject to the following agenda.

Agendum 1. *Matters to be informed.*

Agendum 2. *To consider approval for Minutes of the 2004 Annual General Meeting of Shareholders dated April 23, 2004.*
Board's Opinion *: recommends to approve the said Minutes. (Attachment 1)*

Agendum 3. *Approval for the 2004 Operation Results.*
Board's Opinion *: recommends to approve the said report. (Attachment 2)*

Agendum 4. *Approval for Balance Sheets, Profit and Loss Statements and Cash Flow Statements of the year 2004 ended December 31, 2004.*
Board's Opinion *: recommends to approve the said Financial Statements which has been duly reviewed by the Board of Directors and the Audit Committee. (Attachment 2)*

Agendum 5. *Appointing the Company's Auditors and Designation of Auditing Fee for the year 2005.*
Board's Opinion *: by virtue of resolution of the Audit Committee, recommends to appoint the Company's Auditors and to designate Auditing Fee of the year 2005 as follows;*

1. Mr. Prasan Chuapanich	*CPA No.3051*
2. Miss Nangnoi Chareonthaveesub	*CPA No.3044*
3. Mrs. Suwannee Bhuripanyo	*CPA No.3371*
4. Mr. Prasit Yuengsrikul	*CPA No.4174*

From PricewaterhouseCoopers ABAS Co., Ltd. to be the Company's auditors for the year 2005 whereby any one being authorized to conduct the audit and express the opinion on the financial statements of the Company provided, in the absence of the above – named auditors, PricewaterhouseCoopers ABAS Co., Ltd. is authorized to identify one other CPA auditor of PricewaterhouseCoopers ABAS Co., Ltd. to carry out the work and resolved to designate Auditing Fee of the year 2005 not excess the limited amount of 5,860,000 Baht.

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000
ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-6000

Agendum 6. *Approval for the appropriation of net profit for Dividends Payment of the year 2004.*
Board's Opinion *: recommends to approve the appropriation of net profit for Dividends Payment of the year 2004 at the rate of 4.75 Baht per share to shareholders. The Company has proceeded to pay out the interim dividends payment during the first half of the year at the rate of 2.15 Baht per share being the amount of 6,325 million Baht, thus the dividends for the second half of the year remain to be disbursed at the rate of 2.60 Baht per share. The registration book of the Company will be closed for designating shareholders who are entitled to obtain the dividends at 12.00 noon of March 10, 2005. The date of Dividends Payment is fixed on April 11, 2005.*

Agendum 7. *Election of new Directors in place of Directors retired by rotation and Designation of Authorized Directors and Directors' Remuneration for the year 2005.*
Board's Opinion *: by virtue of resolution of the Nominating Committee,*

7.1 recommends to re-elect those Directors retired by rotation namely Dr. Paiboon Limpaphayom, Ph.D., Mrs. Siripen Sitasuwan, Mr. Lim Chuan Poh and Miss Jeann Low Ngiap Jong (Attachment 3) as new directors.

7.2 recommends to designate the Authorized Directors as follow; "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan two out of these three directors collectively sign with the Company's seal affixed".

7.3 recommends, by virtue of resolution of the Remuneration Committee, to designate the Directors Remmuneration of the year 2005 at the limited amount of 10,000,000 Baht comprising of salary, bonus, fringe benefits, provident fund and allowance. Provided, TOT Corporation Public Co., Ltd. representative director and independent directors in the Board of Directors and also independent directors who are appointed to other sub-committee of the Company are eligible for allowance the amount of 25,000 Baht at each Meeting, save for independent directors assuming Chairman of the sub-committee are eligible for allowance the amount of 30,000 Baht at each Meeting.

Agendum 8. *To consider approval for issuing and offering for sale of warrants of the ESOP Program, Grant IV the limited amount of 9,794,800 units.*
Board's Opinion *: recommends to approve the issuance and offering for sale of warrants of the ESOP Program, Grant IV the limited amount of 9,794,800 units as per details of the ESOP Program, Grant IV as attached herewith. (Attachment 4) Provided, the Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine other related provisions pertaining to the issuance of the warrants, including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the warrants. The said issuance and offering for sale of warrants resolution shall be adopted by an affirmative vote of no less than three quarter of the entitled shareholders attended the Meeting and shall also be no shareholders representing an aggregate amount of shares exceeding 10 per cent of the entitled shareholders attended the Meeting concurrently voted against.*

Agendum 9. *To consider approval for the allotment of Company's ordinary shares the amount of 9,794,800 shares at par value of One Baht per share being reserved for rights exercising pursuant to the ESOP Program, Grant IV.*
Board's Opinion *: recommends to approve the allotment of Company's ordinary shares the amount of 9,794,800 shares at par value of One Baht per share out of the authorized unissued shares the amount of 2,033,310,000 shares being reserved for rights exercising pursuant to the ESOP Program, Grant IV as per details as attached herewith (Attachment 5). Provided, the Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine other related provision pertaining to the allotment of Company's ordinary shares, included the performing of necessary actions relating to the said allotment and listing the newly issued shares as securities to the Stocks Exchange of Thailand.*

Agendum10. *To consider approval for the allotment of warrants of the ESOP Program, Grant IV to Directors and, Employees of the Company who are individually entiltled for exceeding five per cent of the total allocated warrants of this allotment identified by name as follows;*

LOCATION MAP

There are 2 entrances
1. Viphavadi Rangsit Road
2. Phahol Yothin Road


Major
Elephant Building
Soi 21
S.C.B Park
ISUZU
SHINAWATRA III
Than Settakij
Central Plaza Hotel & Convention
Phaholyothin Road
Ratchadaphisek Road
Ladprao Road
Thai Airways Intl. Headquaters
PTT. Headquaters
Chatuchak Park
Sirikit Park
Express Way
B.T.S.

Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Jatujak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road	: Bus no. 3, 29, 52	Air conditioning bus no. 10, 29
Phahol Yothin Road	: Bus no. 27, 39, 59	Air conditioning bus no. 39

Director/ Employee	*No. of Allocated Warrants*	*Percentage (of the Program)*
1. Mr. Somprasong Boonyachai	*735,500 units*	*7.51*

Director and Chairman of the Executive Committee – Wireless Telecommunications Business

Numbers of attending or absence of the Board of Directors Meeting of the Company during the last 12 months. Number of all Board of Directors Meeting 5 : Attended 5 : Absence - :

2. Miss Yingluck Shinawatra	*650,000 units*	*6.64*

President to Wireless Telecommunications Business and Director of the Company's subsidiary
Director of Advanced DataNetwork Communication Co., Ltd.
Numbers of attending or absence as member of the Board of Directors Meeting of the Company's subsidiary during the last 12 months. Number of all Board of Directors Meeting 4 : Attended 4 : Absence - :

3. Mrs. Suwimol Kaewkoon	*580,000 units*	*5.92*

Chief Customer Champion & Terminal Business Officer

4. Mr. Vikrom Sriprataks	*500,000 units*	*5.10*

Chief Technology Officer, Director and President of Digital Phone Co., Ltd
Numbers of attending or absence as member of the Board of Directors Meeting of the Company's subsidiary during the last 12 months. Number of all Board of Directors Meeting 4 : Attended 4 : Absence - :

5. Mr. Krisanan Ngamphatipong	*500,000 units*	*5.10*

Executive Vice President, Marketing

Board and Remuneration Committee's Opinion *: recommends to approve the allotment of warrants to subscribe the Company's ordinary shares to Directors and Employees who are entitled for exceeding five per cent of the total allocated warrants of this allotment of those five individuals that appropriately deserve for such allotment and certainly meet with the outstanding qualification of their knowledges and skills, competencies and unique experiences as well as significant scope of responsibilities resulting several acceptable and potential performances perpetually including their royalties, integrities and reliabilities contributed to the Company's advantages always. Having considered it an appropriate award being encouraged for those Directors and Employees to perform their effective and qualitative duties of the Company's prosperity onward as per details and Remmuneration Committee's opinion as attached herewith. (Attachment 6) Provided, the allotment of exceeding five per cent of the total allocated warrants of this allotment to those five individuals resolution shall be separately adopted by an affirmative vote of no less than three quarter of the entitled shareholders attended the Meeting of each individual and shall also be no shareholders representing an aggregate amount of shares exceeding five per cent of the entitled shareholders attended the Meeting concurrently voted against.*

Agendum 11. *To consider approval for allocating the additional ordinary shares the amount of 620,000 shares at par value of 1 Baht par share reserve for exercising the right in pursuance with the ESOP Program, Grant I, Grant II and Grant III due to conforming with terms and conditions of the Prospectus regarding the adjustment of right.*

Board's Opinion *: recommends to approve the allocation of the additional ordinary shares reserve for exercising the right of Grant I the amount of 220,000 shares, Grant II the amount of 250,000 shares and Grant III the amount of 150,000 shares being the total amount of 620,000 shares as per details as attached herewith (Attachment 5)*

Agendum 12. *Other matters (if any).*

For the purpose of this Meeting, the shares registration book of the Company shall be closed as from 12.00 noon of March 10, 2005 until the 2005 Annual General Meeting of Shareholders is adjourned.

Please be informed and kindly attend the Meeting at day, time and venue as specified above. Shareholders who do not expect to be present personally are requested to execute an enclosed proxy instrument on which the bar code is properly affixed in order for your convenient to register the meeting attendant. Details of the Independent Directors are also enclosed for being appointed one of them as the proxy.

Yours sincerely,

Mr. Somprasong Boonyachai
Director
Advanced Info Service Public Company Limited

Minutes of the 2004 Annual General Meeting of Shareholders
of
Advanced Info Service Public Company Limited
Held on April 23, 2004 at 10.00 a.m.
At the Auditorium, 19th Floor Shinawatra Tower I
414 Phahonyothin, Samsen Nai, Phayathai, Bangkok.

There were 418 shareholders and proxies attended the Meeting, accounted for 2,397,612,597 shares out of the total 2,940,786,429 shares or 81.53 per cent of the total shares. Constituting the quorum by having Dr. Paiboon Limpaphayom Ph.D., Chairman of the Board of Directors presided as Chairman of the Meeting, Mrs. Siripen Sitasuwan, Mr. Suphadej Poonpipat, Mr. Arun Churdboonchart and Mr. Boonchoo Direksathapon Directors attended the Meeting including Mr. Prasan Chuaphanich, the Company's Auditors and Mr. Vivat Songsasen Company Secretary undertaking the Minutes recorder.

The Chairman announced that this 2004 Annual General Meeting of Shareholders was convened pursuant to due Notice of which was the resolution of the Board of Directors No. 2/2004 dated February 19, 2004 and the registration book was closed for designating shareholders' right to vote as from 12.00 noon of April 5, 2004, then declared that the quorum was now present, conformed with the provisions of the Articles of Association and competent to transact the business for which it was convened. In pursuance with SET's regulations, the Chairman further informed that there were no shareholders who had at this Meeting the conflicts of interest regarding the acquisition and/or disposal of the Company's assets or any related transaction which is prohibited to vote for. The Meeting was then proceeded subject to the following agenda.

1. Matters to be Informed.

- None -

2. **Approval for Minutes of the 2003 Annual General Meeting of Shareholders dated April 29, 2003.**

The Chairman proposed the Meeting to consider approval for Minutes of the 2003 Annual General Meeting of Shareholders dated April 29, 2003 the copies of which were enclosed to the Notice letter.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,392,303,397 or equivalent to 99.78 per cent resolved to approve the Minutes of the 2003 Annual General Meeting of Shareholders dated April 29, 2003 as the Chairman proposed in all respects where the rest amount of 5,308,600 shares abstained from voting, no shares voted against.

3. **Approval for 2003 Annual Report of the Board of Directors.**

It is with pleasure to announce that 2003 has been another successful year for Advanced Info Service public Company Limited. The Company was able to increase its number of subscribers by 24.2 percent, which accounted for an additional 2.57 million subscribers between January and December 2003. At the end of 2003, AIS had achieved a total of 13.23 million subscribers, comprising 2.11 million Post Paid customers (GSM Advance and GSM 1800) and 11.12 million Pre-Paid customers (1-2-Call!), despite a user growth rate decline since 2002, and an emergence of a new service provider, Hutchison CAT Wireless Multimedia, the operator of the CDMA mobile phone system.

The continued growth of the Company reflects our customers' trust and confidence in quality, and the modern and dynamic services offered in response to our customers' needs as well as the Company's effective management.

Operational performance and net Profit

The Company is determined to provide the highest quality products and standard of service to all its customers and has continued to maintain effective operational management. As a result, the Company achieved total revenue of Baht 89,491 million, compared to Baht 81,366 million in 2002, an increase of Baht 8,125 million or 9.98 percent. Net profit reached Baht 18,529 million, compared to Baht 11,430 million in 2002, an increase of Baht 7,099 million or 62.1 percent.

Unique Quality

Offering a unique range of quality products and services has differentiated AIS from other operators; likewise, this is one of the Company's main priorities. Besides establishing service excellence in Network, Technology, Service and People, AIS strives to develop and promote various aspects of operations including:

CRM (Customer relationship Management), in order to develop outstanding customer relations through and understanding of our customers' ever-changing behaviour. This allows our customers to gain an exceptional experience through AIS' premium service-adding to the already wide range of services suitable to their individual lifestyles. In appreciation of our customers' trust and loyalty, Ais organizes numerous activities to show our gratitude in harmony with the preferences of each customer group on a continual basis.

CEM (Customer Experience Management), in order to enhance a positive experience for our customers when contacting AIS services. Every customer contact point or touch point, both human and non-human, is continually developed in order to secure a refined experience for all AIS customers. This will, in turn, strengthen the relationship between the Company and its customers, as well as its customers' desire to continue selecting AIS as their preferred choice of service provider.

In a new dimension, AIS is determined to develop Network Quality and Efficiency in order to create confidence among its customers. In addition to network coverage, accessibility and reliability, AIS has also developed the following areas:

- Network Technology by introducing state-of-the-art technology and expanding network capability to deliver fast and dynamic services to its customers in response to changing trends such as EDGE, WAP and GPRS.

- Managing and regulating network quality by Network Quality Management and Network Management Centre Units, which control and monitor network operations in order to maximize efficiency both in areas of voice and non-voice services 24-hours a day. The Network Quality Assurance Process ensures network quality to guarantee that our customers receive the highest quality services beyond their expectation.

Non-voice services offer data communication for added convenience under the name mobileLIFE via SMS,EMS,MMS,WAP,GPRS and EDGE technology, which are expected to develop further in the future. AIS set up Future Lab to amplify services in various dimensions to suit different customer target groups and their daily lifestyles as well as increase their comfort and convenience, ready to step towards a wireless society.

AIS has developed business solutions for corporate customers to match the needs of different business and respond appropriately to the needs of individuals within each organisation. This ensures comfort and maximises the benefits from AIS services such as GPRS for credit card readers SMS fuel price updates, SMS car location tracking, Updated sales information and Mpaging to verify customer documents.

Good Corporate Governance

Ais has continued to place special emphasis on a transparent management policy which may be reviewed and cross checked. In addition, AIS strictly complies with company regulations and believes in a business practice with morale principles and honesty as ell as readiness to offer community services, making AIS a quality and exemplary organisation. Therefore, AIS has earned trust and confidence from investors both within and outside Thailand. AIS credit is rated at AA by TRIS Rating Company, the highest rating for a private organization. Standard and Poor (S&P) also gave AIS a BBB rating, (Stable Outlook).

Competition in Mobile Telecommunications Business

Over the past year, we have experienced more creative competition in the mobile telecommunications business arena. We see less of the cutthroat price slashing techniques to attract customers; instead the operators offer a wider selection of more dynamic price packages for customers to select according to their preference. This reaches the market segment of SME business operators, allowing quality business growth and development. In 2003, There was a 25 percent increase in the number of mobile phone users, which accounted for 34 percent of the Thai population who now use mobile phones – equivalent to 22 million people.

In addition, mobile phone operators compete in maintaining a customer base and encourage the growth of non-voice services. AIS has stimulated the development of this service among its customers through mobileLIFE and has prepared for the growth of non-voice services with the introduction of EDGE technology to its network, which has been

operational since October 2003. EDGE will further accelerate the AIS network to provide three-times faster transmission of information.

Movement of Government Sector in Response to Liberalisation of Telecommunications Business Policy

In 2003, there were changes in the government sector in order to prepare for the liberalisation of the Telecommunications business. The government issued an Act to regulate excise duty, which requires operators of both mobile and fixed-line phones to allocate part of their revenue to the concessioners, instead of paying the entire amount, to the Ministry of Finance in the form of excise. Operators of fixed-line phones pay at the rate of 2 percent while those operating mobile phone services pay 10 percent. In addition, the government has prepared to collect an interconnection charge from operators. There has been a lot of discussion and negotiation between concerned parties and a final conclusion on this issue has yet to be reached. A selection of National Telecommunication Committee members is making further progress on the submission, by the Selection Committee, of a name list of appropriate individuals to the Senator for further consideration. This process is expected to become more apparent later in 2004.

On this occasion, the Company wishes to thank all shareholders, customers and business partners for their trust and confidence in the Company, supporting our continual growth and development. We would like to thank all staff members who have dedicated their time and knowledge to render outstanding services to our customers throughout the years. The Company is confident that our determination and concerted efforts to respond to customers' needs, offering quality services and a good corporate governance management system, will bring the Company towards a successful future and position AIS as a true leader of Thailand's telecommunications industry.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,395,365,797 shares or equivalent to 99.91 per cent resolved to approve the Directors' Report of the year 2003 as the Chairman reported in all respects where the rest amount of 1,607,900 shares abstained from voting and the amount of 638,900 shares voted against.

4. Approval for Balance Sheets, Profit and Loss Statements and Cashflow Statements of the year 2003 ended December 31, 2003.

The Chairman proposed the Meeting to consider approval for Company's Balance Sheets, Profit and Loss Statements and Cashflow Statements of the year 2003 ended December 31, 2003 with auditors' report which had been reviewed and approved by the Audit Committee and the Board of Directors respectively the copies of which were attached to the Notice letter.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,395,365,797 shares or equivalent to 99.91 per cent resolved to approve the said Balance Sheets, Profit and Loss Statements and Cashflow Statements of the year 2003 ended December 31, 2003 as proposed in all respects and instructed to publish the said Balance Sheets in newspaper accordingly where the rest amount of 1,607,900 shares abstained from voting and the amount of 638,900 shares voted against.

5. Election of Directors in place of Directors retired by rotation and Designation of Authorized Directors and Directors' Remuneration of the year 2003.

The Chairman stated to the Meeting that, according to the Company's Articles of Association, one-third of the Board of Directors shall be retired by rotation at each Annual General Meeting of Shareholders provided those retired directors be eligible for re-election. For this Meeting, three directors were to be retired by rotation namely; Mrs. Tasanee Manorot, Mr. Suphadej Poonpipat and Mr. Boonchoo Direksathaporn thus proposed the Meeting to consider approval for election of directors in place of those who retired by rotation and to designate Authorized Directors and directors' remuneration of the year 2003 respectively.

Firstly, by the resolution of the Nominated Committee and the Board of Directors approved to re-elect those retired directors namely, Mrs. Tasanee Manorot, Mr. Suphadej Poonpipat and Mr. Boonchoo Direksathaporn, as new Directors the details of them in respect of their qualification and professional experience were provided in the Attachment 3 and to designate authorized directors viz; "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan, two

out of these three directors collectively sign with the Company's seal affixed".

Secondly , for directors' remuneration of the year 2004, by virtue of resolution of the Remuneration Committee and the Board of Directors approved the amount of not excess 10,000,000 Baht limited comprising of salary, bonus, fringe benefits, providend fund and allowance. Provided, TOT Corporation Public Co., Ltd. representative director and independent directors in the Board of Directors and also independent directors who are appointed to other sub-committee of the Company are eligible for allowance the amount of 25,000 Baht at each Meeting, save for independent directors assuming Chairman of the sub-committee are eligible for allowance the amount of 30,000 Baht at each Meeting. Thus the Chairman proposed the Meeting to consider approval.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,370,931,157 shares or equivalent to 99.89 per cent resolved to re-elect those three retired directors namely; Mrs. Tasanee Manorot, Mr. Suphadej Poonpipat and Mr. Boonchoo Direksathaporn as new Directors of the Company and resolved that the Authorized Directors will be viz; "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan two out of these three directors collectively sign with the Company's seal affixed" and also resolved that Directors' remuneration of the year 2004 will be designated viz; not excess the amount of 10,000,000 Baht limited where the rest amount of 25,635,340 shares abstained from voting and the amount of 1,046,100 shares voted against.

6. Appointing the Company's Auditors and Designation of Auditing Fee of the year 2004.

The Chairman stated to the Meeting that in compliance with the Company's Articles of Association the Annual General Meeting of Shareholders shall determine to appoint the Company's Auditors and to designate auditing fee of the year 2004, the Chairman thus proposed the Meeting to consider appointing the Company's auditors namely as follows; Mr. Prasan Chuaphanich, CPA No. 3051, Miss Nangnoi Charoenthaveesub, CPA No. 3044, Mrs. Suwannee Bhuripanyo, CPA No. 3371 and Mr. Prasit Yuengsrikul, CPA No. 4174 from PricewaterhouseCoopers ABAS Ltd and to consider approval for designating auditing fee of the year 2004.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,397,337,897 shares or equivalent to 99.99 per cent resolved to elect Mr. Prasan Chuapanich CPA License No. 3051, Miss Nangnoi Chareonthaveesub CPA License No. 3044, Mrs. Suwannee Bhuripanyo, CPA No. 3371 and Mr. Prasit Yuengsrikul, CPA No. 4174 from PricewaterhouseCoopers ABAS Company Limited to be the Company's auditors for the year 2004 whereby any one being authorized to conduct the audit and express the opinion on the financial statements of the Company, provided, in the absence of the above named auditors, PricewaterhouseCoopers ABAS Ltd. is authorized to identify one other CPA to carry out the work and resolved to designate auditing fee of the year 2004 not excess the limited amount of 3,650,000 Baht as the Chairman proposed in all respects where the rest amount of 138,500 shares abstained from voting and the amount of 136,200 shares voted against.

7. **Approval for the appropriation of Net Profit for Dividends of the year 2003.**

The Chairman stated to the Meeting that according to the operation results as aforementioned, the Management seem appropriated to allocate the net profit for the Annual Dividends Payment of the year 2003 at the rate of 4.10 Baht (Four Baht Ten Stangs) per share to shareholders. The Company had proceeded to pay out the interim dividends payment during the first half of the year at the rate of 2 Baht per share being the amount 5,869, million Baht, thus the dividends for the second half of the year remained to be disbursed at the rate of 2.10 Baht per share. Whereby, the Company's registration book was closed to designate the right of shareholders who are entitled for Dividends Payment as from 12.00 noon of April 9, 2003 the date of Dividends Payment was fixed within May 23, 2003. The Chairman thus proposed the Meeting to consider approval.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,397,337,897 shares or equivalent to 99.99 per cent resolved to approve the appropriation of net profit for the Dividends Payment of the year 2003 as the Chairman proposed in all respects where the rest amount of 3,000 shares abstained from voting and no shares voted against.

8. **Approval for the issuance and offering for sale of warrants of ESOP Grant 3 the amount of 8,999,500 units.**

The Chairman stated the Meeting that the objectives and details of the ESOP Grant 3 is to compensate and motivate the directors, employees and advisors to perform their duties at the best advantages. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company. The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The term of warrants issued each year will not exceed 5 years from the issuance date, while other details of warrants will be similar for all five issuance. The amount of warrants first issued and offered in the year 2002 being 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 per cent of the paid-up capital of the Company. The amount of warrants second issued and offered in the year 2003 being 8,467,200 units implying that 8,467,200 shares (at Baht 1 par value) reserved for the exercise of warrants equivalent to 0.29 per cent of the paid up capital of the Company. The amount of warrants third issued and offered in this year 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 per cent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Program, Grant 1, 2 and 3 is equivalent to 1.07 per cent of the total paid-up capital of the Company, provided the Executive Committee or persons entrusted by the Board of Directors have authority to consider and determine other details related to the said issuance including proceeding to acquire permission from related authorities and having authority to proceed any necessaries pertinent to the said issuance. The details of the ESOP Grant 3 had been duly reviewed and approved by the Remuneration Committee and the Board of Directors as per details as specified in the Attachment 4 conveyed along with the Notice Letter.

Provided, the issuance and offering for sale of the said warrants solution shall separately adopted by an affirmative vote of no less than three quarters of the entitled shareholders attended the Meeting of each individual and shall also be no shareholders representing an aggregate amount of shares exceeding ten per cent of the entitled shareholders attended the Meeting concurrently voted against.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,397,337,897 shares or equivalent to 99.99 per cent resolved to approve the issuance and offering for sale of warrants of ESOP Grant 3 the amount of 8,999,500 units as the Chairman proposed in all respects where the rest amount of 356,000 shares abstained from voting and no share voted against.

9. **Approval for allocating ordinary shares the amount of 8,999,500 shares at par value of 1 Baht per share to be reserved for exercising of right in pursuance with the warrants of the ESOP Grant 3.**

The Chairman informed the Meeting that in pursuance with the previous resolution approved in agendum 8 to allocate warrants of the ESOP project Grant 3 the amount of 8,999,500 units, the Meeting shall resolve to approve the allocation of ordinary shares the amount of 8,999,500 shares at par value of 1 Baht per share out of the total authorized unissued shares the amount of 2,042,532,800 shares at par value of 1 Baht per share to be reserved for the exercising of right of the ESOP Grant 3 accordingly as per details as provided in the Attachment 5 conveyed along with the Notice Letter.

Provided, other related details including all necessary and appropriated proceedings of such allocation or registration of the increased shares capital as securities with the Stock Exchange of Thailand shall be determined by the Executive Committee or the person designated by the Board of Directors. The Chairman thus proposed the Meeting to consider approval.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,397,337,892 shares or equivalent to 99.99 per cent resolved to approve the allocation of 8,999,500 ordinary shares at par value of 1 Baht per share to be reserved for exercising the right of ESOP Grant 3 as the Chairman proposed in all respects where the rest amount of 356,000 shares abstained from voting and no share voted against.

10. Approval for allocating warrants of the ESOP Grant 3 to Directors and Employees who are entitled to acquire exceeding 5 per cent of the program.

The Chairman informed the Meeting that the Board of Directors and the Remuneration Committee had approved the allotment of warrants to subscribe the Company's ordinary shares to six directors and employees, as per details as provided in the Notice Letter, who are entitled for exceeding five per cent of the total allocated warrants of this allotment of those individuals that appropriately deserve for such allotment and certainly meet with the outstanding qualification of their knowledges and skills, competencies and unique experiences as well as significant scope of responsibilities resulting several acceptable and potential performances perpetually including their royalties, integrities and reliabilities contribute to the Company's advantages always. Having considered it an appropriate award being encouraged for those Directors and Employees to perform their effective and qualitative duties of the Company's prosperity onward as per details as provided in the Attachment 6 already conveyed along with the Notice Letter to Shareholders.

Provided, the allotment of exceeding five per cent of the total allocated warrants of this allotment to those four individuals solution shall separately adopted by an affirmative vote of no less than three quarter of the entitled shareholders attended the Meeting of each individual and shall also be no shareholders representing an aggregate amount of shares exceeding five per cent of the entitled shareholders attended the Meeting concurrently voted against.

Directors and Employees who are entitled to be allocated for exceeding five per cent of the total allocated warrants are listed below.

1) **Mr. Somprasong Boonyachai** – Director and Chairman of the Executive Committee – Wireless Telecommunications Business
Number of allocated warrants : 914,300 units or equivalent to 10.16 per cent.
Number of attending or absence of the Board of Directors Meeting of the Company during the last 12 months. Number of all Board of Directors Meeting 5: Attended 5: Absence -:

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,397,120,397 or equivalent to 99.98 per cent resolved to approve Mr. Somprasong Boonyachai who are entitled to acquire exceeding five per cent of the program where the rest amount of 356,000 shares abstained from voting and no share voted against.

2) **Mrs. Suwimol Kaewkoon** – Chief Customers Champion & Terminal Business Officer
Number of allocated warrants : 676,000 units or equivalent to 7.51 per cent.

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,397,120,397 or equivalent to 99.98 per cent resolved to approve Mrs. Suvimol Kaewkoon who are entitled to acquire exceeding five per cent of the program where the rest amount of 356,000 shares abstained from voting and no share voted against.

3) **Miss Yingluck Shinawatra** – President to Wireless Telecommunications Business and director of the Company's subsidiary.
Number of allocated warrants : 676,000 units or equivalent to 7.51 per cent.

As Director of Advanced DataNetwork Communication Co., Ltd.
Number of attending or absence as member of the Board of Directors Meeting of the Company's subsidiaries during the last 12 months. Number of all Board of Directors Meeting 3: Attended 2: Absence 1:

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and / or proxies attended the Meeting the amount of 2,397,120,397 or equivalent to 99.98 per cent resolved to approve Miss Yingluck Shinawatra who are entitled to acquire exceeding five per cent of the program where the rest amount of 356,000 shares abstained from voting and no share voted against.

4) **Mr. Vikrom Sriprataks** – Chief Technology Officer and President of Digital Phone Co., Ltd.
Number of allocated warrants : 606,400 units or equivalent to 6.74 per cent.
Number of attending or absence as member of the Board of Directors Meeting of the Company's subsidiaries during the last 12 months. Number of all Board of Directors Meeting 4: Attended 4: Absence -:

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,397,120,397 or equivalent to 99.98 per cent resolved to approve Mr. Vikrom Sriprataks who are entitled to acquire exceeding five per cent of the program where the rest amount of 356,000 shares abstained from voting and no share voted against.

5) **Mr. Krisanan Ngamphatipong** – Executive Vice President, Marketing
Number of allocated warrants : 537,000 units or equivalent to 5.97 per cent.

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,397,120,397 or equivalent to 99.98 per cent resolved to approve Mr. Krisanan Ngamphatipong who are entitled to acquire exceeding five per cent of the program where the rest amount of 356,000 shares abstained from voting and no share voted against.

6) **Mrs. Apattra Sringkarringkul** – Executive Vice President, Information Technology Support
Number of allocated warrants : 487,100 units or equivalent to 5.41 per cent.

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,397,120,397 or equivalent to 99.98 per cent resolved to approve Mrs. Apattra Sringkarringkul who are entitled to acquire exceeding five per cent of the program where the rest amount of 356,000 shares abstained from voting and no share voted against.

11. **To consider approval for allocating the additional ordinary shares reserve for exercising the right in pursuance with the ESOP Program Grant 1. and Grant 2. due to conforming with terms and conditions of the prospecters regarding the adjustment of right.**

The Chairman reported that since the Company had paid out the Interim Dividends Payment at the first half of the year 2003 at the rate of 2 Baht per share being calculated in percentage at 60% of the net profit after tax that was exceeded the rate of 50% as stipulated in the Prospectus. It was, therefore, required the Company to adjust the right of those employees and directors of the ESOP Program of Grant 1 and

Grant 2 not to be declined lower than designated of both portion of shares and exercise price. The Company had already proceeded such adjustment of right as from August 2003 instead of immediately adjusting right after the interim dividends were paid out since the outstanding amount of the entire Program of Grant 1. and Grant 2. still enough for exercising. Thus proposed the Meeting to consider approval for allocating the additional ordinary shares for ESOP Program Grant 1. the amount of 78,260 shares and Grant 2. the amount of 47,331 shares respectively being the total amount of 125,591 shares as per details as attached.

The Meeting, after consideration, unanimously resolved to approve the allocation of additional shares reserve for exercising the right in pursuance with the ESOP Program Grant 1. and Grant 2. as proposed in all respects and further proposed to the 2004 Annual General Meeting of Shareholders as Board of Directors' Opinion accordingly.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,397,337,897 shares or equivalent to 99.99 per cent resolved to approve for Dividends Payment of the year 2003 as the Chairman proposed in all respects where the rest amount of 356,000 shares and no share voted against abstained from voting.

12. <u>Other Matters (if any).</u>

There were no further matters to come before the Meeting, the Chairman then thanked to all attendees and declared the Meeting adjourned.

The Meeting was adjourned at 11.10 a.m.

Signed ____________ Chairman of the Meeting
(Dr.Paiboon Limpaphayom Ph.D.)

Signed ____________ Secretary of the Meeting
(Mr. Vivat Songsasen)

Attachment 3

Preliminary Info of the retired Directors being proposed for re-election

Name	Age	Title	Shareholding (share) *	Relationship with Management	Highest Education	Experience		Illegal Record in the past 10 years	Directors presented at the Meeting	Contribution to the Company
Mr. Paiboon Limpaphayom, (Ph.D.) 	63	Chairman of the Board of Directors	None	None	Ph.D. (Electrical Engineering), Iowa State University, USA. Diploma, National Defense College, Thailand Class 33	2000 -Present 1999 -present 1998 - 2002 1998 - 2000 1993 - 1998 1992 - 1993 1988 - 1992	Director Thai Military Bank Public Company Limited Chairman of the Board of Director Advanced Info Service Public Company Limited Vice Chairman of the Board of Directors Shin Corporation Public Company Limited Vice Chairman of the Board of Directors Shin Corporation Public Company Limited Director and Member of the Executive Committee Shin Corporation Group Advisor Telephone Organization of Thailand Managing Director Telephone Organization of Thailand	None	5 of 5	Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders.
Mrs. Siripen Sitasuwan 	56	Director, Member of the Executive Committee and President	None	None	Master Degree of Business Administration Wichita State University, Wichita, Kansas, U.S.A.	2001-Present 2000-Present 1998-Present 1998-2000 1994-1998 1991-1993	Director and Member of the Executive Committee ITV Public Company Limited President Shin Corporation Public Company Limited Director and Member of the Executive Committee Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited Chief Finance Officer Shin Corporation Public Company Limited Executive Vice President - Finance Shinawatra Group Vice President - Finance Shinawatra Group	None	4 of 5	Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders.
Mr. Lim Chuan Poh 	49	Director and Executive Vice President	None	None	Master Degree of Science	2004-Present 1998-1999 1995-1995 1993-1995 1981-1993 1980-1981	Director Advanced Info Service Public Company Limited Executive Vice President Singtel Strategic Investments Admin Officer Ministry of Communications Engineering Service Officer TAS Engineering Service Officer Ministry of Environment Foreign Service Ministry of Foreign Affairs	None	1of 5	Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders.
Ms. Jeann Low Ngiap Jong 	44	Director	None	None	Honorary Bachelor Degree of Accountancy National University of Singapore	Present 2004-Present 1998-2004 1993-1998	Director Advanced Info Service Public Company Limited Executive Vice President (Strategic Investments) Singapore Telecommunications Limited Group Financial Controller Singapore Telecommunications Limited Vice President Aztech Systems	None		Remark - Ms. Jeann Low Ngiap Jong has been appointed to be Director of Advanced Info Service Plc. since February 17, 2005.

* Includes holding by spouse and minor children

Attachment 4

(Translation)

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan - ESOP) Grant IV

1. <u>Objectives and necessities of offering securities to directors and employees of the Company</u>

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

<u>Grant I</u>: The amount of warrants issued and offered in 2002 being 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 Percent of the paid-up capital of the Company.

<u>Grant II</u>: The amount of warrants to be issued and offered in 2003 is 8,467,200 units, implying that 8,467,200ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 Percent of the total paid-up capital of the Company.

<u>Grant III</u>: The amount of warrants to be issued and offered in 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 Percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in this year 2005 is 9,794,800 units, implying that 9,794,800 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.33 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III and IV are equivalent to 1.41 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant IV as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. **<u>Preliminary Details of Warrants in the Second Year Program</u>**

<u>Type of Warrants</u>	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as "**warrant**")
<u>Total Number of Warrants to be Offered</u>	9,794,800 units
<u>Offering Price per Unit</u>	Baht 0 (zero Baht)
<u>Offering Period</u>	The offering shall be completed within one year from the date on which the program is approved by the SEC.
<u>Terms</u>	5 years from the issue and offer date.
<u>Reserved Shares</u>	9,794,800 shares (at the par value of Baht 1), or 0.33 of the total paid-up shares.

Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants.
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.
Second Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.
Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. <u>Other Principle and Conditions for Exercise of Warrants</u>

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month, ("Exercise Date") except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	2,945,440,821 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	=	9,794,800 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	=	2,955,235,621 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	=	99.67 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	2,945,440,821 shares (at a par value of Baht 1 each)
Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees	=	9,794,800 shares (at a par value of Baht 1 each)
Ratio of reserved shares to total issued shares	=	0.33 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant to Be Issued and Offered

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee - Wireless Communications	735,500	7.51
2. Mrs.Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer	580,000	5.92
3. Ms. Yingluck Shinawatra President - Wireless Communications	650,000	6..64
4. Mr. Vikrom Sriprataks Chief Technology Officer	500,000	5.10
5. Mr.Kittsanan Ngamphathipong Executive Vice President - Marketing	500,000	5.10
6. Mrs. Arpattra Sringkarrinkul Executive Vice President - Information System Support and Director of Subsidiary	412,000	4.21
7. Mrs. Aphivan Saipradit Managing Director Advanced Datanetwork Communication Co.Ltd.	76,100	0.78
8. Mr. Suthichai Cheunchoosil Assistant Vice President - Enterprise Business and Director of Subsidiary	72,300	0.74

Note: The amount of warrants to be issued and offered will be 9,794,800 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors or Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the

resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. <u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants</u>

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>Percent of Total Allocated Warrants</th></tr>
<tr><td>7.1 Mr. Somprasong Boonyachai</td><td>Director and Chairman of the Executive Committee - Wireless Communications</td><td>735,500</td><td>7.51</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Advanced Info Service Public Company Limited</u>
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>7.2 Ms. Yingluck Shinawatra</td><td>President - Wireless Communications</td><td>650,000</td><td>6..64</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Advanced Datanetwork Communication Company Limited</u>
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>7.3 Mrs.Suwimol Kaewkoon</td><td>Chief Customer Champion & Terminal Business Officer</td><td>580,000</td><td>5.92</td></tr>
<tr><td>7.4 Mr. Vikrom Sriprataks</td><td>Chief Technology Officer</td><td>500,000</td><td>5.10</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Digital Phone Company Limited</u>
No. of meetings 4 times Attending 4 times Not attending - times</td></tr>
<tr><td>7.5 Mr.Kittsanan Ngamphathipong</td><td>Executive Vice President - Marketing</td><td>500,000</td><td>5.10</td></tr>
</table>

The total amount of warrants to be issued and offered will be 9,794,800 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

(Translation)

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 17, 2005

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2005, held on February 17, 2005 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 10,414,800 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 10,414,800, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV.

2. Allotment of new shares

The Board of Directors has resolved to allocate 10,414,800 unissued ordinary shares, at the par value of 1 Baht each, totaling 10,414,800 Baht, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV. The allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant I, II and III), due to the adjustment as stated in the Prospectus, approximately totaling 620,000 shares divided by					
Grant I	220,000	1.01751	47.147	-	-
Grant II	250,000	1.01751	42.634	-	-
Grant III	150,000	1.00484	91.348	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant IV)	9,794,800	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

The Executive Committee or the person (s) designated by the Board of Directors are authorized to determine other related details and conditions as well as taking necessary and appropriated actions in connection with the issuance of the warrants, including seeking approvals from the competent authorized authorities.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,022,992,909 shares with par value of 1 Baht each, totaling 2,022,992,909 Baht.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2005 Annual General Meeting of Shareholders will be held on March 30, 2005, at 14.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The Company will close the share register book from March 10, 2005 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. **Other details necessary for shareholders to approve the capital increase/share allotment:**

Regarding the dividends payments of the company for the second half of 2003, the first half of 2004, and the second half of 2004 (total 3 times), the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot 620,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 220,000 shares for Grant 1, 250,000 shares for Grant 2, and 150,000 shares for Grant 3.

9. **Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:**

Date	Actions
February 17, 2005	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 17, 2005	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
March 10, 2005	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2005
March 30, 2005	The holding of the Annual General Meeting of Shareholder for the year 2005
Within April 2005	Submit the Application for issuance and offer of the warrants to the Office of the Securities and Exchange Commission
Within May 2005	The Office of the Securities and Exchange Commission will inform the company about the result of consideration of the application within 45 business days of the date the Securities and Exchange Commission has received the completed documents

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed ___*-Signed*___ authorized director
(Mr. Boonklee Plangsiri)
Director

Signed ___*-Signed-*___ authorized director
(Mr. Somprasong Boonyachai)
Director

<u>Details of the additional allocation of ordinary shares reserve for rights exercising of the ESOP Grant I, Grant II and Grant III due to conforming with terms and conditions of the Prospectus regarding the adjustment of rights.</u>

In pursuance with the terms and conditions appertaining to the Prospectus, the Company shall proceed to adjust the Exercise Price and Exercise Ratio of the allocated warrants so as to perserve any return results of the barers to acquire no less than entitled to them. The Exercise Price and Exercise Ratio shall always be adjusted in the event that the Company had paid out Dividends Payment the excess amount of 50% of net profit after tax during the period of warrant provided those adjustment shall be in effective as from the first date of XD sign is place where the share purchase being no entitled for dividends payment.

The percentage of dividends payout shall be calculated in terms of the actual dividends payment including interim dividends resulted from the operation of each fisical year ended divided by net profit after tax of the relevant year of such actual dividends payment.

The calculation formular of adjustment are as follows;

1. *<u>Exercise Price</u> :*

$$\text{Price 1} = \frac{\text{Price 0} \times [MP - (D - R)]}{MP}$$

2. *<u>Exercise Ratio</u> :*

$$\text{Ratio 1} = \frac{\text{Ratio 0} \times (MP)}{[MP - (D - R)]}$$

Price 1	*means*	*Exercise Price after adjustment*
Price 0	*means*	*Exercise Price before adjustment*
Ratio 1	*means*	*Exercise Ratio after adjustment*
Ratio 2	*means*	*Exercise Ratio before adjustment*
MP	*means*	*Market Price of the Company's share*
D	*means*	*Dividends per share payout to shareholders*
R	*means*	*Dividends per share computed with net profit after tax at the rate of 50 per cent of the total shares entitled for dividends payment*

Provided that upon the estimated market price of the share and registered capital of the Company prior to the effective date of the adjustment (March 7, 2005) the additional allocation of shares reserve for rights exercising of each Grant I, Grant II and Grant III an as follows;

- Grant I	*the amount of*	*220,000 shares*
- Grant II	*the amount of*	*250,000 shares*
- Grant III	*the amount of*	*150,000 shares*
	Total	*620,000 shares*

AIS

Attachment 6

(Translation)

Opinion of the AIS Remuneration Committee

February 11, 2005

To : Board of Directors of Advanced Info Service Public Company Limited

Whereas the Board of Directors Meeting of Advanced Info Service Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paiboon Limpaphayom (Ph.D.) as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri and Mr. Arun Churdboonchart as members of the Remuneration Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Advanced Info Service Public Company Limited and subsidiaries respectively, totally 5 (five) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Somprasong Boonyachai	735,500	7.51
2. Ms. Yingluck Shinawatra	650,000	6.64
3. Mrs. Suwimol Kaewkoon	580,000	5.92
4. Mr. Vikrom Sriprataks	500,000	5.10
5. Mr. Kittsanan Ngamphathipong	500,000	5.10

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above 5 directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

P. Limpaphayom

Mr. Paiboon Limpaphayom (Ph.D.)
Chairman of the Remuneration Committee for the ESOP Program
Advanced Info Service Public Company Limited

Employee Stock Ownership Program - ADVANCED INFO SERVICE PLC. : 2005

1. **Number of allocated warrants : 9,794,800 Units**
2. **The lists of directors / employees who are allocated the warrants at the number of exceeding 5% of the total warrants.**

No.	Name / Position	Started Working Date	No. of allocated warrants (units)	% of the total warrants	Contribution to the company
1	**Mr. Somprasong Boonyachai** Chariman of the Executive Committee-Wireless Communications	10/02/1992	735,500	7.51%	☐ Being the leader in creation of Advanced Info Service Plc.'s vision, overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. ☐ Being the top leader in monitoring and managing Advanced Info Services Plc., its subsidiaries and affiliates and developing the competitiveness of Advanced Info Service Plc., its subsidiaries and affiliates' s businesses.
2	**Ms. Yingluck Shinawatra** President - Wireless Communications	01/08/1991	650,000	6.64%	☐ Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. ☐ Being the top leader in monitoring and managing Advanced Info Service Plc., business and developing the competitiveness of Advanced Info Service's business.
3	**Mrs. Suwimol Kaewkoon** Chief Customer Champion & Terminal Business Officer	01/09/1994	580,000	5.92%	☐ Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. ☐ Being the top leader in monitoring customer relationship and managing terminal business to enhance the competitiveness of Advanced Info Service's business.
4	**Mr. Vikrom Sriprataks** Chief Technology Officer	30/04/1990	500,000	5.10%	☐ Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. ☐ Being the top leader in monitoring and managing network engineering to enhance the competitiveness of Advanced Info Service's business.
5	**Mr. Kittsanan Ngamphathipong** Executive Vice President / Marketing & Corporate Strategic Planning	01/03/2002	500,000	5.10%	☐ Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. ☐ Being the top leader in monitoring and managing overall strategic marketing to enhance the competitiveness of Advanced Info Service's business.

The Information of Independent Director
Advanced Info Service Public Company Limited

1. Name - Surname	Mr. Suphadej Poonpipat
Date of Birth	9 May 1950
Current Title	Director and Chairman of the Audit Committee
Relationship with Management	- None -
Highest Education	Master Degree of University of Wisconsin, USA.
Experience	1998 – Present Chairman of the Audit Committee Advanced Info Service Public Company Limited 1990 – Present President and Chief Executive Officer National Securities Public Company Limited
Illegal Record in past 10 years	- None -
Number of Shares Held in Advanced Info Service Public Company Limited	- None -

2. Name - Surname	Mr. Arun Churdboonchart
Date of Birthday	August 27, 1941
Current Title	Director and Member of the Audit Committee
Relationship with Management	- None -
Highest Education	Bachelor Degree of Business Administration California State University, Long Beach, California, USA. Certificate of Public – Private joint defence curricum, Class 3 The National Defence College of Thailand
Experience	Present Executive Director Trinity Group 1998 – Present Director and Member of the Audit Committee Advanced Info Service Public Company Limited
Illegal Record in past 10 years	- None -
Number of Shares Held in Advanced Info Service Public Company Limited	- None -

3. Name - Surname	Mr. Boonchoo Direksathapon
Date of Birthday	9 January 1946
Current Title	Director and Member of the Audit Committee
Relationship with Management	- None -
Highest Education	Honorary Bachelor Degree of Accounting (2nd Class) Chulalongkorn University Fellow Member of The Institute of Chartered Accounts in England and Wales Certificate of Public – Private joint defence curricum The National Defence College of Thailand
Experience	Present Director and Audit Committee Advanced Info Service Public Company Limited Director and Managing Director Ratchaburi Electricity Generating Holding Public Company Limited Director Ratchaburi Electricity Generating Company Limited Director Ratchaburi Energy Company Limited Director Tri Energy Company Limited Director SCB Asset Management Company Limited Director Ratchaburi Power Company Limited Director Siam Ethanol Exports Company Limited Acting Chief Finance Officer Electricity Generating Authority of Thailand 1999-2000 Deputy Governor – Account and Finance Electricity Generating Authority of Thailand Acting Deputy Governor– Administration Electricity Generating Authority of Thailand 1997-1999 Deputy Governor – Account and Finance Electricity Generating Authority of Thailand
Illegal Record in past 10 years	- None -
Number of Shares Held in Advanced Info Service Public Company Limited	- None -

TABLE OF **CONTENTS**

FINANCIAL **HIGHLIGHTS**

Unit : Million Baht

Financial results	***2004***	2003	2002
Revenue from services and equipment rentals	**84,394.94**	73,749.94	60,925.97
Sales	**12,042.54**	15,741.76	19,325.43
Total revenue	**96,437.48**	89,491.70	80,251.40
Gross Profit	**43,442.19**	40,073.14	35,410.78
Net Profit	**20,258.05**	18,529.02	11,430.30
Total Assets	**121,167.60**	124,949.18	126,085.37
Total Liabilities	**53,080.43**	65,322.97	74,844.12
Total Shareholders' Equity	**68,087.17**	59,626.20	51,241.25
Cash flows from operating activities	**38,932.08**	40,378.17	22,037.95

Financial ratio	***2004***	2003	2002
Net Profit Margin	**21.01%**	20.70%	14.24%
Return on Equity	**31.72%**	33.43%	24.78%
Return on Asset	**41.57%**	36.38%	28.51%
Earning per share (Baht)	**6.89**	6.32	3.89
Dividend per share (Baht)	**4.75**	4.10	1.55
Book Value per share (Baht)	**23.16**	20.32	17.46


96,437.48
20,258.05
2002
126,085.37
2003
124,949.18
2004
121,167.60
(Million Baht)

RIGHT SOLUTION TO **DELIGHT CUSTOMER**

Amidst a dynamic business environment, customers' ever-changing behaviours and rapid technological advances, AIS are fully aware and prepared to accommodate such transformations whilst still maintaining its position as the leading wireless service provider in Thailand. Under the concept, 'Right Solution to Delight Customers', AIS is committed to provide an array of innovative services at the right quality, right price and right time to meet its customers' demands. This has been the key to the AIS' success, enabling AIS to maintain its market leader position and capture the hearts of over fifteen million customers.

sportLIFE
LIFEstyle
Yahoo2SMS
mBOOK
Push to Talk
Smart Mobile Location
Mobile Payment
Fashion Channel
Animate SMS
SIM to GO
Live TV or Mobile
mUp2Date
Sawasdee
Freedom Friends
Jobs on Mobile
EVOLUTION MODE
Serenade
Stock Alert
mHealth
bizLIFE
mPAY
MMS
LIFEconnect
M2G










































TRANG













RIGHT **PRODUCT**

A wide selection of products and services is regularly introduced to meet customers' dynamic needs, and hence maximise customers' satisfaction. AIS places a very special emphasis on catering appropriate services that suit and facilitate individuals' daily lives in every lifestyle, personally and professionally. The development of the 'Corporate Wireless Office' for corporate customers helps to enhance business efficiency and effectiveness by offering a mobile office anytime anywhere.





RIGHT QUALITY



Quality is at the heart of AIS' operation and it has always been the top priority for AIS to deliver high-quality products and services. Excellence in network, technology, services and human resources development is maintained to ensure top quality of services. AIS develops a high speed and intelligent network in order to be a true network hub delivering wide variety of wireless telecommunications services. Network expansion to cover a wider area also enables AIS to offer advanced technological connections including GPRS and EDGE at key domestic areas throughout Thailand as well as overseas. In addition, AIS' service quality standards have been further enhanced with the help of CRM and the installation of CEM at every customer contact point. This ensures convenience and unrivalled customers experience at all times. Development of human resources must also be exercised simultaneously starting from the selection of service-minded individuals, building consistent work morale across the board, and arranging practical human resources development programs to ensure the highest quality customer service standards.


7,500฿
6,300฿
6,200฿
5,000


,200฿
3,200฿
3,500฿
4,400฿
2,800฿
2,200฿
2,400฿
2,500฿
,500฿
2,500฿
3,500฿
2,800฿
5,700฿
3,000฿



RIGHT PRICE

It is important for AIS to recognise that customers are willing to pay for services that are worth their money. The cost of products and services must be reasonable and worthy of customers' spending. Consequently, AIS has conducted a number of studies on consumers' behaviours on a regular basis, and the results have been analysed and tested using the internal IT management system to come up with suitable programs to accommodate an array of customers' needs. Recently, AIS has introduced its latest program, which allows customers to make changes, select or combine a program themselves, making AIS the first and only wireless telecommunications service provider in Thailand to offer such a unique service.





RIGHT TIME



The introduction of services to meet the demands of customers at the right time is another important factor to ensure customers' satisfaction. Services should offer consultation or solutions to the needs and requirements of customers in a fast and effective manner. This has been a key issue in driving AIS to deliver services in accordance with customers' needs as well as develop staff and shop capabilities to present products and services at the right time. AIS has also rearranged its office setting, work processes and customer service procedures at call centres in order to ensure that services are provided with clarity, accuracy and speed.

3s concept

With customers being at the heart of AIS' operation and customers' delight being AIS' main priority every time they contact AIS, it is important to establish an accurate understanding of customers' needs in terms of setting and cost. This information can then be analysed in order to acknowledge the actual needs of customers and develop the right solutions based on 'Speed', 'Simplification' and 'Sense of Customer'.

S#1 Speed

Product and service innovation through fast and effective internal work processes and in accordance with overall market demand is crucial. It is necessary to accommodate the demands of customers on time, respond to the needs of a large number of customers in the market and ensure that investment is cost effective. This strategy will be important for the effective management of AIS' resources.

S#2 Simplification

In order for AIS to achieve its objectives and respond precisely to customers' demands, it has placed special emphasis on operational procedures, innovation and product and service concept development, which is straightforward and easy to understand. As customers are requiring services, which are simple and help to enhance convenience, simplification will undoubtedly lead to customers' satisfaction.

S#3 Sense of Customer

Service presentation must be based on customers' ideas and concepts derived from their actual needs and feelings. AIS uses 'Sense of Customer' to develop innovation on future products and services, which will directly and correctly respond to customers' needs.

These three factors, 'Speed', 'Simplification' and 'Sense of Customer' must be 'Customer Centric' in order to create the right solution. Effective human resources development programs must be initiated and exercised on a continual basis enabling personnel to determine customers' needs and types as well as recognise changes in customers' behaviours. This will allow AIS to appropriately group customers whilst develop a better understanding of technological changes. AIS will then be able to adopt the right kind of technology to further enhance its products and services to accommodate customers' demands. This will be accomplished by ensuring that an effective structural background is in place and by supporting equipment based on an increasing number of customers and customers' requirements.

MESSAGE FROM THE **CHAIRMEN**

Dear Shareholders,

2004 proved to be another successful year in business operations for Advanced Info Service Public Company Limited. The ever changing and developing our business was a key factor in strengthening customer confidence in the Company and from January to December 2004, AIS' subscriber base increased by 1.9 million subscribers out of a total market net add of 4.3 million subscribers, a 15 percent growth rate. By the end of 2004, AIS had achieved a total of 15.2 million registered user numbers, 2.1 million subscribers from GSM advance and GSM 1800, and 13.1 million subscribers from One-2-Call! There was also an increase of 2,998 million baht in revenue derived from non-voice services, a 41 percent growth in 2004, as a result of the Company's proactive approach and efforts to respond promptly and accurately to customer demands.

Operational Performance and Net Profit

Our determination to provide an array of innovative, quality and modern services for every situation in response to customer demand, as well as the improvement in efficiency, enabled AIS to win the trust of its customers and meet its business target. This year, AIS attained total revenue of 96,438 million baht, compared to 89,492 million baht the previous year, an increase of 6,946 million baht or 8 percent. Net profit in 2004 was 20,258 million baht, compared to 18,529 million baht in 2003, an increase of 1,729 million baht or 9 percent. As a result of its continual expansion, AIS was ranked 840th out of 1,000 World's Most Valuable Company 2004 by Business Week magazine.

Right Solution to Delight Customer

The ever changing customer demands and behaviour is the key factors that drive the company to improve and cope with customers' demand. So, in 2004, the company focused on variety and quality of service which must have 4 characteristics :

- Right Product that answers the customers' needs
- Right Quality, in all aspects, network, technology, service and people
- Right Price
- Right Time

The services must be delivered with speed and simplification, and most importantly, with Sense of customer in mind.

The recent corporate restructuring combining IT and network communications technology, and dividing them into solutions and operations, allows AIS to offer precise and effective services in response to its customers' demand. The new structure also enables the Company to offer unlimited services and become a genuine leader in providing wireless telecommunication services.

Good Governance

Throughout its fourteen years of operations, AIS' policies have been reviewed and evaluated on a regular basis in order to ensure transparency. This is part of its responsibility towards shareholders, creditors, customers, employees and the Thai community, whilst maintaining its status as an exemplary Thai owned enterprise and earning trust and confidence from investors, both within Thailand and overseas. This year AIS received a BBB+ rating from Standard and Poor's (S&P), moving up from the previous year's rating of BBB, a rating representing stable corporate reliability given to privately owned companies. This also reflects the Company's strength as being the largest mobile phone operator in Thailand. Owing to its professional management strategy, AIS was presented with the Best CEO in Thailand Award by asiamoney magazine and selected Best Managed Company in Thailand and Best Managed Cellular Telecom Company in Asia by Euromoney magazine.

Future Trends in the Mobile Phone Business and Competitive Situation

The trend in mobile phone service in 2004 is approaching a turning point, reaching the saturation. There was a 20 percent increase in



the number of mobile phone users in 2004, which accounted for 41 percent of the Thai population who now use mobile phones, equivalent to 26.5 million.

In this business environment, companies must have clear direction and more thoroughness in their investment policy, which must be in accordance with technological developments and the rapid changes occurring in consumer behaviour. Telecommunication business is now concentrating their investments in the wireless technology, this is in accordance with the changing in service consumed by consumers. Previously it was simply a call from mobile to mobile but now consumers use wireless service as a media to transmit data and voice. Wireless service is becoming utility business, similar to electricity which we all consumed in many different ways. Therefore, AIS believes that wireless services will soon become the main form of communication for consumers, industry and business. This will result in a tougher and more competitive wireless business environment, especially in the non-voice and wireless services.

In addition to network availability to accommodate wireless services, AIS recently setup a Future Lab team to examine and develop new services that should offer a combination of technology and innovative ideas to enhance consumer needs and user convenience in their daily lives. In this aspect, AIS has proudly become a real leader in providing supplementary information and wireless services, moving ahead of other service providers.

Government Movement Towards An Open Telecommunications Policy

The establishment of the National Telecommunications Commission (NTC) in 2004 marked an important step by the Government in preparation for deregulation of the telecommunications industry. This created clarity on many important issues in telecommunications, including interconnection charge, where implementation is expected to begin in 2005. The solution to key issues concerning principles and guidelines for business, as well as operator licenses, is yet to be agreed. Therefore, a conclusion to the business cooperation agreement cannot be reached at present, but is expected to become clear in 2005.

On this occasion, on behalf of the Board of Directors and Management, we would like to thank all our shareholders, valued customers and business partners for putting their trust in AIS and for supporting the Company's growth. We are confident that with our concerted efforts and determination to meet our customers' needs and develop the Company's capability on a continual basis as well as exercise a good governance policy, AIS will be successful in maintaining its position as a leading wireless service business in Thailand.

P. Limpaphayom.

Dr. Paiboon Limpaphayom
Chairman of the Board of Directors

Somp. Boonyachai

Mr. Somprasong Boonyachai
Chairman of the Executive Committee

BOARD OF **DIRECTORS**

Advanced Info Service Public Company Limited



01



02



03



04



05

01 Dr. Paiboon Limpaphayom
Chairman of the Board
of Directors

02 Mr. Suphadej Poonpipat
Chairman of the Audit
Committee

03 Mr. Arun Churdboonchart
Member of the Audit
Committee

04 Mr. Boonchoo Direksathaporn
Member of the Audit
Committee

05 Mrs. Tasanee Manorot
Director


06


07


08


09


10

06 Mr. Boonklee Plangsiri
Director

07 Mr. Somprasong Boonyachai
Director

08 Mrs. Siripen Sitasuwan
Director

09 Mr. Chow Wing Keung Lucas
Director

10 Mr. Lim Chuan Poh
Director

DIRECTORS AND **MANAGEMENT TEAM**

As of 31 December 2004

Mr. Paiboon Limpaphayom (Ph.D)

Age	63	
Title	Chairman of the Board of Directors	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Ph.D. (Electrical Engineering), Iowa State University, U.S.A. Certificate of Public-Private joint defence curricum, Class 3 The National Defence College of Thailand	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2000 - Present	Director Thai Military Bank Public Company Limited
	1999 - Present	Chairman of the Board of Director Advanced Info Service Public Company Limited
	1998 - 2002	Vice Chairman of the Board of Directors Shin Corporation Public Company Limited
	1998 - 2000	Vice Chairman of the Board of Directors Shin Corporation Public Company Limited
	1993 - 1998	Director and Member of the Executive Committee Shin Corporation Group
	1992 - 1993	Advisor Telephone Organization of Thailand
	1988 - 1992	Managing Director Telephone Organization of Thailand
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Boonklee Plangsiri		
Age	53	
Title	Director	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Master Degree in Computer Engineering, University of Illinois (Urbana Champaign), U.S.A.	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2004 - Present	Chairman of the Borad of Directors CS LoxInfo Public Company Limited
	2001 - Present	Chairman of the Board of Directors ITV Public Company Limited
	1999 - Present	Chairman of the Group Executive Committee Shin Corporation Group
	1997 - Present	Director Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited
	2001 - 2002	Chairman of the Executive Committee ITV Public Company Limited
	1997 - 2000	Member of the Executive Commmittee Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited
	1995 - 1996	Vice Chairman of the Executive Committee (Operation) Shinawatra Group
	1993 - 1994	President of Shinawatra Group
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Somprasong Boonyachai		
Age	49	
Title	Director and Chairman of the Executive Committee Wireless Communications	
Shareholding (share)* (31/12/04)	73,924	
Relationship with Management	None	
Highest Education	Master Degree of Engineering, Asian Institute of Technology (AIT)	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2004 - Present	Director and Member of the Executive Committee ITV Public Company Limited CS LoxInfo Public Company Limited
	2000 - Present	Vice Chairman of the Executive Committee Shin Corporation Group Member of the Executive Committee, Shin Satellite Public Company Limited
	1999 - Present	Chairman of the Executive Committee Wireless Communications Business Shin Corporation Public Company Limited Director Advanced Info Service Public Company Limited
	1997 - 1998	Vice Chairman of the Executive Committee - Wireless Communications Business Shinawatra Group
	1995 - 1996	Senior President Advanced Info Service Public Company Limited
	1993 - 1995	President Advanced Info Service Public Company Limited
	1993 - 1994	President Shin Satellite Public Company Limited
	1992 - 1993	Executive Vice President (Operation 4) Shinawatra Group
Illegal Record in the past 10 years	None	

* *Includes holding by spouse and minor children*

Mrs. Siripen Sitasuwan

Age	56	
Title	Director and Member of the Executive Committee	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Master Degree of Business Administration Wichita State University, Wichita, Kansas, U.S.A.	
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Certification Program (DCP) Class 33/2003	
Experience	2004 - Present	Director and Member of the Executive Committee CS LoxInfo Public Company Limited
	2001 - Present	Director and Member of the Executive Committee ITV Public Company Limited
	2000 - Present	President and Group Chief Finance Officer, Shin Corporation Group
	1998 - Present	Director and Member of the Executive Committee Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited
	1998 - 2000	Chief Finance Officer, Shin Corporation Public Company Limited
	1994 - 1998	Executive Vice President - Finance, Shinawatra Group
	1991 - 1993	Vice President - Finance, Shinawatra Group
Illegal Record in the past 10 years	None	

Mr. Lim Chuan Poh

Age	49	
Title	Director and Member of the Executive Committee	
Shareholding (share)*	None	
Relationship with Management	None	
Highest Education	Master Degree of Science	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2004 - Present	Director and Member of the Executive Committee Advanced Info Service Public Company Limited Chief Executive Officer, Singtel Strategic Investments
	1999 - 2004	Executive Vice President, Singtel Strategic Investments
	1998 - 1999	Chief Executive Officer, Fixed Lines Services
	1996 - 1998	Admin Officer, Ministry of Communications
	1993 - 1995	Engineering Service Officer, TAS
	1981 - 1993	Engineering Service Officer, Ministry of Environment
	1980 - 1981	Foreign Service, Ministry of Foreign Affairs
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Chow, Wing Keung Lucas

Age	51	
Title	Director and Member of the Executive Committee	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Honorary Bachelor Degree of Science University of Aston, Birmingham, UK.	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2004 - Present	Director Advanced Info Service Public Company Limited Executive Vice President, Singapore Telecom Ltd.
	2000 - 2004	Director and Member of the Executive Committee Advanced Info Service Public Company Limited Executive Vice President, Singapore Telecom Ltd. Chief Executive Officer, Singapore Telecom Mobile Pte. Ltd.
	1999-2000	Vice President -Consumer Marketing Singapore Telecom Ltd. Chief Executive Officer Singapore Telecom Mobile Pte. Ltd.
	1998 - 1999	Group Director of Total Quality Singapore Telecom Ltd.
	1998	Operation Manager of Hewlett Packard
Illegal Record in the past 10 years	None	

Mrs. Tasanee Manorot

Age	59	
Title	Director	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Bachelor Degree in Commerce and Accountancy, Chulalongkorn University	
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Certification Program (DCP) Class 32/2003 Program : Advanced Management Program, Harvard Business School, U.S.A. (2003)	
Experience	2002 - Present	Senior Executive Vice President TOT Corporation Public Company Limited
	2001 - Present	Director, Advanced Info Service Public Company Limited
	2000 - 2002	Senior Executive Vice President, Telephone Organization of Thailand
	1999 - 2000	Executive Vice President, Telephone Organization of Thailand
	1996 - 1999	Vice President of Finance Department, Telephone Organization of Thailand
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Dumrong Kasemset (Ph.D)

Age	50	
Title	Member of the Executive Committee	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Ph.D, Electrical Engineering, Massachusetts Institute of Technology, U.S.A.	
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Accreditation Program (DAP) Calss 2/2003	
Experience	2004 - Present	Director and Chairman of the Executive Committee CS LoxInfo Public Company Limited Member of the Executive Committee ITV Public Company Limited
	2000 - Present	Group Vice Chairman of the Group Executive Committee Shin Corporation Group Member of the Executive Committee Advanced Info Service Public Company Limited
	1997 - Present	Chairman of the Executive Committee Satellite Communications and International Business Shin Satellite Public Company Limited
	1995 - 1997	Vice Chariman of the Executive Committee-Policy, Shinawatra Group
	1994 - 2000	President, Shinawatra Satellite Public Company Limited
	1993 - 1994	Executive Vice President, International Broadcasting Corporation Limited
	1991 - 1992	Senior Manager-Business Development Shinawatra Computer and Communications Group General Manager, Internal Broadcasting Corporation Limited
	1989 - 1991	Program Manager Integrated Optoelectronics, GE Aerospace, New York, U.S.A.
	1986 - 1989	Manager - Ga As IC Materials Microwave Semiconductor Company Limited, Siemens Group, New Jersey, U.S.A.
Illegal Record in the past 10 years	None	

Mr. Suphadej Poonpipat

Age	54	
Title	Director and Chairman of the Audit Committee	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Master Degree, University of Wisconsin, U.S.A.	
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Accreditation Program (DCP) Class 8/2004	
Experience	1998 - Present	Chairman of the Audit Committee Advanced Info Service Public Company Limited
	1990 - Present	President and Chief Executive Officer National Securities Public Company Limited
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Arun Churdboonchart

Age	63	
Title	Director and Member of the Audit Committee	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Bachelor Degree of Business Administration California State University, Long Beach, California, U.S.A. Certificate of Public - Private joint defence curricum, Class 3 The National Defence College of Thailand	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	Present	Executive Director Trinity Group
	1998-Present	Director and Member of the Audit Committee Advanced Info Service Public Company Limited
Illegal Record in the past 10 years	None	

Mr. Boonchoo Direksathaporn

Age	58	
Title	Director and Member of the Audit Committee	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Honorary Bachelor Degree of Accounting (2nd Class), Chulalongkorn University Fellow Member of The Institute of Chartered Accounts in England and Wales Certificate of Public Private joint defence curricum The National Defence College of Thailand	
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Certification Program (DCP) Class 14/2002	
Experience	Present	Director and Audit Committee Advanced Info Service Public Company Limited Director and Managing Director Ratchaburi Electricity Generating Holding Public Company Limited Director, Ratchaburi Electricity Generating Company Limited Director, Ratchaburi Energy Company Limited Director, Tri Energy Company Limited Director, SCB Asset Management Company Limited Director, Ratchaburi Power Company Limited Director, Ethanol Exports Company Limited Acting Chief Finance Officer Electricity Generating Authority of Thailand
	1999-2000	Deputy Governor - Account and Finance - Electricity Generating Authority of Thailand Acting Deputy Governor - Administration Electricity Generating Authority of Thailand
	1997-1999	Deputy Governor - Account and Finance Electricity Generating Authority of Thailand
Illegal Record in the past 10 years	None	

* *Includes holding by spouse and minor children*

Mr.Vikrom Sirpratoks

Age	52	
Title	ChiefTechnology Officer	
Shareholding (share)* (31/12/04)	120,000	
Relationship with Management	None	
Highest Education	Master Degree of Business Administration Thammasat University	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2002-Present	ChiefTechonology Officer Advanced Info Service Public Company Limited
	2000 - 2002	President Digital Phone Company Limited
	1998-2000	Senior Executive President Engineering Advanced Info Service Public Company Limited
	1995-1998	Executive Vice President Shinawatra International Company Limited
Illegal Record in the past 10 years	None	

Mrs. Suwimol Kaewkoon

Age	49	
Title	Chief Customer Champion & Terminal Business Officer	
Shareholding (share)* (31/12/04)	26,540	
Relationship with Management	None	
Highest Education	Master Degree of Business Management Asian Institute of Management, Philippines Programme for Management Development Harvard Business School, U.S.A.	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2002-Present	Chief Customer Champion & Terminal Business Officer Advanced Info Service Public Company Limited
	1995-2002	Managing Dirtector Advance Wireless Marketing Company Limited
	1982-1994	President Robinson Department Store Public Company Limited
	1980-1981	Senior Business Consultant Allied Management Consultant of Asia Company Limited
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Pong-Amorn Nimpoonsawat

Age	42	
Title	Chief Finance Officer	
Shareholding (share)* (31/12/04)	49	
Relationship with Management	None	
Highest Education	Master Degree of Management Sasin University	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2001-Present	Chief Finance Officer Advanced Info Service Public Company Limited
	1998-2001	Financial Director Dentsu Young & Robicam Company Limited
	1997-1998	Financial Director Shinawatra Paging Company Limited Financial Director Pager Sales Company Limited
Illegal Record in the past 10 years	None	

Mr. Lum Hon Fye

Age	42	
Title	Executive Vice Chairman	
Shareholding (share)* (31/12/04)	None	
Relationship with Management	None	
Highest Education	Master of Science in Management, Standford University, U.S.A. Engineering Science (1st Class Honors), University of Oxford, UK.	
Governance Training (e.g. DCP and DAP of IOD) and other training	None	
Experience	2004-Present	Executive Vice Chairman
	2002-2004	Director and Executive Vice Chairman Advanced Info Service Public Company Limited
	2001-Present	Executive Vice Chairman Advanced Info Service Public Company Limited
	2001	Vice President - Regional Mobile/Consumer Business, Singapore Telecom Ltd.
	1999-2001	Vice President/ Chief Executive Officer - Sales and Channels, Telecom Equipment
	1998-1999	Chief Executive Officer, SingTel Paging
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

SHAREHOLDING **STRUCTURE**

Major Shareholders as of 30 August 2004

No.	Name	No. of Shares	% of Holding
1	SHIN CORPORATION PUBLIC COMPANY LIMITED	1,263,712,000	42.92
2	SINGTEL STRATEGIC INVESTMENTS PTE LTD	568,000,000	19.29
3	HSBC (SINGAPORE) NOMINEES PTE LTD	81,129,955	2.76
4	STATE STREET BANK AND TRUST COMPANY	70,202,541	2.38
5	THAI TRUST FUND MANAGEMENT COMPANY LIMITED	64,039,000	2.18
6	THE BANK OF NEW YORK (NOMINEES) LIMITED	51,357,671	1.74
7	THAI NVDR COMPANY LIMITED	45,170,722	1.53
8	HSBC BANK PLC-CLIENTS GENERAL A/C	40,361,570	1.37
9	LITTLEDOWN NOMINEES LIMITED	36,520,100	1.24
10	NORTRUST NOMINEES LTD	30,923,878	1.05

Source : Major shareholders' report as of 30 August 2004 prepared by Thailand Securities Depository Co., Ltd.

SHIN CORPORATON PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited 2)
Registered Capital 5,000 Mil. Baht
Paid-up Capital 2,945.44 Mil. Baht 42.90%

- **Mobile from Advanced Co., Ltd.**
  Registered and Paid-up Capital
  240 Mil. Baht 99.99%
- **Advanced Datanetwork Communication Co., Ltd.**
  Registered and Paid-up Capital
  957.52 Mil. Baht 51.00%
- **Data Network Solutions Co., Ltd**
  Registered and Paid-up Capital
  1 Mil. Baht 49.00%
- **Digital Phone Co., Ltd.**
  Registered and Paid-up Capital
  14,621 Mil. Baht 98.55%
- **Advanced Contact Center Co., Ltd.**
  Registered and Paid-up Capital
  272 Mil. Baht 99.99%
- **Data Line Thai Co., Ltd.**
  Registered and Paid-up Capital
  15 Mil. Baht 65.00%

Shin Satellite Public Company Limited 2)
Registered Capital 5,568.47 Mil. Baht
Paid-up Capital 4,385.97 Mil. Baht 51.40%

- **Shin Broadband Internet (Thailand) Co., Ltd.**
  Registered and Paid-up Capital
  947.23 Mil. Baht 99.99%
  - **CS LoxInfo Public Company Limited** 2)
    Registered Capital 630.98 Mil. Baht
    Paid-up Capital 625.00 Mil. Baht 40.02%
    - **Loxley Information Service Co., Ltd**
      Registered and Paid-up Capital
      260.10 Mil. Baht 94.19%
    - **Teleinfo Media Co., Ltd.**
      Registered and Paid-up Capital
      694.13 Mil. Baht 63.25%
    - **C.S. Loxinfo Solution Co., Ltd.**
      Registered and Paid-up Capital
      5 Mil. Baht 44.99%
- **Shenington Investments Pte. Ltd.** 1)
  Registered Capital 15 Mil. SGD
  Paid-up Capital 14.66 Mil. SGD 100%
  - **Cambodia Shinawatra Co., Ltd.**
    Registered and Paid-up Capital
    17 Mil. USD 100%
  - **Lao Telecommunication Co., Ltd.**
    Registered and Paid-up Capital
    96.84 Mil. USD 49.00%
- **IPSTAR Co., Ltd.**
  Registered Capital 2 Mil. USD
  Paid-up Capital 0.02 Mil. USD 98.68%
  - **IPSTAR Australia Pty Ltd.**
    Registered and Paid-up Capital
    0.1 Mil. AUD 100%
  - **IPSTAR New Zealand Ltd.**
    Registered and Paid-up Capital
    0.5 Mil. NZD 100%
  - **IPSTAR Do Brasil**
    Registered Capital 0.10 Mil. USD
    Paid-up Capital 0.01 Mil. USD 100%
- **Star Nucleus Company Limited**
  Registered Capital 0.05 Mil. USD 70.00%
- **SPACECODE LLC.** 70.00%

(As at January 31, 2005)

Registered Capital 5,000 Mil. Baht 1), 2)
Paid-up Capital 2,953.63 Mil. Baht

ITV Public Company Limited 2)
Registered Capital 7,800 Mil. Baht
Paid-up Capital 6,023.71 Mil. Baht 53.01%

- **Artware Media Co., Ltd.**
  Registered and Paid-up Capital
  20 Mil. Baht 99.99%

SC Matchbox Co., Ltd.
Registered and Paid-up Capital
9 Mil. Baht [illegible]

Thai AirAsia Co., Ltd.
Registered and Paid-up Capital
400 Mil. Baht 50.00%

Capital OK Co., Ltd.
Registered and Paid-up Capital
1,000 Mil. Baht 60.00%

- **Payment Solution Co., Ltd.**
  Registered Capital 200 Mil. Baht
  Paid-up Capital 50 Mil. Baht 99.99%
- **Professional Collection Co., Ltd.**
  Registered Capital 20 Mil. Baht
  Paid-up Capital 10 Mil. Baht 99.99%

I.T. Applications and Services Co., Ltd.
Registered and Paid-up Capital
10 Mil. Baht 99.99%

- **Shinawatra Information Technology Co., Ltd.**
  Registered and Paid-up Capital
  100 Mil. Baht 99.99%

AD Venture Co., Ltd.
Registered and Paid-up Capital
550 Mil. Baht 90.91%

- **Shineedotcom Co., Ltd.**
  Registered and Paid-up Capital
  190 Mil. Baht 70.00%
- **ArcCyber Co., Ltd.**
  Registered and Paid-up Capital
  315 Mil. Baht 47.50%

Merry International Investment Corp. 1)
Registered Capital 100,000 USD
Paid-up Capital 1 USD 100%

1) Holding Company
2) Listed Company on the Stock Exchange of Thailand

DEVELOPMENT AND **KEY EVENTS 2004**

Key Events 2004

January 2004
- Introduction of Serenade programs for Platinum and Gold Class customers.

February 2004
- Restructuring of AIS management, combining the IT and Network Communications Technology and dividing them into "Solutions" and "Operations". Its purpose, is to increase operational efficiency and achieve the Company's goal of becoming a perfect wireless service provider.
- One-2-Call! introduced "Freedom Everyday" for customers purchasing phone cards on a daily basis, under the concept "20 baht a day" and introduced a 40 baht phone card especially for this program. To serve customers'needs.

March 2004
- Introduction of "EVOLUTION MODE" by GSM advance, offering a range of wireless services to suit every lifestyle.
- Launch of the fast and cost effective "SIM to Go" service providing added convenience for oversea customers.
- Launch of the NWO (New World Order) project encouraging university students to work at AIS for one year. The project was introduced under the "Greatness of Little Force" concept in the belief that the new generation is the future force to lead Thai society.

May 2004
- Introduction of the world's first innovative GPRS service fee calculation system, changing from the previous system based on quantity of information sent and received, to a system based on actual time used.
- One-2-Call! introduced "Sawasdee" offering a comprehensive mobile service for customers.

July 2004
- AIS ranked 840th among 1,000 World's Most Valuable Company 2004 by Business Week magazine.
- Introduction of the sensational "mGANG" cartoon charcters by mobileLIFE to represent every lifestyle, adding a new experience to the wireless VAS market.

August 2004
- Fitch Rating (Thailand) Company Limited assigned an AA (tha) long-term credit rating to AIS, reflecting the Company's stability, and an F1+(tha) short-term credit rating, reflecting the Company's financial strength and market leadership.
- AIS held a press conference to announce a 1.5 billion baht investment plan for network expansion, and to showcase the latest innovations, e.g. a taxi signal surveillance system and a mini mobile station designed by Thai engineers.

October 2004

- TRIS assigned the rating of AA to AIS and its debentures, reflecting the Company's operational strength, continual excellence in business performance and ability to generate high cash flow.
- mobileLIFE introduced "Calling Melody *789" providing a refreshing change from the standard call tone to a melody or fun dialogue for callers to listen to, and allowing mobile phone users to create their own unique identity.

November 2004

- GSM advance launched a superior "MultiSIM" innovation under the "One Number MultiSIM" concept, especially for users using more than one handset or communication device.
- mobileLIFE joined with over 300 content and service providers to capture the Non-voice service market, supporting all business operations through the launch of a 24-hour CPCC (Content Partner Call Centre) providing solutions and consultant services to all business partners.

December 2004

- AIS received a BBB+ rating from Standard and Poor's (S&P), moving up from the previous year's rating of BBB, a rating representing stable corporate reliability given to privately owned companies. This also reflects the Company's strength as being the largest mobile phone operator in Thailand.
- An Institutional Investor Group Publication presented "Best CEO" and "Best Investor Relations Awards 2004" to AIS following an opinion survey from international institutional investors.
- AIS joined with over 200 banks and retail stores to offer 500 mPAY service counters to customers. Designed by a team from Future Lab, mPAY created a new chapter in the history of Financial Transaction by combining wireless services with the spending lifestyle of Thais. mPAY offers a lifestyle with quality at every step, plus added convenience and safety, allowing users to check expenditure at any time.
- AIS was voted for the "Best CEO in Thailand 2004" and was ranked the third "Overall Best Managed Company in Thailand" with market capitalisation of over US$700 million by asiamoney magazine.
- Euromoney magazine voted AIS the "Best Managed Company in Thailand" and "Best Managed Cellular Telecom Company in Asia", reflecting the Company's management effectiveness and credibility. The survey was conducted of companies both in Thailand and throughout Asia.

GENERAL **INFORMATION**

The Company and its subsidiaries

Company	Business	Registered Capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Advanced Info Service Plc. Head Office : 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel. (66) 2299 5000 Fax. (66) 2615 3330 Branch : 1291/1 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel. (66) 2299 6000 Fax. (66) 2299 6005 Home Page : www.a s.co.th	Service provider of Digital GSM and NMT Cellular 900	5,000	1	2,945.44	-
Its subsidiaries					
Mobile From Advanced Co., Ltd. (Formerly name: Advanced Wireless Marketing Co., Ltd.) 414 Phaholyothin Road , Samsennai, Phayathai, Bangkok Tel. (66) 2502 5899 Fax. (66) 2502 5800	Importer and distributor of of cellular phones and accessories (non-operated)	24	10	240.00	99.99
Advanced Data Network Communications Co., Ltd. 500 Amarin Plaza Tower, 17th Floor, Ploenchit Road, Lumpini, Pathumwan, Bangkok Tel. (66) 2256 9461-80 Fax. (66) 2256 9922 Home Page : www.adc.co.th	Service provider of voice/data communications via telephone line network in Bangkok and metropolitan area	95.75	10	957.52	51.00

Company	Business	Registered Capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Data Network Solutions Co., Ltd. 500 Amarin Plaza Tower Lumpini, 9th Floor, Pathumwan, Bangkok Tel. (66) 2256 9461-80 Fax. (66) 2256 9993	Service provider of voice/data communications via telephone line network in upcountry	0.10	10	1.00	49.00
Digital Phone Co., Ltd. 1010 Shinawatra Tower 3, 22nd - 26th Floor, Vibhavadi-Rangsit Road, Lardyao, Chatuchak, Bangkok 10900 Tel. (66) 2502 5100 Fax. (66) 2299 5455 Home Page : www.dpc1800.com	Mobile phone network operator of Digital GSM 1800 and importer and distributor of cellular phones including accessories, and telecommunication equipments	1,462.19	10	14,621.86	98.55
Advanced Contact Center Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel. (66) 2299 6000 Fax. (66) 2299 5959	Call center service	27.20	10	272.00	99.99
Data Line Thai Co., Ltd. 414 Phaholyothin Road , Samsennai, Phayathai, Bangkok Tel. (66) 2299 5000 Fax. (66) 2615 3330	Internet service	1.50	10	15.00	65.00

OTHER **REFERENCES**

Ordinary Share Registrar	Thailand Securities Depository Public Company Limited 62, Ratchadapisek Road, Klongtoey, Klongtoey, Bangkok 10110 Tel. (66) 2229 2800, 2645 5599 Fax. (66) 2359 1262-3
Auditor	Mr. Prasan Chuapanich Certified Public Accountant Registration Number 3051 PricewaterhouseCoopers ABAS Limited 179/74-80, Bangkok City Tower, 15th Floor, South Sathorn Road, Yannawa, Bangkok 10120 Tel. (66) 2286 9999, (66) 2344 1000 Fax. (66) 2286 5050
Debenture Registrar / Debentureholders' Representative	The Siam Commercial Bank Public Company Limited 9 Rachadapisek Road, Lardyao, Chatuchak, Bangkok 10900 Tel. (66) 2544 3866-76 Thai Military Bank Public Company Limited 3000, Phahonyothin Road, Chatuchak, Bangkok 10900 Tel. (66) 2299 1111, (66) 2617 9111

AIS is an affiliation of the Shin Corporation Public Company Limited (SHIN), under the business segment of Wireless Communications Business (as shown in the diagram on page 31). According to shareholding structure of AIS, AIS currently owns six subsidiaries which are Digital Phone Co., Ltd., Advanced Data Network Communications Co., Ltd., Advanced Contact Center Co., Ltd., Data Network Solutions Co., Ltd., Data Line Thai Co., Ltd. and Mobile From Advance Co., Ltd. (as shown in the diagram on page 39).

Advanced Info Service Public Company Limited (AIS)

AIS initially operated cellular mobile telephone network in the 900 MHz frequency under the analog NMT technology which has already been discontinued since 1993. At present, AIS operates and provides services of digital GSM network in the 900 MHz frequency under a Build-Transfer-Operate (BTO) concession granted in 1990 for a period of 20 years by the Telephone Organization of Thailand (currently, TOT Corporation Public Company Limited). In 1996, the concession was extended to a period of 25 years ending in 2015.

Under the BTO concession agreements, AIS is required to build and raise capital for investment in the cellular network, transfer the network ownership to concession grantor, TOT, and then operate the system. AIS responsibilities include network engineering, network planning, equipment procurement and installation, network maintenance, and service commercialization. AIS is also entitled to share its revenue from service to the concession grantor. AIS currently pays a total of 25% of its postpaid service revenue and 20% of its prepaid service revenue to TOT and the government (in form of excise tax).

Additionally, AIS has also invested in related businesses in the following four subsidiaries.

Digital Phone Co., Ltd. (DPC)

DPC is 98.55% owned by AIS with a total 14,621 million Baht paid-up capital. In 1997, the Communication Authority of Thailand (currently, CAT Telecom Public Company Limited) granted DPC a 16-year Build-Transfer-Operate (BTO) concession, ending in 2013, to operate cellular network in the 1800 MHz frequency. Under the concession agreement, DPC is required to share a total of 20% of its revenue from mobile phone operation to CAT and the government in form of excise tax.

DPC also has network roaming agreement with AIS to enable nationwide service to the GSM 1800 customers as well as to the GSM advance customers. Additionally, DPC also imports and distributes mobile phones including other telecommunications equipment.

Advanced Data Network Communications Co., Ltd. (ADC)

ADC was granted a concession by TOT in 1989, which later in 1997, the concession was extended to a period of 25 years ending in 2022, to provide online data communication service via telephone landlines. At present ADC, with its 957.52 million Baht paid-up capital, is a joint venture business between AIS and TOT having 51% and 45.34% shareholding, respectively. ADC offers a wide range of services including Wide Area Network (WAN) through Gigabit Ethernet technology, Asynchronous Transfer Mode (ATM), Frame Relay and other legacy protocols. ADC currently has a service area and network infrastructure that covers nationwide. In 2005, ADC plans to launch new "home entertainment" service incorporating broadband TV and high-speed Internet service through telephone landlines. The broadband TV services include free TV, movie, music, news, documentary, entertainment and much more from various content partners. The service also allows customers to be able to use ADSL high-speed Internet and fixed-line telephone all at the same time.

Advanced Contact Center Co., Ltd. (ACC)

ACC is 99.99% owned by AIS with a total 272 million Baht paid-up capital. ACC focuses its business on customer relations, providing call center services including answering questions, suggesting and advising for AIS and DPC customers, as well as for other companies that require support or outsource of their call center functions.

Data Network Solutions Co., Ltd. (DNS)

DNS, with a total 1 million Baht paid-up capital, is 49% owned by AIS and 51% owned by Bangkok Telecom Engineering Co., Ltd. Originally, DNS was established to provide online data communication service, selling and renting equipment to customers in the provincial area as ADC was restricted by the original concession agreement to provide service only in Bangkok area. However in 1997, TOT granted ADC a permission to provide service nationwide. As such, DNS is currently providing services only to the existing subscribers and selling add-on equipment.

Data Line Thai Co., Ltd.

DLT is 65% owned by AIS with a total 15 million Baht paid-up capital. DLT is an Internet service provider granted right to operate from CAT (currently, CAT Telecom Public Company Limited) in 1997 for a period of 10 years ending in 2007.

Mobile From Advance Co., Ltd. (MFA)

MFA (formerly Advanced Wireless Marketing Co., Ltd. or AWM) is 99.99% owned by AIS with a total 240 million Baht paid-up capital. MFA, ceased its operation since December 2002, originally was importer and distributor of mobile phones. Such business is currently being undertaken by ADC.

SHAREHOLDING **STRUCTURE**
ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

AIS

MFA*	ADC	DNS	DPC	ACC	DLT
99.99%	51.00%	49.00%	98.55%	99.99%	65.00%
*Formerly "Advanced Wireless Marketing Co., Ltd, ceased operations since December 2002.	Provide online data communication via telephone landlines.	Provide online data communication via telephone landlines.	Operate digital GSM 1800 network, import and distribute mobile phone	Call center service	Internet service provider
240 million Baht paid-up capital	957.52 million Baht paid-up capital	1 million Baht paid-up capital	14,621 million Baht paid-up capital	272 million Baht paid-up capital	15 million Baht paid-up capital

Revenue Structure

Revenue structure from providing service & sales in wireless group to the third party within 3 years.

Service/Product	Operated By	% Holding of Shares Income as at 31 Dec. 04	2002 Income	2002 % Size	2003 Income	2003 % Size	2004 Income	2004 % Size
Mobile phone service structure								
Mobile phone services	Advanced Info Services Plc.	-	55,371.69	69.00	70,068.23	78.30	81,221.17	84.22
Service & sales of mobile phones	Digital Phone Co., Ltd.	98.55	4,736.36	5.90	3,141.74	3.51	2,598.77	2.70
Mobile phone sales & rental	Mobile From Advance Co., Ltd.	99.99	17,790.54	22.17	-	-	-	-
Mobile phone sales & rental	Digital Phone Co., Ltd.	98.55	1,880.96	2.34	15,862.15	17.72	12,124.26	12.57
Sub-total			**79,779.55**	**99.41**	**89,072.12**	**99.53**	**95,944.20**	**99.49**
Paging sales & service structure								
Paging services	Advanced Paging Co., Ltd.	-	72.45	0.09	-	-	-	-
Paging rental fees	Advanced Paging Co., Ltd.	-	-	-	-	-	-	-
Paging sales	Advanced Paging Co., Ltd.	-	6.81	0.01	-	-	-	-
Sub-total			**79.26**	**0.10**	**-**	**-**	**-**	**-**
Data network service structure								
	Advanced Data Network Communications Co., Ltd.	51.00	357.57	0.44	360.39	0.41	455.85	0.47
	Data Network Solutions Co., Ltd.	49.00	30.19	0.04	37.73	0.04	30.95	0.03
	Data Line Thai Co., Ltd.	65.00	-	-	-	-	0.84	0.00
Sub-total			**387.76**	**0.48**	**398.12**	**0.45**	**487.64**	**0.50**
Call center service structure								
	Advanced Contact Center Co., Ltd.	99.99	4.83	0.01	21.46	0.02	5.64	0.01
Sub-total			**4.83**	**0.01**	**21.46**	**0.02**	**5.64**	**0.01**
Grand Total			**80,251.40**	**100.00**	**89,491.70**	**100.00**	**96,437.48**	**100.00**

Remark :
1) The Company sold fully investment in subsidiary - Advanced Paging Co., Ltd. to third party in September 2002.
2) In August 2002, Shin Digital Co., Ltd. had changed its name to Advanced Contact Center Co., Ltd. by enganged in Call Center Business.
3) The Company held 98.17 % shares of Digital Phone Co., Ltd. in December 2001, and additional investment to 98.55% in October 2002.
4) In April 2004, Advanced Wireless Marketing Co., Ltd. had changed its name to Mobile From Advanced Co., Ltd.
5) The Company held 65.00 % shares of Data Line Thai Co., Ltd. in June 2004 by engaged in internet business.

Products and Services

As a mobile communications service provider, AIS' service portfolio in 2004 broadly consisted of four services:

- Postpaid subscription service
- Prepaid subscription service
- Wireless and non-voice communication service
- Enterprise business service

Within each service category, services have been packaged to serve the different needs and requirements of customers according to their lifestyle.

Postpaid Subscription Service

Postpaid is a contractual cellular phone subscription service for which customers are required to register and pay some sort of monthly subscription fee, and pay for airtime and other wireless/non-voice usages. Payment of a monthly subscription fee and payment for other usages is made at the end of a billing cycle after the usage has occurred. An extensive network of payment channels has been established throughout the country including AIS branches, Telewiz shops (AIS' sole distribution channel), and many other selected outlets and modern retailers. Postpaid subscription services in 2004 were provided under two brand names: "GSM advance EVOLUTION" and "GSM 1800".

GSM advance EVOLUTION - a digital cellular phone service deploying GSM 900 MHz technology. GSM advance EVOLUTION appeals to more sophisticated user segments that require more than basic voice communications. It features a variety of value-added services and other non-voice/wireless services for every lifestyle segment.These services, not only available on mobile handsets but on various wireless communication devices, have been designed to help customers live fuller lives both personally and professionally.

In 2004, the "EVOLUTION MODE" tariff campaign was developed to cater for services that answer directly to customers' needs and usage behaviours in different lifestyle segments. EVOLUTION MODE consists of: "BIZ MODE", "TECH MODE", "HER MODE", "FUN MODE", "LIGHT MODE" and "FAMILY MODE". As suggested by their names, each mode has been designed to bundle together appropriate tariff plans for basic voice communication as well as other appropriate value-added services and non-voice/wireless services. For example, "BIZ MODEE" offers a Baht 1,500 allowance for voice calls bundled with SMS and GPRS at special rates. Alternatively, with "FAMILY MODE", customers are offered a lower monthly voice call allowance of Baht 400 with a low per minute rate for calls to one customer specific self-selected number.

Towards the end of the year, another mode, "YES! MODE", was launched to address the needs of customers whose usage is not consistent each month. Starting with a low monthly package rate of Baht 500, "YES! MODE" offers percentage discounts in steps as the customer's usage increases.

A new customer relationship program, called "Serenade", was initiated in 2004 for selected GSM advance EVOLUTION customers. This invitational program aims to provide first-class treatment and services to high-value customers, both high-usage customers and customers with an excellent bill payment record. These customers are pampered with an extensive list of special privileges depending on their Serenade status : Platinum, Gold or Silver. These special privileges include:

Personal Assistance

Consultation on tariff plans and promotions, mobile devices, and non-voice/wireless services. Provision of International Concierge, International Travel Assistance, International Medical Assistance and Auto Assistance.

Superior Services

Special services that provide customers with more convenience on specific number booking, bill-cycle change, free back-up handset in the case of loss or repair, free phone rental when travelling to Japan or the US, free SIMcard replacement in the case of loss or theft, free international roaming subscription and new-model handset booking.

Exclusive Points of Contact

Special call centre for Platinum and Gold Serenade customers (1148) or round-the-clock free calls to 1148, 1175, and 02-271-9000, Serenade Club and Exclusive Corner with special queue at service centres, and Serenade Card (privilege card for high-value customers).

Serenade Privileges, Events, and Activities

Discounts at various shops, brand name stores, golf courses, fitness centres, hotels, resorts, spas, beauty salons and restaurants. Exclusive privileges and invitations to parties and other lifestyle activities for Platinum and Gold customers, such as Advance Premium Movie, Advance Hideaway Lifestyle, Advance Premium Golf Paradise, Advance Acoustic Jazz and Advance On The Rock Party.

GSM 1800 - a digital cellular phone service deploying GSM 1800 MHz technology operated by Digital Phone Company Limited (DPC). GSM 1800 is positioned for basic users who prefer the postpaid method of payment, signing contracts at registration and paying after usage has been made.

"Marathon" campaigns were launched in 2004 under the GSM 1800 brand. These campaigns consist of: "Call Marathon", "Night Marathon" and "SMS Marathon", all of which were straightforwardly packaged to offer basic services for different lifestyle segments. For example, night workers can enjoy unlimited free calls within the AIS network during the night with "Night Marathon", while teenagers can enjoy sending up to 800 SMS a month with "SMS Marathon".

Prepaid Subscription Service

Prepaid requires neither registration nor payment of a monthly subscription fee. Immediately after purchase of a handset, subscribers can activate their number and use their phone. Once a prepaid credit balance has been used up, top-up can be conveniently made through the various channels:

- Refill cards purchased from numerous outlets around the country
- ATMs of the six major banks in Thailand
- Refill on mobile - on-request direct debit from a designated bank account
- e-Refill - electronic top-up available at stores around the country
- Phone Banking Top-up service
- Internet Top-up
- VISA Card Top-up
- AIS branches around the country

This prepaid service is offered under the "One-2-Call!" brand name. The selling point of One-2-Call! is "Freedom". This service appeals to user segments that enjoy the freedom to manage their own expense and usage, and pay as they use, for example, youth groups and low-usage subscribers.

Differences in usage behaviours are accommodated for through a variety of tariff packages under the "Freedom Freestyle" campaign. Freedom Freestyle consists of: "Freedom Friends", "Freedom Bonus", "Freedom Time", "Freedom Buddy", "Freedom Everyday", "Freedom More" and "Freedom Plus". Customers with lots of contacts can enjoy making calls within the AIS network at a special rate with "Freedom Friends", while night workers who desire control over their phone expenses can enjoy special-rate calls at night with "Freedom Time". Towards the end of 2004, "Freedom Choice" was added to the Freedom Freestyle family. Freedom Choice offers customers basic call rates and the option to mix and match three top-up packages for further discounts: "Night Time", "Weekend" and "Buddy Number". Freedom Choice has been designed for customers who want to shape their own tariff plan and enjoy discounts based on their individual usage behaviour.

In 2004, a new prepaid package called "Sawasdee" was also launched under the One-2-Call! brand. Sawasdee has been positioned to tap into the even lower-usage segment with a new low monthly expense of Baht 150, as opposed to the "Freedom Freestyle" rates of Baht 300-600. Sawasdee has been taken up very well by customers in rural areas who require only basic voice communication and who may require a mobile phone for just security reasons.

Wireless and Non-voice Communication Services

AIS' wireless and non-voice communication services are provided under the brand name "mobileLIFE". In 2004, the service platform to provide these services was further enhanced. The mobileLIFE WAP portal, initiated in 2003, was rethought and repositioned in the market as a shopping plaza called "mobileLIFE Plaza". This functions as a centralised single-location access point to various non-voice and wireless services and content. Customers with applicable handsets or mobile devices are only one-click away from rich-featured services and content. "mobileLIFE Plaza" is categorised into six areas: "funLIFE", "LIFEstyle", "sportLIFE", "bizLIFE", "LIFEinfo" and

"LIFEconnect". Each of these categories is represented by one of six "mGANG" cartoon characters: "X", "Molly", "Ken", "Kris", "Doc" and "Booboo", who represent the characteristic customer within each category.

funLIFE, represented by "X", offers fun services that allow customers to tailor their mobile device to share enjoyment and fun content as well as share music with friends, play games, and watch TV and VDO clips on their mobile device. The services under "funLIFE" are as follows:

- Personal Downloads: Ringtones, Operator Logos, Screen Saver
- Messaging: Animated SMS, Caller Group Logo, Cool SMS, Picture Message, Digital Pen
- Games: Java Games
- Cartoons and Jokes: PlayComics, Funny Joke
- Music: Calling Melody, M2G, Star Voice Mail, G-Member, Music Phone Vote, Music Phone Chart, Mobile Karaoke
- TV: TV Preview, Live TV on Mobile, TV/VDO Clips on Mobile
- Movies: Movie Preview
- SMS Info Pack

LIFEstyle, represented by "Molly", offers various lifestyle services and information ranging from shopping, discounts, health, fashion and travel. Moreover, customers can read books and magazines on their handset. Services featured under "LIFEstyle" are as follows:

- Shopping: MobileAdvertising, mShopping
- Discounts: Digital Coupon, SMS Hot Pick, SMS Promotion News
- Books and Magazines: Magazine on Mobile, mBOOK
- Health Channel: eGuide mHealth
- Party: HiSoParty.Com
- Love and Relationships: Matching Check, Wedding Square
- Fashion: Fashion Channel
- Travel: Travel Channel, Thailand Travel Guide
- SMS Info Pack

sportLIFE, represented by "Ken", offers sports information and news services as well as tips for playing sports. Services featured under "sportLIFE" are as follows:

- Golf 360 Degree
- Sport Update
- Thai Boxing Insider
- Inside Soccer Hotline
- SMS Info Pack

bizLIFE, represented by "Kris", offers financial information services that allow customers to manage their investment portfolio and conduct banking transactions on their mobile device. Services featured under "bizLIFE" are as follows:

- Mobile Financial Services: MFS Premium, MFS Stock, MFS Stock Alert
- Stock: Settrade, Investor Live, Stock Alert, mBroker
- Banking: mBanking
- SMS Info Pack

LIFEinfo, represented by "Doc", offers a large information resource from news updates, job opportunities and dictionaries, to restaurant guides, traffic conditions, lotto results and directories. Services featured under "LIFEinfo" are as follows:

- News: News Channel, mUp2Date
- Classifieds: Jobs on Mobile from The Nation
- Education: PEP Tutor
- Dictionaries: mDictionary, SMS Dictionary, Java Dictionary
- Traffic and Navigation: Traffic Report, mClose2Me
- Lotto: Lottery Info
- Horoscopes: Dream Prediction, Horazard.com, Horoscope (Bug Mode), Payakorn.com, Horoscope, mHoroscope
- Directories: 1154 Yellow Plus, Restaurant Guide
- Call Charge Check Up
- SMS Info Pack

LIFEconnect, represented by "Booboo", offers a great variety of ways to stay connected with friends, family and businesses through various messaging and call management services. Services featured under "LIFEconnect" are as follows:

- Messaging:
  - SMS: Future SMS, Personal SMS, SMS 1175, Text SMS Free Download, International SMS, Yahoo 2 SMS, SMS Delivery Report
  - MMS: MMS Free Content Download, MMS-2-Sticker, mBlog, Remote Camera, Personal Album, Photo Gallery
  - Email: GSM E-Mail, GSM Internet Shortmail, GSM Internet Mail Note
  - Mobile Office: Internet on Demand, Schedule Alert, Voice Info, Fax on Demand
  - Voice2U
  - Voice Message
  - Web Messaging
  - Instant Messaging (MobileFunny)
  - MSN Mobile Messenger
- Call Management: Call Waiting and Call Holding, Call Barring, Call Forwarding, Talk2Group, Voice Mail, Voice Bill, International Voice Mail, GSM Call Back, Call Back Service
- Internet and Broadband access: CS LOXINFO, SHIN Hotspot

Enterprise Business Services

During 2004, enterprise business services were provided by AIS under the brand name, "AIS Smart Solutions", specifically for the corporate and small to medium enterprise (SME) segments. AIS Smart Solutions integrate a range of services engineered to provide the most suitability varying from one business operation to another. The fact that enterprise needs for wireless communications vary greatly across the industry, means that AIS is committed to formulate the most relevant blend of services that, not only propel business productivity, but also promote cost efficiency. Services can be broadly categorised into: Customised Business Solutions, GSM Business Package, and Bill Management.

Customised Business Solutions

A joint development of services between enterprise customers and AIS' consulting team with the aim of developing and customising solutions that perfectly match any business or industry operation. The outcome is a combination of services, which allows freedom to communicate in the rapidly growing world of business.

For retailing and wholesaling businesses, "Mobile Sales Force Automation" will allow sales teams to access customer account information or marketing and promotional campaigns via a mobile device or PDA compatible device using real-time wireless technology. For transportation businesses, "Fleet Management" will enable convenient monitoring of all vehicles locating their whereabouts and analysing routes by installing an electronic device that can send information back to headquarters.

For insurance businesses, both life and accidental, "Smart Online Insurance" will provide both sales representatives and claim officers with the convenience of signing up new clients or complete claims anytime anywhere. Using the corporate online system and the GPRS network, sales representatives can access the most up-to-date information needed to calculate insurance premiums on their PDA, while claim officers can remotely retrieve and/or send claims wherever they are.

For any business that requires mobile or remote point of sales (POS), "Smart Cashier" can provide, not only the convenience of setting up wireless POS, but also mobility and efficiency. A POS can be swiftly set up and connected via AIS' extensive GPRS network without having to locate a landline connection. With this remote mobile POS, every sales transaction can be remotely updated on a centralised database back at headquarters for real-time sales analysis in just a matter of seconds.

"Telemetering" provides convenience and efficiency for enterprises to access any remote site information source without having to send personnel out to the field. This process is cost efficient and eliminates the risk of human error in the information collection process. It can also be used as an accurate crosscheck of human-collected information, or provide security when the data needed is in a hazardous area. Regardless of the type of business operation, a customised solution can be developed.

Maintaining a good relationship with customers is always very important to businesses. In response, AIS offers "Mobile Paging" services that allow businesses to share or push information to multiple end-customers via SMS. Mobile devices have become a very effective media tool that businesses can rely on when communicating with their target customers. Information can be conveniently viewed on a mobile device anytime anywhere.

GSM Business Packages

GSM Business Packages provide businesses with the option of choosing airtime tariff plans that suit various usage behaviours within their organisation. For example, "Individual Package" allows tariff plans to be adjusted to meet the needs of different employees, and "Business Sharing" allows everyone in an organisation to share airtime together and consolidate all mobile phone bills into one.

"Mobile VPN" is the latest call package that AIS has added to its service portfolio. Mobile VPN allows enterprises to assign a 2 to 6-digit number to their employees' mobile phone number to provide preferential call rates when outgoing calls are made. "Call Management" features, such as "Call Divert" and "Call Barring", can also be self-configured through Web Administration.

Bill Management

Employing the latest technology of the C-care Smart System, "Bill Management" provides various options for business payment methods and billing. For instance, a business can choose "Group Bill" to have all mobile phone charges consolidated on to one bill, "Group Mail" to have all unit bills mailed in a single envelope, "Call Detail" to view a detailed call list on a statement or "Bill Cycle" to customise a billing period by preference.

Industry and Competition

The so-called "Creative Growth" phase continued for the most part of 2004. Thai mobile phone operators were competing by offering creative innovative packages, which attracted new subscribers to their network based on behaviour and lifestyle segmentation. However, a trace of price competition could be seen in the latter half of the year. Some operators were competing by lowering call charges on a per-minute basis hoping to lure subscribers into their network. The intensity of price competition however, was not as severe as in 2002 when operators deployed various aggressive pricing strategies, such as airtime and handset subsidies.

In 2004, the industry had a registered subscriber growth rate of about 20%. The market subscriber base had expanded by about 4.4 million to end the year at about 26.5 million or about 41% market penetration. The two major operators, AIS and Total Access Communications PCL (DTAC), still commanded a dominant market share of the active subscriber base at about 87%.



Million subs
40.0
30.0
20.0
10.0
0.0
50.0 %
40.0 %
30.0 %
20.0 %
10.0 %
0.0 %
34%
41%
22.1 M
26.5 M
December 2003
December 2004
AIS
TAC
TAO
Others
Penetration rate

Source : Data from corporate websites where available, otherwise estimated.

The first half-year of "Creative Growth" was evidenced by a series of tariff plans and marketing campaigns launched by the major operators. There had been traces of attempts to offer creative tariff plans and promotional campaigns that were not a straight price cut. Instead, these campaigns were geared towards making mobile phone subscription more affordable or more attractive to the new untapped low-usage segments with low monthly expenses. Segmentation tariffing was still going on providing subscribers with freedom to choose the tariff plan that best fitted their usage behaviour, while also allowing subscribers to enjoy some airtime discounts. This allowed operators to increase their subscriber base without eroding their margin, which could have been considered as a positive development for the industry as a whole.

Another aspect of "Creative Growth" could be seen through operators' efforts to create new products and services leveraging on the strength of their associated companies. Products and services of group companies were bundled together and brought into the market for the benefit of consumers.

In terms of revenue during 2004, "Creative Growth" reflected operators' continued efforts in promoting new innovative services. This could be seen through a continuous commitment to developing non-voice services. For some, the WAP portal had been enhanced for added convenience to assist their customers in accessing non-voice content and the Internet. Others might have seen it as an opportunity to maintain their position and compete in the non-voice and data services arena. Some stayed committed to creating new opportunities and pursuing new revenue sources by further investments in the non-voice network in order to serve as a platform for high-speed multimedia wireless services in the near future. Some might have lost track slightly by putting too much emphasis on this important new revenue source as price competition in basic voice communication came back to haunt the industry in the latter half of the year. Nonetheless, operators' push in non-voice service provisioning was rewarded with a promising non-voice usage and revenue trend, which is expected to improve further in the upcoming years.

Despite positive developments in the notion of "Creative Growth", price competition found its way back into the market, especially during the second half of 2004. In retaliation to one operator's success in launching a new low-monthly-charge prepaid package to tap into the low-usage segment, two others lined up to offer promotional packages that sharply slashed prices on the per-minute call rate. The first one did so in a more inhibited way by only allowing a low per-minute call rate in different timeslots during off-peak hours when its network was believed to be under-utilised. Subscribers could choose only one of a number of timeslots to enjoy a low per-minute call rate. The second operator, however, was more aggressive by slashing the per-minute call rate during off-peak hours to the same low rate, but not requiring subscribers to choose a timeslot. In other words, its subscribers could enjoy a low per-minute call rate during the entire 20 hours of its off-peak period.

Another area of fierce price competition was in enterprise service packages. There had been numerous reports of price undercutting activities to win lucrative corporate and SME accounts. One operator was committed to developing and offering packages and customised solutions to serve its corporate and SME customers with more convenience and greater work efficiency. Others would reportedly simply offer half price voice-call rates.

With a continual increase in the total market subscriber base, Thailand's cellular market penetration rate stood at 41% at the end of 2004, an increase of 7% from the end of the previous year. Assessment of consumer behaviour together with positive customer responses to some new products and services, and the continued improvement in national economic conditions were all reasons to believe that Thailand's cellular industry would continue to approach a higher penetration rate. The two most apparent areas to seize would be the remaining untapped low-usage market and the multiple-ownership market. Thus, industry growth in terms of subscriber base could still be justifiably expected.

On the regulatory front in 2004, one major development towards industry liberalisation took place. In August 2004, the National Telecommunications Commission (NTC) was established as a seven-member independent body to regulate the entire Thai telecommunications industry. The NTC's immediate and most important task was to draft regulations that will pave the way for industry liberalisation by 2006. These regulations broadly include interconnection charges and new licensing rules.

The convention for call charging in Thailand at the end of 2004 was generally still "sender-keeps-all". This means that call-originated operators were not required to pay any interconnection charges to the other operator where a call was terminated. A series of active discussions and negotiations, chaired by the NTC, were conducted among operators and stakeholders on the issue to come up with an agreeable interconnection rate. Thus, an agreement and interconnection rules should be expected in 2005.

Another issue that is pending and needs to be addressed is contract conversion. Contract conversion needs to be carried out to free TOT Corporation PCL (TOT) and CAT Telecom PCL (CAT) from regulator-operator status. Both TOT and CAT were privatised and registered as public companies in 2002 and 2003 respectively. Now that the NTC has been established, TOT and CAT should be regarded solely as operators. However, at the end of 2004, part of the revenues from other operators (the original concessionaires) was still being shared with TOT and CAT as stipulated by the concession agreement contracts. Thus, to truly create a level-playing field, these concession contracts must be converted, not only to be fair for other operators, but also to provide a clearer and more accurate assessment of the prospects for TOT's and CAT's listings on the Thai stock exchange.

2005 appears to be a year of many changes on the regulatory regime because the industry now has a pure regulator, the NTC. In addition, Thailand's commitment under a WTO agreement to liberalise the telecommunications industry is realised in 2006. Full industry liberalisation to create a level-playing field is thus not too far off.

Risk Factors

For a cellular market that is on the verge of being liberalised, incumbents of a relatively smaller size can sometimes act irrationally as they stride to gain a critical mass in terms of subscriber base ahead of new player entries. Typically, with less extensive network coverage, limited network capacity, poorer network quality and limited distribution channels, the only quick and effective tactic is to cut prices and lure both genuinely new subscribers as well as customers of other operators into their network. When more-sizable incumbents retaliate, a price war becomes inevitable. And, if the market leader in defence of its market share jumps in and plays the same game, the entire industry will plunge. Margins will get squeezed and eventually some, and usually the smaller operators, will be severely damaged financially and in many markets unable to remain in business. This is not only severe to the entire industry's finances, but also produce negative repercussions for consumers as there will be fewer operators left for them post price war.

Although risk from irrational competition seems to be external and uncontrollable, AIS however, continues to believe that a low-priced strategy can only create awareness, and the quality of the network and services is the key to success in creating product preference and strengthening customer loyalty. In addition, a low-priced strategy cannot be sustained for a long time in the cellular operator business, as the business is too capital intensive. Furthermore, as part of the liberalisation process, interconnection charges are also on the verge of being implemented in Thailand. This, at whatever rate it turns out to be, will automatically become the ground for per-minute rate pricing. Thus, any irrational competition should be short-lived.

AIS instead, continues to focus on quality and variety of services for various lifestyle segments to create product preference among quality-conscious, value-accretive customers. Throughout the years, AIS has still been able to maintain its leadership distance, not only in terms of subscriber base, but also in terms of revenue despite irrational activities. Without being complacent however, AIS closely and continuously monitors market developments to accurately evaluate the situation and be able to formulate appropriate strategies to counteract any situation, with the prime objective of upholding shareholder's value.

Corporate Objective

AIS' key objective is to enhance shareholder's value. To do that, AIS as the market leader, has to continue exploring new market opportunities and create new S-curves. As basic voice communication is approaching higher penetration, and network coverage and quality gaps are being closed amongst operators, further differentiation is becoming more challenging. To further enhance shareholder's value, AIS' mission, in the medium-to-long-term, is to transform from being a traditional mobile phone operator that provides superior network and service quality, to being a "Wireless Service Provider" that offers new positive customer experiences based on lifestyle segmentation.

Today, technology convergence has brought about a new generation of mobile devices. Mobile phone manufacturers are no longer developing and distributing simple mobile handsets, but are now offering consumers rich-featured mobile devices. These devices are equipped with cameras, media players, game consoles, schedulers, advanced messaging facilities, and connection to e-mail and the Internet. This allows new wireless services to be packaged and fully capitalised on these rich features to deliver tangible customer benefits.

The direction AIS takes developing and marketing these new wireless services is based on lifestyle segmentation. AIS' large customer base of 15 million at the end of 2004 is segmented into ten lifestyle groups: Technocrat, Elite, Achiever, Prestigious, Sociable, Traditionalist, Family, Reachable, Butterfly and Wanderer. These groups possess different behaviours and have different needs and requirements. Service development can be achieved by mapping these groups to the traditional services that various industries are catering for in everyday life. There is an infinite list of new wireless services that can be developed considering the needs of each group throughout the course of one day. Examples of wireless services include: Mobile Marketing, Mobile Advertising, Mobile Payment, Mobile Entertainment, Mobile Broadcasting, Mobile Office, Mobile Sales Force, Mobile Education, Mobile Health Care, Mobile Shopping and Mobile Ticketing.

These wireless services will undoubtedly bring tangible benefits to customers as they provide convenience and enjoyment to customers' personal lives as well as higher productivity and work efficiency to their professional lives. When this transformation is fully and successfully carried out, AIS believes that shareholder's value will in turn be enhanced as the industry will embark on new market opportunities and a new S-curve is created.

Network Procurement and Service Provisioning

Primarily, network equipment is imported directly from leading telecommunications technology suppliers from around the world. Ericsson, Nokia, NEC, Siemens, Nortel, DMC, and Huawei are the major brands of network equipment that AIS procures. A team of experienced telecommunications and communications engineers select appropriate technology and network components to be installed and configured to achieve the highest level of network quality and optimisation.

The overall network is divided into geographical regions. Principally, two or more network equipment vendors supply equipment to be installed in any one region. For the entire country, AIS thus has multiple vendors supplying equipment for its network in any given region. This "Multi-vendor" network engineering approach is implemented to achieve optimisation in investment costs. The benefit of this approach is to safeguard dominance by any one supplier, not only from a technological aspect, but also from a pricing aspect, all of which should contribute to a higher return on invested capital.

Research and Development

As a user of technology, the research and development function at AIS revolves around mapping new and readily available technology to customers' needs and requirements. AIS has always been keen on bringing applicable leading-edge technology to its customers in the form of services that customers can relate to.

When developing new services, AIS clings to the concept of Device, Network and Application (DNA). For a service to become commercially viable, it needs to be encompassed by these three elements. First, applicable devices that support the new service should be readily available with variety and affordability for the mass market. Then, network elements required for these devices to transact must be widely accepted and proven in terms of reliability and interoperability. Lastly, applications must answer to customers' needs and requirements or bring sufficient customer benefits being fun, fast, user-friendly, real-time, interactive, mobile, and life enhancing.

When value-accretive technology is identified, new services are evaluated based on the DNA concept by "Future Lab", a team of experts equipped with know-how in engineering, marketing and finance. Within Future Lab, new viable DNA-encompassed services will be carefully scrutinised in terms of feasibility. Future Lab also ascertains whether these new services fit into the corporate service roadmap and are in-line with the corporate strategic direction. These new services are then subject to thorough testing processes by a focus group to ensure their commercial viability. In the implementation phase, rollout is usually confined to areas where target groups are densely populated, then slowly expanded out nationwide if the services show high commercial potential and momentum. Post launch, the new services are closely monitored for evaluation and improvement.

The research and development process is necessary to ensure enhancement of shareholder's value. The key success factor to maximise return on investment is prudent technology deployment in a timely manner.

RISK FACTORS

1. Risk related to law amendment, regulations and government policy

The Company has been operating a telecommunications service through government agencies under the format of concession agreements and in compliance with government regulations since 1990. The mobile telecommunications industry is expecting a complete conversion of these concession agreements prior to liberalisation. This will allow all operators, both existing and new (including the Telephone Organisation of Thailand (TOT), which was privatised on 31 July 2002 and are now known as TOT Corporation PCL, and the Communications Authority of Thailand (CAT), which was privatised on 14 August 2003 and are now known as CAT Telecom PCL) to have equal rights in their operations under the rules, regulations and supervision of the National Telecommunications Commission (NTC), Thailand's first ever national telecommunications regulator.

Conversion of the concession agreements has raised issues in areas of principles and guidelines, which have not yet been concluded. For instance, although the NTC has already come to a conclusion regarding the Commissioners Selection Process since 24 August 2004, and has been officially proclaimed by His Majesty King Bhumipol Adulyadej Rex since October 2004, and currently the selection process of the Secretary-General of the Secretariate Office is also completed, the NTC, in its infancy, is still establishing a number of functions. For example, the drafting of a Thai telecommunications master plan, which is expected to be completed in mid 2005. Thus, the rules and regulations of telecommunication business operations regarding certain issues such as the issuance of an interconnection regime, the issuance of appropriate charging, license fees, spectrum fees, and numbering fees, and an allowable period for new entrants are still not officially definite.

Although, the Company is experiencing preliminary risk from this indistinct conversion of concession agreements as well as other issues relating to the operation of the NTC to determine new rules and regulations in operating the telecommunications business, the Company is carefully managing this risk through the help of officially-appointed individuals. This covers new monitoring techniques on a continual basis and the provision of accurate information to government sectors. This will also enable the Government to determine appropriate rules and regulations, resulting in unbiased business competition, which will not cause any adverse effects on the image of the Company. However, when open competition is enforced and when an increasing number of operators entering the competitive arena become viable, they are likely to face barriers in the areas of investment funding and customer-base building, as well as network development and finding a niche market. Therefore, the Company's risk factors resulting from changes in the law, regulations and government policy will not be significantly worrisome since all operators will have to operate under the same rules and regulations. The Company, as the major operator in this business, is fully prepared for such reform and strongly believe in the possibility of transforming the reform and changes in the competition framework to the Business's advantage.

2. Risk from market situation and return of irrational competition in the pre-liberalised period

For a cellular market that is on the verge of being liberalised, incumbents of a relatively smaller size can sometimes act irrationally as they stride to gain a critical mass in terms of subscriber base ahead of new player entries. Typically, with less extensive network coverage, reduced network capacity, poorer network quality and limited distribution channels, the only quick and effective tactic is to cut prices and lure both genuinely new subscribers as well as customers of other operators into their network. When more-sizable incumbents retaliate, a price war becomes inevitable. And, if the market leader in defence of its market share jumps in and plays the same game, the entire industry will plunge. Margins will get squeezed and eventually some, and usually the smaller operators, will be severely damaged financially and in many markets unable to remain in business. This is not only severe to the entire industry's finances, but it also produces negative repercussions for consumers as there will be fewer operators left for them post price war.

Although risk from irrational competition seems to be external and uncontrollable, AIS however, continue to believe that a low-priced strategy can only create awareness, and the quality of the network and services is the key to success in creating product preference and strengthening customer loyalty. In addition, a low-priced strategy cannot be sustained for a long time in the cellular operator business,

as the business is too capital intensive. Furthermore, as part of the liberalisation process, interconnection charges are also on the verge of being implemented in Thailand. This, at whatever rate it turns out to be, will automatically become the ground for per-minute rate pricing. Thus, any irrational competition should be short-lived.

AIS instead, continue to focus on quality and variety of services for various lifestyle segments to create product preference among quality-conscious, value-accretive customers. Throughout the years, AIS have still been able to maintain its leadership distance, not only in terms of subscriber base, but also in terms of revenue despite irrational activities. Without being complacent however, AIS closely and continuously monitor market developments to accurately evaluate the situation and be able to formulate appropriate strategies to counteract any situation, with the prime objective of upholding shareholder's value.

3. Risk concerning financial matters and the economic situation

The Company's business directly involves technology from abroad such as the purchase of mobile phones and telecom network equipment. In addition, an international roaming service that enables customers to use mobile phones whilst abroad causes the Company to be involved with foreign currencies. The Company therefore, is inevitably exposed to foreign exchange risk. To manage such risk, the Company has adopted financial instruments that are suitable to each situation. The Company essentially manages foreign currency exposure of its accounts payable by buying forward contracts. The Company also has some foreign currency revenue reserves from its international roaming services, which would naturally hedge against foreign exchange risk exposure at a certain level. In addition, risk to the Company due to fluctuations in foreign exchange rates can also be limited by borrowing in foreign currencies. As of 31 December 2004 there were no forward contracts outstanding and the Company was not affected by foreign exchange risk.

4. Risk from technology and operations

4.1 Risk from assuring quality of third party service providers and content providers

The introduction of new technology in the mobile phone industry such as GPRS and Location Based Services creates opportunities for third parties to cooperate with AIS in order to provide innovative services to subscribers. This cooperation introduces a complex structure of network providers, service providers and content providers bounded by service level agreements. In this situation, quality is thus more difficult to control as any provider who fails to meet their service level agreement will affect customers' perceived quality of the end-to-end service. So, the control of service level agreements and the introduction of quality assurance measures for each cooperating provider are very important in achieving customer satisfaction.

With additional assistance from the mobile phone industry, which has the GSMA (GSM Association) as a central organisation, AIS have decided to establish an "Open Architecture Platform" to standardise the interconnection between different platforms. This will help ease the difficulty in controlling the quality of services delivered to customers.

AIS have also acquired an end-to-end service monitoring and control system to ensure the smooth delivery of quality services to customers.

4.2 Risk from change of technology

Mobile Technology is moving towards high-speed data and multimedia communications. In the short-term, such technology change will not affect AIS because the vast majority of subscribers, mostly in provincial areas, still only require a mobile phone with basic voice functions. However, suppliers are shifting their interest and moving their skilled competent personnel to develop applications for the Third Generation (3G) mobile phone system. This could present risk of the inability to obtain adequate support for current technology in the long term.

Any new equipment AIS acquire to expand its services has to have the capability and flexibility to adapt to provide services for the 3G mobile phone system, for example, the new switching platform Softswitch and IMS (Internet Protocol Multimedia Subsystem). In 2005, AIS have planned to test 3G services on their existing frequency band, which AIS already have a license for to provide GSM services. It is to AIS' advantage that many manufacturers and operators have adopted the existing GSM frequency band to provide these new 3G services. This enables AIS to try a new technology platform on its existing frequency band without tedious processes to obtain a new frequency band from the NTC, whose policy for new licenses on 3G services is not clear and well established. Such trials will provide AIS with a fast learning curve on the deployment of the new technology platform, and when the time is right to launch new services, AIS will be capable of providing excellence to its customers.

4.3 Operational Risk

The Company's main goal for its customers is to create a first-class experience when using both basic wireless services and value-added services (VAS) including services at all touch-points. Throughout the years, there have been many improvements and developments in increasing the capability of customer service and supporting a new and greater variety of services. Those changes may cause operational risk when providing service to customers.

Such risks may have different causes and effects, for instance:

- Operational risk from system changes may affect the accuracy and stability of a system and the accuracy of databases, which have been migrated from an old system to a new one. Most importantly is the readiness and capability of our staff in the new system to operate and solve problems for customers effectively.
- Risk of miscommunication between staff or departments may affect delivered services.
- Under severe competition, the expeditious launch of a new product or service into the market may lead to an incomplete service or system being introduced that affects both the Company and its customers.
- Furthermore, if any of these scenarios should occur, there will be additional risk of a fall in customer confidence when a customer receives the wrong data or experiences an incomplete service.

To prevent and decrease the effects of the above risks, the Company has prepared with promptness training for both staff and the organisation to have adequate capability to work. Besides having continuous and various training programs to increase staff competency, the Company has also raised quality concerns relating to the speed in which services are delivered, named "Speed with Quality".

These are outlined as follows:

1. Total Quality Assurance includes three related areas:
   - Service Quality Assurance: To ensure the quality of services delivered to customers.
   - Network Quality Assurance: To assure that the quality of the network provided to customers meets the accepted standard.
   - Revenue Assurance: To ensure the accuracy and timely collection of revenue.
2. Change Control Management: To manage change that occurs in the Company with efficiency. There is an end-to-end process to cover every department that may suffer the effects of change. Therefore, change can be managed as planned with few side effects on other sections.

4.4 Risk from loss of human resources and the challenge of developing human resources

In 2004 the Company's revenue and profit continued to grow but as was experienced the previous year, overall loss of human resources occurred at every level. However, the number of experienced and highly skilled personnel taking early retirement decreased due to a policy of supporting this special group, especially where benefits are concerned, thereby making the Company more competitive in the labour market. Every possible effort was also made in human resource development, which is at the heart of company growth and successful operations. It is necessary to ensure continual human resource development in order to achieve the highest standards of operational efficiency. Training programs were designed to meet the needs of all personnel and were made available to all staff.

Wireless telecommunications is a rapidly changing business and a Talent Development Program was recently introduced to prepare and develop existing personnel in order to ensure the Company's future growth and long-term success. A Career Day was organised to create greater understanding of possible career paths and promote personal development throughout the Company. Additionally, a website named 'An Owl' was launched to serve as a knowledge base and information centre. It also offered a further useful channel of communication amongst employees, where they are able to exchange valuable working experiences on both successes and challenges. By all means, it helped to create a learning organisation.

In addition, a survey of staff opinions regarding the working environment was conducted, and the results incorporated into the Company's development plan. Its aim is to continue to improve overall staff satisfaction.

Further growth in the Company is expected due to the increasing number of mobile phone users and the introduction of innovative services. Therefore, it is important to recruit experienced individuals to join the team and continuously develop effective human resource training programs. This will prepare the Company's personnel for future change and enable the Company to continuously collect revenue and achieve its future growth targets.

5. Risk from natural disaster

At the end of 2004 a tsunami struck the holiday resort areas of southern Thailand. AIS have realised that even though this type of natural disaster is unpredictable and uncontrollable, the Company still has to confront it. AIS have to be well prepared in terms of Risk Management in order to recover from any natural disaster in a timely manner. AIS need to implement Business Continuity Management (BCM) to ensure the continuity of business activities and services to its customers with the least possible disruption.

No matter how minor the natural disaster, the immediate environment that provides other support services, for example power transmission, will be damaged and this will result in service disruption to AIS. When support systems have been fully recovered, it is likely that the network will be bombarded with calls from customers in the affected area. This will result in a congested network with fewer successful calls.

Despite every effort to expand network capacity and links, services will still not perform to their full capability. It would certainly be a disadvantage too if the network collapses as a result of a ten fold increase in the number of call attempts.

A BCM would include many topics such as a network redundancy system, standard procedures to handle disaster events and a disaster recovery plan.

As a telecommunications operator and service provider with good governance, AIS are willing and dedicated to participate in a 'National Disaster Recovery Plan' in order to lend a hand in relief efforts and lessen the national burden. AIS have demonstrated its willingness in past disaster recovery plans.

Management Structure

The Company's management structure comprises of the Board of Directors and the Executive Committee including three sub-committees : the Audit Committee, Remuneration Committee and Nominating Committee as detailed below:

1) Board of Directors

List of the Members of the Board of Directors
As of 17 February 2005, there are 10 members of the Board of Directors as follows:

1.	**Dr. Paiboon Limpaphayom Ph.D.**	Chairman of the Board of Directors*
2.	**Mr. Suphadej Poonpipat**	Chairman of the Audit Committee*
3.	**Mr. Arun Churdboonchart**	Audit Committee*
4.	**Mr. Boonchoo Direksathapon**	Audit Committee*
5.	**Mrs. Tasanee Manorot**	Director
6.	**Mr. Boonklee Plangsiri**	Director
7.	**Mr. Somprasong Boonyachai**	Director
8.	**Mrs. Siripen Sitasuwan**	Director
9.	**Mr. Chow, Wing Keung Lucas**	Director
10.	**Mr. Lim Chuan Poh**	Director

* Independent Directors
The Authorized Directors are Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan, two out of these three directors collectively sign with the Company's seal affixed.
The Company Secretary is Mr. Vivat Songsasen
The Board of Director will convene regular meetings every quarter. In 2004 there were five Board of Directors Meeting

Scope of Authority and Duties of the Board of Directors

1. The Board is empowered to appoint and make amendments to the Authorized Directors to affix their signatures binding the Company.
2. The Board of Directors shall perform its duties in compliance with the law, the Company's objectives, the Articles of Association, as well as the resolutions of the shareholders' meetings, except with those issues that require the prior approval from a shareholders' meeting, e.g. those issues required by law, the related transaction, the purchase of significant assets as required by the Stock Exchange of Thailand or other public agencies, etc.
3. The Board may appoint any other person to carry out the Company's Business under the supervision of the Board, or empower such persons, for a period of time that the Board views as appropriate, provided that the Board retains the right to cancel, revoke or amend such authorization.

In this regard, the Board of Directors has granted the Executive Committee the authority and responsibility to perform, as per the scope of duties and responsibilities of the Executive Committee.

Such delegation of authority shall not act in full as authorization or partial authorization, allowing the Executive Committee, or a person authorized by the Executive Committee, to approve those transactions related to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Article of Association and SEC's notification) with the Company or subsidiary companies, except for the approval any item in accordance with the policies and criteria approved by the Board of Directors.

2) Executive Committee

List of the Members of the Executive Committee.
As of 17 February 2005, there are 5 Members of the Executive Committee as follows :

1.	**Mr. Somprasong Boonyachai**	Chairman of the Executive Committee
2.	**Dr. Dumrong Kasemset Ph. D.**	Member of the Executive Committee
3.	**Mrs. Siripen Sitasuwan**	Member of the Executive Committee
4.	**Miss Yingluck Shinawatra**	Member of the Executive Committee
5.	**Mr. Lim Chuan Poh**	Member of the Executive Committee

The Executive Committee will convene the meeting every month. In 2004, the Executive Committee convened a total of twelve general and one extraordinary meetings and reported to the Board of Directors quarterly.

Scope of Authority and Duties of the Executive Committee

1. To set the policies, direction, strategies and the structure of administration, as well as the principles for the commencement of the Company's business in terms of the maintenance and support of the economic conditions and competitiveness of the business, as set forth and announced to the shareholders, which shall be submitted for endorsement to the Board of Directors.

2. To map out the business plan, the budget and other administrative functions of the Company, which shall be submitted for endorsement to the Board of Directors.

3. To examine and monitor that those Company's policies and various administrative regulations are implemented effectively and support the operations of the business.

4. To examine and monitor that the results of the Company's operations are in accordance with the prior approved business plan.

5. To consider large-scale investment projects of the Company.

6. To occasionally conduct other activities, as requested by the Board of Directors.

7. The Executive Committee may give partial authorization but shall not incorporate the delegation of authority, allowing such person to approve a transaction that related to a party in conflict or any conflict of interest (according to the Company's Article of Association and SEC's notification),except the approval for the transaction in compliance with the policies and rules to the approval of the Company's Board of Directors.

The Authority to Approve Financial Operations

The Executive Committee shall have the authority fo approve financial operations with a credit line not exceeding Baht 800 million. Such authorization shall include the approval of expenses related to the normal operation of business, investment, capital expenditures and investment in fixed assets, borrowing, lending, acquiring credit line, and the issuance of debentures, together with provisions for collateral, loans or credit guarantees, etc. Excluded are the financial and banking operations of the Executive Committee in terms of deposits, loans, the preparation of tools for the management of foreign exchange and the risks associated with interest rates, with the credit line not exceeding Baht 2,500 million.

However, the Executive Committee may subrogate such authority to executive officer of the Company to approve any financial matter as the Executive Committee deems appropriate.

By which the Board of Directors shall consider, prioritize and indicate the approval limit under the jurisdiction set forth by the Company's Board of Directors.

The approval of the above transactions shall not act as full or partial authorization allowing the Executive Committee or an attorney to approve such transactions relating to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Articles of Association and SEC's notification) with the Company or a subsidiary company, except for the approval of items in compliance with the policies and criteria approved by the Board of Directors.

3) Audit Committee

List of the Members of the Audit Committee.
As of 17 February 2005, there are 3 Members of the Audit Committee as follow;

1.	**Mr. Suphadej Poonpipat**	Chairman of the Audit Committee
2.	**Mr. Arun Churdboonchart**	Member of the Audit Committee
3.	**Mr. Boonchoo Direksathapon**	Member of the Audit Committee

The Audit Committee convenes a meeting regularly once a month. In 2004, the Audit Committee convened a total of twelve meetings and reported to the Board of Directors quarterly.

Scope and Duties of the Audit Committee

1. The Audit Committee shall supervise and oversee the Company's state of affairs in order to precisely show that executive director and management act with honesty and responsibilities according to the rights of the Company's shareholders, and to ensure that the Management executes the duties in accordance with the policy of the Board of Directors accurately and the policy of the Company completely, reaching the level of standard practice.

2. The Audit Committee shall have the duties and responsibilities as follow:
   - 2.1 Review that company financial statements are conducted in accordance with generally accepted accounting principles and are adequately disclosed.
   - 2.2 Review that the Company has appropriate and effective internal control and internal audit.
   - 2.3 Review that the Company complies with the rules and regulations of the Stock Exchange of Thailand and other applicable laws.
   - 2.4 Consider towards appointment of the auditor and the annual audit fee.
   - 2.5 Consider the accuracy and completeness of related transaction's disclosure.
   - 2.6 Review the appropriateness and effectiveness of company's risk management system.
   - 2.7 Review and express opinions on audit plan and audit activities of Internal Audit office, and coordinate with external auditor.
   - 2.8 Produce the corporate governance's report and disclose the same in the Company's annual report.The Chairman of the Audit Committee must sign the report.
   - 2.9 Report the outcome of the Audit Committee's meeting to the Board of Directors at least four times per year.
   - 2.10 Have the authority to invite the concerned executive directors and the management or related employees to gives statements or useful information or to attend the meeting.
   - 2.11 Have the authority to obtain the necessary assistance of consultant or other specialized service from outside the organization
   - 2.12 Undertake other matters as designated or assigned by the Board of Directors of the Company in agreement which agreed with the Audit Committee.

4) Remuneration Committee

List of the Members of the Remuneration Committee.
As of 17 February 2005, there are three members of the Remuneration Committee as follow;

1.	**Dr. Paiboon Limpaphayom Ph.D.**	Chairman of the Remuneration Committee
2.	**Mr. Boonklee Plangsiri**	Member of the Remuneration Committee
3.	**Mr. Arun Churdboonchart**	Member of the Remuneration Committee

In 2004, the Remuneration Committee convened one meeting and reported to the Board of Directors.

The Scope of Authority and Duties of Remuneration Committee

The Remuneration Committee shall have the authority and duties as follows:

1. To designate necessary and proper remuneration both in and not in monetary form of the Board of Directors, the Committees and the Chairman of Executive Committee in every year.

2. To set up regulations and policies in designating remuneration of the Board of Directors and the Chairman of the Executive Committee to propose to Board of Directors and/or to Shareholders' Meeting for approval as the case may be.

3. To report directly to the Board of Directors and be responsible for informing and answering all queries concerning remuneration of the Board of Directors and the Chairman of Executive Committee in Shareholders' meeting.

4. To report the policy concerning the remuneration of the Board of Directors, the principle reason and purpose of the policy in the annual report.

5. To proceed with any other matters assigned by the Board of Directors.

5) Nominating Committee

List of the Members of the Nominating Committee.
As of 17 February 2005, there are 3 members of the Nominating Committee as follow;

1.	**Dr. Paiboon Limpaphayom Ph.D.**	Chairman of the Nominating Committee
2.	**Mr. Boonklee Plangsiri**	Member of the Nominating Committee
3.	**Mr. Arun Churdboonchart**	Member of the Nominating Committee

In 2004, the Nominating Committee convened one meeting and reported to the Board of Directors.

The scope of Authority and Duties of the Nominating Committee

The Nominating Committee shall have the authority and duties as follows:

1. To set up regulations and policies in nominating directors and the committee members of the Company.

2. To select directors and the committee members by considering appropriate persons in order to propose to the Board of Directors and/or Shareholders' Meeting for approval as the case may be.

3. To select an appropriate person to be appointed as the Chairman of the Executive Committee in case of vacancy including regulation in succeeding the position.

4. To proceed with any other matters assigned by the Board of Directors.

6) Management Team

List of the Members of the Management Team.
As of 17 February 2005, the Company's Management Team is as follows;

1.	**Mr. Somprasong Boonyachai**	Chairman of the Executive Committee
2.	**Mr. Leong Shin Loong**	Executive Vice Chairman
3.	**Miss Yingluck Shinawatra**	President-Wireless Telecommunications Business
4.	**Mr. Vikrom Sriprataks**	Chief Technology Officer
5.	**Mrs. Suwimol Kaewkoon**	Chief Customer Champion & Terminal Business Officer

Selection of Directors

The Company has prescribed the following guidelines for the selection and appointment of directors:

(1) At the annual general meeting of shareholders, one-third of the directors shall leave office. If one-third is not a round number, the number closest thereto shall be the applicable number. The directors to vacate office within the first and second year following company registration shall draw lots. In the following years, the directors serving the longest shall resign. The departing directors may be re-elected.

(2) In the case of a vacancy in the position of director, for reasons other than the completion of the term, the Board of Directors shall appoint a new director with the required qualifications, and without any characteristics that would prohibit him/her from acting as director, as per clause 68 of the Public Company Limited Act B.E. 2535, to serve as new director in the next Committee meeting, excluding such case where the remaining term is less than two months. Such appointed director shall assume the position for the remaining term of the previous director.

Nevertheless, the Company has set up a Nominating Committee to designate principle and policy in nominating qualified person to attend the Board of Directors. It is provided that the shareholders' meeting shall appoint the director, as per the criteria and procedures prescribed in the Company's Articles of Association.

(1) Every shareholder shall have one vote for each share of which he/she is the holder;

(2) Each shareholder may exercise all the votes he/she has under (1) above to elect one or several directors. In the event of electing several directors, he/she may not allot his/her votes to each unequally.

(3) The persons receiving the most votes in the respective order of votes shall be elected as directors at the number equal to the number of directors required at that time. In the event that votes among the persons elected in order of respective votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

Pursuant to the Agreement Permitting the Operation of Mobile Phone Services between the Company and the Telephone Organization of Thailand(TOT), one representative of TOT is to be a director of the Company. In accordance with the conditions set forth in the agreement with major shareholders, i.e. Shin Corporation Plc. (SHIN) and Singtel Strategic Investments Pte. Ltd. (STI), SHIN shall appoint four directors and two directors appointed by STI.

Good Corporate Governance

The Company has formulated a policy to encourage good corporate governance, vision and responsibility on the part of the Board of Directors and management to enhance the competitiveness of the Company and to increase the confidence of its shareholders, investors and other related parties. Furthermore, it has the mechanism to control and balance management's authority enabling transparency, respectability of the rights of shareholders and responsibility to stakeholders. The aforementioned policy is regarded as the major issue in long-term increasing value and maximisation of profit to AIS' shareholders.

The Company has complied with fifteen criteria of the good corporate governance principles as follows:

1. Policy on Corporate Governance

The Company places great importance on good corporate governance and is confident that by doing so, it can operate on a secure foundation, bring added value to its business, increase potential in competition with other operators and enhance managerial skills within the organisation. Good corporate governance will also strengthen the confidence of shareholders, investors and other related parties.Therefore, since 2002 the Executive Committee with the approval of the Board of Directors has determined a policy on corporate governance in accordance with the regulations of the Stock Exchange of Thailand (SET). This policy contains the following important principles:

1. The Board of Directors aim to manage the business in order to achieve excellence in areas of network quality, technology, human resources and service standards. This includes the creation of added value business for shareholders by management who possess outstanding business knowledge, ability and managerial skills.
2. Equal and fair treatment of all shareholders and stakeholders.
3. Disclosure of accurate, complete, appropriate, reliable and timely information to other related parties.
4. Management and all employees will always undertake their work with an awareness of risk and an emphasis on risk management. This will incorporate the foundation and implementation of appropriate and effective internal control systems.
5. The Company determines business philosophy and business ethics as a guide to the professional conduct of the directors, management and employees.

2. Shareholders: Rights and Equitable Treatment

The Company acknowledges the rights and equitable treatment of its shareholders. The Company shall send an invitation letter including details of the agenda for every meeting to its shareholders at least fourteen days before a meeting takes place. After a meeting session has ended, the minutes are recorded correctively and completely to support the shareholders' review.

The invitation letter contains details informing shareholders to bring all necessary documents to each meeting so as to preserve the voting rights of the shareholders. On the day of the meeting, shareholders can register their right to attend one hour before the meeting starts.

During each meeting, shareholders enjoy equal rights to receive information, express opinions and raise any concerns with regards to the agenda or presented matters. The Company constantly informs its shareholders of their voting rights and how to vote before a meeting begins. The Chairman shall be responsible for appropriate time management and encouraging shareholders to give their opinions and ask questions freely.

At every meeting, at least one independent director must be appointed as proxy, in accordance with the Company's policy, to take responsibility for issues on behalf of those shareholders who cannot attend the meeting in person but who were duly notified in the invitation letter.

Furthermore, the Company facilitates its shareholders by preparing a convenient meeting room, the size of which being appropriate to the number of participants. The shareholders can grant their voting and attendance rights to a representative by a proxy letter in the case that they are unable to attend.

3. Stakeholders' Rights

The Company recognises stakeholders' legal rights and has a policy to protect and treat such rights with due care in order to instil confidence. The Company identifies and prioritises stakeholder groups in an appropriate way to include shareholders, management, employees, customers, suppliers, competitors and the wider community. In addition, the Company provides cooperative support among these various groups of stakeholders in accordance with their roles and duties. This enables the Company in the operation of its business to generate stability and wealth whilst meeting the interests of all parties equally. For example:

Shareholders : The Company aims to represent the best interests of its shareholders in all its business operations by concentrating on long-term growth and value. The Company provides continuous and high returns to its shareholders incorporating the transparent and accurate disclosure of information.

Employees : The Company aims to develop and create a dynamic positive working culture, which includes the promotion of teamwork, the creation of opportunities and the continuous enhancement of employee's competencies. Maximisation of human resources is considered to be of great benefit to the Company.

Community : The Company, being Thai owned, strongly identifies with its reliabilities and recognition as part of the community. It takes on a wide range of duties and responsibilities, which involve helping local communities in support of business related activities and public events.

Customers : The Company aims to ensure that customers are satisfied with and confident to receive quality products and services at a reasonable price. The Company also provides accurate, comprehensive and honest information relating to the products and services it provides.

Suppliers : Business operations with suppliers should not be harmful to the reputation of the Company and should not be in any conflict with laws or regulations. The Company places great importance on the common interest shared with suppliers regarding the conduct of equitable business operations. Selection of suppliers is conducted with great care, as the Company recognises that suppliers are an important factor in creating a viable business value chain to its customers.

Competitors : The Company supports and encourages a free trade policy. The business must operate within a fair and just system without monopoly or limitation on the Company's suppliers or vendors to sell only the Company's goods.

4. Shareholders' Meeting

The Company delegates members of the Board, especially the Chairman of the Board and Chairman of the Committee, to attend its annual general meeting of shareholders and thus answer any enquiries raised by shareholders. In addition, the Audit Committee

comprised of independent directors shall attend every meeting. The Chairman of the meeting or any person so delegated has the responsibility of allocating adequate time to shareholders and encouraging shareholders to express opinions, give recommendations and raise questions during the meeting. The Chairman must also facilitate equal opportunities for shareholders in order to audit the Company's operations. In addition, questions, issues or important opinions are recorded in the minutes of the meeting.

In 2004, the Company held its annual general meeting of shareholders on 23 April from 10.00am-11.00am at Shinawatra Tower 1, 414 Phaholyothin Road, Bangkok. In the meeting, voting was undertaken sequentially according to the agenda and each agenda item was agreed on by the shareholders.

5. Leadership and Vision

The Board of Directors should participate in determining the vision, policy and business direction of the Company including asserting control over administration in order to ensure efficient and effective business operations that run to a pre-determined business plan and budget. There is clear segregation of duties between the Board of Directors and management, and between the Board and shareholders. In addition, the Board of Directors must prepare an assessment process for appropriate internal control systems, corporate governance systems, internal audits, risk management, financial reports and regular business follow-up processes including an assessment of the Board of Directors itself. The Company encourages director to attend an appropriate training course organised by the Thai Institute of Directors.

The Board of Director's Responsibilities

1. To perform its duties in compliance with the law, the Company's objectives and Articles of Association, including resolutions of the shareholders' meetings, with honesty, integrity and prudence while protecting the Company's interest.
2. To set up policies and the direction of the Company's business operations, and monitor the implementation of company policy by management to ensure efficiency, effectiveness and maximum value to the Company and its shareholders.
3. To consider and approve material issues as stipulated by law.
4. To evaluate performance and determine remuneration for the Company's management.
5. To set up the Company's vision in order to gain results from operations and the management process by stating the intention of every working process.
6. To establish reliable systems of accounting, financial reporting and auditing. This includes evaluating procedures in internal control assessment and follow-up processes, and ensuring the efficiency and effectiveness of internal audits, risk management and financial reports.
7. To ensure that no conflicts of interest occur amongst stakeholders.
8. To monitor business operations with the aim of ensuring ethical work standards.

6. Conflicts of Interest

In order to prevent conflicts of interest, the Board of Directors clearly documents all policies and related approved processes. In addition, policies and monitoring systems are in place to prevent management or concerned parties using inside information from the Company for personal gain.

The Board of Directors will be informed of any such conflict of interest or related transaction that may arise, and will carefully consider such issues in compliance with the regulations of the Stock Exchange of Thailand. This is managed under the same conditions as outside parties are dealt with (at arm's length). Details of all transactions including their value, reason and necessity are disclosed in the Annual Report and 56-1 Form. Some related transactions are assessed by individual assessors and individual financial consultants while others are compared to the market price.

7. Business Ethics

The Company has established a corporate philosophy and code of business ethics, which the Board of Directors, management and staff at every level abide by to further the performance of the Company and achieve its mission. This code is to be adhered to with integrity, justice and equitable treatment of the Company and all its concerned parties including the public and society in general. The Company rigorously enforces its code of ethics.

In 2003, the Company communicated its code of conduct to management and employees, and also publicised it on the Intranet systems. Furthermore, the Company provided a training course for management and established applicable follow-up processes. Management and superiors have the responsibility of monitoring and supporting their subordinates to comply with the code of conduct, and should themselves be a good role model.

8. Balance of Power for Non-Executive Directors

The appointment of the Board of Directors is determined in compliance with the law and the Company's Articles of Association, and with agreement of its shareholders stating that one member of the Board must be a shareholder representative. The Board has ten members, comprised of five managements, and four independent directors (40%), the number of which one representative director of TOT, provide a balance between governance and management. The Authorised Directors shell be desingnated by the shareholders meeting.

9. Aggregation or Segregation of Positions

The position of Chairman of the Board of Directors and Chairman of the Executive Committee must be occupied by different persons. The structure of the Board of Directors consists of independent directors who comprise more than one-third of the total number of members. The Company clearly segregates duties, authorities and responsibilities between the Chairman of the Board and Chairman of the Executive Committee.

10. Remuneration for Directors and Management

The Company's policy is to provide remuneration for Directors commensurate with the industry as a whole and sufficient to attract and retain quality individuals. For members of management, remuneration will be individually evaluated and linked to the Company's performance.

The Board evaluates appropriate monetary and non-monetary remuneration for the Board of Directors, sub-Committee and Executive through proposals made to the Annual Shareholders' General Meeting for approval.

Money Remuneration

1. Remuneration * for the Board of Directors, comprising of five (5) members, for the period ended December 31, 2004, amounts to Baht 4.8 Million, which includes payment to the Chairman of the Board of Directors, Audit Committee, and TOT's representative director.

* Remuneration comprises of a salary, bonus, provident fund and allowance for the meetings (This excludes remuneration for 3 SHIN representative directors who are paid directly by SHIN)

2. Remuneration* for four (4) management, for the period ended December 31, 2004, amounts to Baht 42.05 million.

* Remuneration comprises of a salary, bonus, provident fund and other remuneration. Management include members of the Company's Executive Committee and the Company's Management team. The above figure excludes the remuneration for the Chairman of the Executive Committee and an Executive Committee who receive remuneration from SHIN, and Chief Financial Officer.

Other remuneration

The Company established an Employee Stock Option Plan (ESOP) program as a way to retain, motivate and reward the Company's directors and employees to the Company's best benefit. The ESOP program is a repeat, five-year program whereby the Company shall allot the grant of warrants annually for five consecutive years. The Company has submitted an annual allocation of warrants to the annual shareholders' meeting for approval. So far, three programs have been allotted and are summarized as follows:

Description	ESOP Program Grant 1	ESOP Program Grant 2	ESOP Program Grant 3
Number of warrants granted	14,000,000 units	8,467,200 units	8,999,500 units
Price	Bt -0-		
Expiration	Not more than five years since the date of warrants granted		
Exercise Ratio *	1:1.01751		1:1.00484
Exercise Price *	Bt 47.147 per share	Bt 42.634 per share	Bt 91.348 per share
Date warrants granted	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details: **First Year** Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of right. **Second Year** Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share (s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of right. **Third Year** Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of right.		
Exercise Period of Warrants	Within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.		
Exercise Date	The last business day of every month		

* Because the Company made a dividend payout of greater than 50% of net profit after tax, it was required by the documents filing to the SEC to adjust the exercise ratio and the exercise price of the ESOP warrants, which was done in August, 2004.

The List of Directors (of the Company and its subsidiaries) and Management Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sales.

List of directors and management receiving the warrants	Position	ESOP Program Grant 1		ESOP Program Grant 2		ESOP Program Grant 3	
		(Unit)	%	(Unit)	%	(Unit)	%
1. Mr.Somprasong Boonyachai	Director and Chairman of the Executive Committee - Wireless Communications	1,471,800	10.51	609,400	7.20	914,300	10.16
2. Ms.Yingluck Shinawatra	President - Wireless	1,250,000	8.93	786,000	9.28	676,000	7.51
3. Mrs.Suwimon Kaewkoon	Chief Customer Champion & Terminal Business Officer	1,197,800	8.56	786,000	9.28	676,000	7.51
4. Mr.Vikrom Sirprataks	Chief Technology Officer	1,128,600	8.06	579,000	6.84	606,400	6.74
5. Mr.Kittsanan Ngampatiphong	Executive Vice President - Marketing	-	-	-	-	537,000	5.97
6. Mrs.Arpattra Sringkarrinkul	Executive Vice President - Solutions	-	-	420,000	4.96	487,100	5.41

11. Board of Directors' Meeting

The Board of Directors' meeting is scheduled to convene at least once every quarter, and when deemed necessary, the Chairman of the Board of Directors may call additional extraordinary meetings. A clearly stated meeting agenda along with invitations and sufficient supplementary documentation are distributed at least seven days before every meeting in order that information pertaining to the meeting can be studied in good time. However, there may be exceptions in the event of an urgent meeting. The minutes of the Board of Directors' meeting shall be provided as verifiable documentation of the meeting's occurrence for reference purposes.

In a meeting, the Chairman of the Board of Directors allocates sufficient time for directors and management to freely discuss and question matters, and formulate suggestions relating to critical issues.

In 2004, the Board of Directors convened a total of five regular and extraordinary meetings with attendances as detailed below:

1.	Dr. Phaiboon Limpaphayom (PhD)	5 attendances
2.	Mr. Boonklee Plangsiri	3 attendances
3.	Mr. Somprasong Boonyachai	5 attendances
4.	Mrs. Siripen Sitasuwan	4 attendances
5.	Mr. Lim Chuan Poh	1 attendance
6.	Mr. Chow, Wing Keung Lucas	- attendance
7.	Mrs. Tasanee Manorot	5 attendances
8.	Mr. Suphadej Poonpipat	5 attendances
9.	Mr. Arun Churdboonchart	4 attendances
10.	Mr. Boonchoo Dircksathapon	5 attendances

12. Sub-Committee

Please see the details under the topic "Management Structure".

13. Internal Control System, Risk Management and Internal Audit

Internal Control and Risk Management System

Internal Control and Risk Management are processes, which should be applied across the Company at every level and unit, and should include taking an entity level portfolio view of risk. The authority and responsibility of management and all levels of operations regarding internal control and risk management is clearly defined in the Company's written statement. This states that the Company must possess reasonable assurance that outcomes from its operations keep the Company on course towards its goals, and that the Company's mission is achieved as follows:

1. Strategy and goals at the entity level and activities at the operations level are clearly defined and aligned, and support the Company's mission.
2. Outcomes of processes and projects achieve their defined objectives, and resources are acquired economically and used efficiently.
3. All significant information including financial, management and operational information is correct, reliable, and supports timely decisions.
4. The Company's operations and employee's activities follow the Company's policy and regulations in compliance with laws and external regulations.
5. Assets, including physical assets, are properly safeguarded, and human information is sufficiently secured.
6. Continuous process improvement exists for every process and control activity, and for constantly changing styles and technologies in order for the Company to be able to respond to the needs of customers.

The Company has established an internal control and risk management system following the integrated framework of the COSO-ERM standard (The Committee of Sponsoring Organization of the Treadway Commission - Enterprise Risk Management), which is integrated into business operations and management processes through eight factors as follows:

1. Good Internal Environment

The company adheres to business ethics. Senior management personnel and employee at every level follows the written company's code of conduct. The Company has an appropriate organisational structure establishing and defining clear authority and responsibility, and establishing written policy, regulations and workflow in financial, general management and information systems. All stakeholders, employees, business partners, customers, accounts payable, competitors, shareholders and environments, are well treated and given fairness. Every employee is trained to acknowledge and understand risk management. Event identification, systematic risk assessment and risk management is continuously performed. Management also set the appropriate risk appetite level.

2. Clear Objective Setting

The Company clearly defines its written working objectives of strategy, operations, policy, rules and regulations, and guidelines. These objectives are aligned with the Company's goal. The business plan, strategy and objectives are appropriately updated by management according to the current situation or changing risk factors.

3. Appropriate Event Identification

The Company continuously and regularly indicates any event identification and risk factor that may occur and have an impact on achieving the Company's objectives by considering both internal and external factors. For example, considering the risk in strategy, finance, employees, operations, related information systems, competition, business partners, economics, and rules and regulations.

Moreover, the Company ensures that all risk factors are appropriately identified according to changing activities, and that all risks are reported to relevant management routinely.

4. Appropriate Risk Assessment

The Company defines risk assessment for both qualitative and quantitative risk. Both types of risk will be assessed in two dimensions:

likelihood and impact. Both factors are used to consider risk levels that could be high, medium or low. The Company systematically and regularly evaluates risk from event identification or critical risk factors, which have been previously identified.

5. Effective Risk Response

The Company has processes in place to manage risk systematically by considering the most effective and economic choices to minimise the risk level to the risk appetite level. Risk management is always performed along with internal control system to ensure that risk management is consistent with ever changing risks. The highest prioritised risk to be managed is chosen by the following strategy:

Risk Acceptance : Management agreeing that the risk level is lower than the appetite risk level.

Risk Avoidance : Avoiding, stopping or changing an activity that would cause risk.

Risk Reduction : Taking action to reduce the likelihood or impact of risk, and managing risk to be within its risk appetite. For example, establishing a contingency plan to revise operational guidelines, regularly providing training courses for employees, and improving the effectiveness of computerised systems.

Risk Sharing : Transferring or otherwise sharing a portion of the risk. For example, performing asset insurance and accident insurance .

6. Good Control Activity

The Company appropriately establishes sound internal control activities for each process, which includes setting policies and procedures. Results are reported regularly to ensure the effectiveness of risk management procedures and to ensure that objectives are achieved through quality and economy of speed. Moreover, the Company also put appoints an appropriate member of staff to be responsible to the internal control system for each process with clear segregation of duties. A time limit is set for the risk management process, and a written report of risk is sent to all relevant personnel.

7. Good Information and Communication

The Company has an information network that can be used for timely decisions. It also provides an audit trail that can be partly reviewed. The network has an effective information security system and a system that can statistically analyse, indicate and report the incidence of risk by systematically evaluating and managing risk.

Moreover, the Company communicates its mission and risk management direction to every level of staff, thus enabling them to clearly understand risks before performing their work. The Company also provides sufficient communication channels from bottom to top that help employees respond effectively and promptly to a risk event. This can finally put the risk into the appetite level.

8. Good Monitoring

The Company has adopted an evaluating and monitoring system. It uses a balanced scorecard as the measurement tool to assess the outcomes of operations, and comprises ongoing monitoring activities, which are able to react to change appropriately and timely. There is also the additional evaluation by an independent internal auditor, independent external auditor and independent appraiser.

The Company has a monitoring system to ensure that risk management is effective and sufficient, and that the risk level is in the appetite risk level.

Moreover, the Company sets a report system for every management level including senior management. The Company also sets regular meetings for the Board of Directors and for senior management to review and monitor the outcomes of operations of management regardless of how the objective is achieved.

The Audit Committee attended the Board of Directors meeting No 2/2005 dated 17 February 2005 and assessed the internal control system by reviewing the internal control questionnaire and by consulting with management. The Audit Committee found that the Company has implemented complete and effective internal control systems.

In addition PricewaterhouseCoopers ABAS Limited, the Company's external auditor and the auditor of the 2004 Financial Statement, has concluded that there is no material deficiency in the Company's internal control system.

Internal Audit

The Company has established an Internal Audit Office that is independent . The Internal Audit office reports directly to the Audit Committee and administratively to Chairman of Executive Committee. The duty of the Internal Audit Office relates to auditing of the Company and consultation to ensure that its objectives are achieved as targeted. This is carried out by adopting a systematic method of assessing and improving the effectiveness of the risk management system, internal control system and corporate governance system according to SPPIA (Standard for the Professional Practices of Internal Auditing), and regularly monitoring and adjusting these implemented systems in line with changes in the environment.

In assessing the effectiveness of risk management, the Internal Audit Office reviews event identification and risk factors that affect the Company's objectives, and then reviews the risk management approach. This ensures the accuracy of both event identification and risk factors, and ensures that a systematic risk management approach exists. This also ensures that risk is managed at the appetite level, reported timely to all relevant personnel, and continuously reviewed.

In assessing the effectiveness of internal control, the Internal Audit Office develops an internal control questionnaire for each process, and reviews the outcome from each operation to assure that the Company's objectives are achieved.

In assessing the effectiveness of corporate governance, the Internal Audit Office performs audits following the 'good corporate governance' criteria of the Stock Exchange of Thailand (SET). This ensures that the Company has the necessary infrastructure and supporting processes to approach 'good corporate governance' and achieve fairness for all stakeholders.

Moreover, the Internal Audit Office acts as a secretary to the Audit Committee to enhance the effectiveness of the Audit Committee's responsibilities, and arranges Audit Committee meetings once a month.

The Company clearly states mission, scope and responsibilities, and clearly defines the rights of the Internal Audit Office in its internal audit charter, which is approved by the Audit Committee and the Board of Director.

The Company continuously encourages Internal Audit staff to be independent and objective, and pays attention to developing Internal Audit staff to achieve CIA (Certified Internal Auditor), CISA (Certified Information System Auditor) and CISSP (Certified Information Systems Security Professional) qualifications. In 2004, there were nine CIA, four CISA, two CISSP, three CPA (Certified Public Accountant) and one TA (Tax Auditor) qualified staff. Each year, additional Internal Audit officers take an exam to acquire these certificates.

14. The Board of Director's Responsibility for the Financial Reporting

The Board of Directors is responsible for Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimation. Important information is adequately and transparency disclosed in the notes to financial statements for the Company shareholders and investors.

The Board of Directors has provided and maintained risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weakness that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy financial reports, review internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have included in the Audit Committee Report which presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance

with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to the satisfactory level and rendered credibility and reliability to Advanced Info Service Public Company Limited' s financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements for the year ended December 31, 2004. The Board of Directors also believe that all these financial statements have been prepared in accordance with generally accepted accounting principles and related regulations.

15. Relations with Investors

The Company gives a high priority to the disclosure of the Company's information to the public. Strategic directions, operational guidelines and financial reports are released to investors on an equal and transparent basis. Releases are made through the Stock Exchange of Thailand and the Company's website www.investorrelations.ais.co.th. An Investor Relations Departments has been established by AIS to communicate with its shareholders and investors to ensure that the Company has completely complied with the law and regulations.

AIS regularly organises conferences with the investment community on a quarterly basis. The Company's top management team gives business presentations, and investors and analysts then have the opportunity to ask questions and explore relevant issues.

For further information please contact the Investor Relations Department on (66) 2299 5900 or by e-mail at investor@ais.co.th.

16. Protection against Use of Inside Information

In terms of the use of sensitive information, the Company adheres to ethics, faithfulness and honesty in operating its business along with its customers, suppliers, investors and shareholders by having established a code of conduct and having in place the IT security regulations. These are guidelines for the Company's directors, management and employees at every level to follow to prevent the unauthorised use of information. The disclosure of confidential information or incidence of any conflict of interest is regarded as a serious regulatory breach and is subject to disciplinary action.

The code of conduct states that trading of the Company's securities one month prior to the disclosure of financial information to the public is prohibited.

Furthermore, the Board of Directors and management are responsible for declaring stock holding lists and reporting changes in the Company's securities themselves, with commitment from their spouses and minors, in a format and time frame specified in the regulations of the Securities Holding Report. Management is required to submit copies of such reports to the Company on the same day the Company reports to the Securities and Exchange Commission (SEC).

RELATED **TRANSACTIONS**

The Company and its subsidiaries have entered into inter-company transactions with persons of potential conflict. All of these transactions are entered into the ordinary courses of business of the Company, subsidiaries and persons of potential conflict. Regarding the approval of inter-company transactions, apart from the same procedures implemented on other transactions in general, where authorized persons have a limit to their approval. The Audit Committee reviewed the inter-company transactions entered into by the Company or subsidiaries in order to ensure that there is no conflict of interest. Since the inter-company transactions are entered into under the ordinary courses of business, the transactions will continue in the future, whereby the Company, in entering into such transactions, will take into a fair field and no favor for each transaction.

In 2003 and 2004, the Company and its subsidiaries entered into inter-company transactions with persons of potential conflict, whereby the Company's auditor gives his opinion related thereto in the notes to audited financial statement for the accounting period ended 31 December of 2003 and 2004 reflecting that such transactions are entered under the ordinary courses of business. The prices of transactions for goods and services with the persons of potential conflict are at the market rates applied with third party transactions under normal business conditions. If the rates are not available, the Company will engage independent professional appraisers. In the case of inter-company transactions related to the lease of immovable property, appraisers approved by the SEC office will be engaged to provide a comparative guideline prior to the review by the Audit Committee. Details of the inter-company transactions with persons of potential conflict entered into during such periods are as follows:

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
1. Shin Corporation Public Company Limited (SHIN) / a major shareholder of the Company, holds 42.90% and shares directors	The Company and DPC employ SHIN to provide advisory and management. The Company pays advisory fee of Baht 16,711,952.28 a month. The financial management fee is paid on actual cost.					It's the SHIN Group's policy to regulate AIS's group to obtain the best result that would be benefit for AIS's Group and holding company. Advisory fee is charged on monthly basis based on a percentage of total assets, of 0.15% which SHIN engages Boston Consulting Group (Thailand)- BCG to evaluate advisory fee, consulting and financial management fee determined by market price of actual transaction.
	1. Advisory and financial management fee	219.36	232.12	212.03	215.61	
	2. Dividend payable	4,486.18	4,486.18	5,370.78	5,370.78	
	3. Rental and other service expenses	1.19	1.53	2.44	3.65	
	4. Service income	0.88	1.34	0.66	0.66	
	5. Trade account payable	-	-	0.11	0.19	
	6. Payable to associated companies	4.83	4.89	1.43	1.57	
	7. Amount due to related parties	-	-	0.06	0.06	

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
2. Shin Satellite Public Company Limited (SATTEL)/ SHIN is a major shareholder, holds 51.42% and shares directors	The Company leases satellite transponder on the Thai Com 1A from SATTEL for the lease fee of USD 1,700,000 per year					The only one satellite operator in Thailand. The Company is charged at the same rate as any other customers
	1. Rental and other service expenses	70.77	70.77	68.63	68.63	
	2. Service income	1.87	1.99	0.76	0.77	
	3. Trade account payable	5.64	5.64	5.57	5.57	
	4. Trade account receivable	-	-	0.28	0.28	
3. Shinawatra Information Techonology Company Limited (SIT)/ SHIN is indirect major shareholders, holds 99.99% and shares directors	The Company, DPC and ACC utilize computer service provided by SIT and pay amount of Baht 3,571,670 a month. The Company and its subsidiaries have ended the computer services contract (SAP) with SIT and engaged ITAS instead since May 2004.					The Computer system of SIT is used for accounting processing under SHIN group, the consulting and management fee is charged on actual cost of hardware and software maintenance in annually, then average by CPU usage of particular company from prior year to charge in following year.
	1. Consulting and management fee for computer system	20.86	44.61	11.13	18.64	
4. SC Matchbox Co., Ltd. (SMB)/ SHIN is a major shareholders, holds 99.96 % and shares directors	The Company and DPC employ SMB as the agency to produce advertising campaign through various media on job-by-job basis.					The Agency is a creative advertising agency with a good understanding of the Company's products and maintains information in strict confidentiality.
	1. Other income	-	-	0.70	0.70	
	2. Advertising fee					Advertising fee is compared to market on job-by-job basis.
	- Advertising fee, net	658.09	685.32	725.98	772.32	
	- Advertising fee, gross	1,883.34	1,997.92	2,127.48	2,300.24	
	3. Payable to associated companies	533.48	543.64	367.01	387.69	Agency Fee - SMB Media (Full service) 10% - SMB Production 12% - Third party Media (Full Service) and Production 12.00-17.65%
	4. Trade account receivable	-	0.31	0.75	0.75	

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
5. Teleinfo Media Co., Ltd. (TMC)/ SHIN is a major shareholder, holds 63.25% and shares directors	The Company employs TMC to furnish the information for mobile phone's value added service such as astrology, lotto, and comic story. The Company pays for actual services on monthly basis.					They are specialized in providing the information for mobile phone's value added service The Company pays the service charge by the percentage based on revenue from customers depending on the kind of service. The rate is range from 40-60% which is the same as other content providers.
	1. Service income	0.32	0.86	0.89	1.46	
	2. Service fee	30.14	30.14	41.84	41.98	
	3. Advertising fee	1.99	1.99	4.08	4.08	
	4. Trade account payable	2.29	2.45	-	0.01	
6. OAI Asset Co., Ltd. (OAIA)/ The Shinawatra family, a major shareholder in SHIN, holds 99.99%	The Company rents office space and parking space in the White House and in MWA building.					They have been utilized by the Company from the beginning. The Company also invested in the full utilities on the leasehold premises and fully utilize. The Company uses external appraisers which accepted by SEC to evaluate property rental rate for guidance associate with location, facility, relocate and decoration cost for consideration of rental agreement.
	1. Rental and other service expenses	87.71	90.94	12.81	12.81	
	2. Payable to associated companies	0.11	0.11	0.14	0.14	
7. SC Office Park Co., Ltd. (SOP)/ The Shinawatra family, a major shareholder in SHIN, holds 60%	The Company rents the total office space of 28,878.00 square metres in Shinawatra Tower 1 and 2 and parking space at a building on Phaholyothin Soi 13. DPC rents 2,708 square metres for goods storage. ACC rents 684.90 square metres.					They have been utilized by the Company from the beginning. The Company also invested in the full utilities on the leasehold premises and fully utilize. The Company uses external appraisers which accepted by SEC to evaluate property rental rate for guidance associate with location, facility, relocate and decoration cost for consideration of rental agreement.
	1. Rental and other service expenses	185.77	191.84	277.87	290.64	
	2. Trade account payable	0.19	0.19	0.69	2.38	
	3. Payable to associated companies	6.03	6.32	12.32	12.54	

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
8. P.T. Corporation Co., Ltd. (PT)/ The Shinawatra family, the major shareholder of SHIN, holds 69.99 %	The Company rents the warehouse space located in the Kanna Yao Sub-district office space and roof-top space of a building located in the Thanonnakhornchaisri Sub-district building space located in the Thung Song Hong Sub-district Bangkhen District, and roof-top space for base station installation at the Wang Hin Condo Town project.					The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Rental and other service expenses	13.49	13.49	13.83	13.83	
	2. Trade account payable	0.06	0.06	0.56	0.56	
	3. Payable to associated companies	-	-	0.05	0.05	
9. Worth Supplies Co.,Ltd. (WS)/ The Shinawatra family, the major shareholder of SHIN, holds 72.18%	The Company rents the office space, in total of 2,338.60 square meters, in the Shinawatra Group's building (Chiang Mai).					They have been utilized by the Company from the beginning. The Company also invested in the full utilities on the leased premises and fully utilize. The Company uses external appraisers accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification to consider of rental agreement.
	1. Rental and other service expenses	15.73	15.73	12.35	12.35	
	2. Trade account payable	0.12	0.12	0.34	0.34	
	3. Payable to associated companies	0.30	0.30	0.17	0.17	
10. OAI Leasing Co.,Ltd. (OAIL) / The Shinawatra family, the major shareholder of SHIN, holds 45.00%	The Company and ADC lease 240 vehicles to use at various branches from OAIL.					They are specialized in the lease of vehicles, serve only for related companies at reasonable prices and provide efficient quality services.
	1. Rental and other service expenses	33.91	38.66	36.51	41.68	

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
11. Upcountry Land Co.,Ltd. (UP) / The Shinawatra family, the major shareholder of SHIN, holds 99.99%	The Company rents office space and some spaces for base station installation in Bangkok and the other provinces, totaling 103 sites.					They are specialized in the providing rental spaces throughout the country, which meet the route requirement in a timely manner. The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Rental and other service expenses	129.85	129.85	132.98	132.98	
	2. Trade account payable	0.02	0.02	0.88	0.88	
	3. Payable to associated companies	-	-	0.08	0.08	
12. I.T. Applications and Services Co.,Ltd. (ITAS)/ SHIN is the major shareholder, holds 99.99%, and shares directors	The Company engages ITAS for the improvement and development of computer programs on a job-by-job basis. The Company, DPC and ACC have utilized computer service provided by ITAS since May 2004. The Company and subsidiaries are charged for the services fee at the same rate that paid to SIT.					ITAS provides Computer program only for the Company and other related companies. ITAS charges the Company at the below or the close rate if compared with the other consultant company's rate. The average service charge depends on the kind of work and the level of consultant.
	1. Consulting and management fee for computer system.	32.25	32.25	37.56	54.34	
	2. Payable to associated companies	10.62	10.62	5.13	5.42	
13. SC Asset Corp Co.,Ltd. (SC Asset) / The Shinawatra family, the major shareholder of SHIN, holds 60.82%	The Company rents 4,433 square metres and DPC rents 1,024 square metres for the office space in Shinawatra Tower 3.					The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Rental and other service expenses	61.56	81.39	67.25	85.14	
	2. Service income	0.13	0.13	3.87	3.87	
	3. Other income	-	-	-	0.61	
	4. Trade account receivable	-	-	0.63	0.65	
	5. Trade account payable	0.90	0.90	0.51	1.49	
	6. Payable to associated companies	1.80	2.50	3.56	3.85	

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
14. Group of Singtel Strategic Investments Pte. Ltd. (SingTel) / The Company's major shareholders	The Company enters into an agreement with some companies of Singtel group for the joint operation of International Roaming. Also, the Company pays the salary and remuneration to Singapore Telecom International Pte.Ltd (STI) in consideration of the STI operational staff. The expense is charged on an actual basis.					The International Roaming with Singtel are under the ordinary course of business since the Company expands into International mobile service with foreign operators. Both parties charge each other at the accepted price deducted the profit from their customers. STI has an agreement with the Company that STI needs to provide operational staff to help the Company for management and any technique. The Company pays the service fee to STI by the actual basis or by the agreement.
	1. Service income	155.79	155.79	377.44	377.44	
	2. Dividend payment	2,016.40	2,016.40	2,414.00	2,414.00	
	3. Other income	3.86	3.86	1.79	1.79	
	4. Salary and other remuneration	28.16	28.16	12.85	12.85	
	5. International Roaming expense	117.63	117.63	159.94	159.94	
	6. Trade account receivable	44.10	44.10	113.10	113.10	
	7. Trade account payable	7.27	7.27	25.14	25.14	
	8. Payable to associated companies	9.81	9.81	5.78	5.78	
15. C.S. Lox info Co., Ltd. (CSL) / SHIN is indirect major shareholder, holds 40.02% and shares directors.	ADC provides datanet service to the Company and CSL, while CSL serves the internet service to the Company.					They provide Internet service and charge the Company at the same rate charging on any other customers.
	1. Service income	2.28	69.12	2.62	32.36	
	2. Rental and other service expenses	12.69	12.72	13.78	13.79	
	3. Trade account payable	0.05	0.05	0.51	0.55	
	4. Unearned income form service fee	-	30.00	-	105.96	
	5. Payable to associated companies	-	2.00	0.78	7.77	

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
16. OAI consultant and management Co.,Ltd. (OCM) / The Shinawatra family, the major shareholder of SHIN, holds 84.21%	OCM serves the banquet ballroom for AIS to train staffs and seminar.					They are specialized in providing banquet service and charge at comparative price close to any other contractors.
	1. Rental and other service expenses	0.63	0.63	1.44	1.51	
	2. Payable to associated companies	-	-	0.09	0.09	
17. BP Property Co.,Ltd. / The Shinawatra family, the major shareholder of SHIN, holds 78.22%	The Company rents roof-top space of SC Sathorn Mansion to install some equipments.					The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Rental and other service expenses	0.60	0.60	0.65	0.65	
18. Shineedotcom Co.,Ltd. (Shinee) / SHIN is indirect major shareholder, holds 70.00% and shares directors.	The Company engages Shinee for its services providing for the Company's customer.					Shinee is specialized in designing and creating website with variety contents as the Company needs. The Company pays the service charge by the percentage based on revenue from customers which depends on the kind of service. The rate ranges from 40-60% which is the same as other content providers.
	1. Service income	16.92	17.40	5.84	6.00	
	2. Other service fee	4.12	4.12	4.23	4.24	
	3. Trade account receivable	1.32	1.37	0.08	0.22	
	4. Trade account payable	3.19	3.42	-	-	
19. Bangkok Telecom Engineering Co.,Ltd. (BTE) / The Shinawatra family, the major shareholder of SHIN, holds 99.99%	The Company and DPC engage BTE for the installation of telecommunication equipment.					They are specialized in installing base station and charge at comparative price close to the other contractors. They have to submit tenders in line with acquisition and employment policy.
	1. Cost of communication equipment	119.96	119.96	-	-	
	2. Other service fee	68.15	68.68	77.04	81.99	
	3. Trade account payable	20.44	22.55	15.45	15.80	

Related parties/ Relation to the Company	Detail of transactions	31 December 2003 (Million Baht)		31 December 2004 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
20. The Shinawatra family	1. Investment funds in Company's debentures	10.00	10.00	10.00	10.00	The Company issued debentures for public offer at market price. Company's debentures are rated at AA by TRIS and debenture holders obtain good returns.
	2. Interest payment	0.54	0.54	0.52	0.52	
21. The Company's directors	The Company's directors hold debentures of the Company.					The Company issued debentures for public offer at market price. Company's debentures are rated at AA by TRIS and debenture holders obtain good returns.
	1. Investment funds in Company's debentures	32.00	32.00	37.00	37.00	
	2. Interest payment	1.76	1.76	2.16	2.16	
22. National Insurance Co., Ltd. / The director of SHIN is the major shareholder.	The Company pays insurance for the base station and equipment.					They provide insurance service for the Company at the same rate charging on any other customers.
	1. Insurance payment.	11.21	11.68	25.34	26.10	
23. National Finance Public Co., Ltd. (NFS) / The Audit committee of AIS is the MD of NFS.	The Company pays finance leasing of computer and rent office space.					They provide finance lease service and charge the Company at the same rate charging on any other customer.
	1. Computer leased rental expense	117.11	117.11	138.12	138.12	
	2. Rental and other service expense	0.33	0.75	0.42	0.59	
24. ITV PLC., Ltd (ITV)/ SHIN is the major shareholder, hold 53.01% and shares directors.	The Company advertises with and purchases station airtime from ITV, as well as, ITV uses the Company mobile phone services.					ITV operates as the first UHF system television in Thailand. ITV's activities cover acquisition, sale of advertising airtime and broadcasting television signals for nationwide viewing. The Company is charged at the same rate as any other customers.
	1. Rental and other service expenses	13.41	14.75	2.79	2.79	
	2. Service income	2.72	3.66	4.42	4.64	
	3. Trade account receivable	0.46	0.74	0.19	0.29	

AUDIT **COMMITTEE REPORT**

To the Shareholders of Advanced Info Service Public Company Limited

The Audit Committee comprises three independent directors, with Mr. Supadej Poonpipat as the Chairman, Mr. Arun Churdboonchart and Mr. Boonchoo Direksathapon as Committee members, and Mrs. Suvimon Kulalert as the Secretary.

The Audit Committee has performed all responsibilities, assigned to it by the Board of Directors, in accordance with the requirements of the Stock Exchange of Thailand. The Audit Committee conducted a total of twelve meetings, and appropriately consulted with senior management, certified public accountants and internal auditors during 2004 aligned with the scope of responsibility assigned. This can be summarised as follows:

1. Reviewed quarterly and annual financial statements of the Company and its subsidiaries before submitting them to the Board of Directors for approval. This considered the financial statements previously audited by certified public accountants and the management letter. The Audit Committee agreed that internal control of the financial reporting process was adequate to ensure that these financial statements presented the Company's financial status and operating results accurately and were in accordance with generally accepted accounting principles and were adequately disclosed.

2. Reviewed connected transactions executed with related parties who are considered having a conflict of interest, and reviewed the sufficiency of disclosure of these transactions in accordance with the requirements of the Stock Exchange of Thailand. The Audit Committee came to the conclusion that the abovementioned transactions were fairly conducted and priced with a view to giving utmost benefit to the Company at arm's length and were adequately disclosed. In addition, some transactions were appraised by an independent appraiser.

3. Reviewed compliance with Securities and Exchange Laws, regulations of the Stock Exchange of Thailand and other relevant laws, for example, Securities and Exchange Acts, regulations of the Securities and Exchange Commission, Public Company Act BE2535, the Revenue Code, Labour Law, business commitments with third party agreements, and other lawsuits with the Company's counsel. The Audit Committee came to the conclusion that the Company had complied with all applicable regulatory requirements.

4. Reviewed the internal control system of major business processes. The Audit Committee agreed that the internal control system was adequate and effective, and moreover, that all operation processes were being continuously and regularly developed.

5. Reviewed the Internal Audit reports for 2004 of major business processes. The Internal Audit results ensure that the Company can achieve its business objectives. In addition, the Audit Committee agreed to the Internal Audit Action Plan 2005 under a risk-based approach and guided the audit process to follow the international standard for continuous improvement.

6. Acknowledged the Company's risk management report regarding risk factors and risk responses from Management that help to enable the Company to achieve its overall business objectives. In addition, the Audit Committee acknowledged the Company's risk information, which was presented in 2004's Annual Report.

7. Considered and discussed the audit approach for financial statements in 2004 with the external auditor. That approach derived from risk assessment by the external auditor and Management.

8. Proposed Audit Committee reports to the Board quarterly, and provided useful recommendations for managing business operations to Management. Management appropriately improved its operations in accordance with these recommendations.

9. Reviewed the independence of the external auditor and audit fees of the external auditor to seek approval from the Company's Board of Directors for the General Shareholders' Meeting 2005 to appoint Pricewaterhouse Coopers ABAS Ltd as the Certified Public Accountant of the Company for 2005.

In 2004, the Audit Committee exercised its judgement and independently fulfilled its duties and responsibilities with sufficient competency, and with full access to information from Management, employees and relevant persons. The Audit Committee also performed a self-assessment questionnaire regarding the Committee's effectiveness to ensure that the Committee performed duties professionally, and gave comments and recommendations on equitable treatment of all of stakeholders.

In summary, the Audit Committee gave judgment that the Board of Directors and Management have operated with an ethical mind, and have had the intention of performing duties professionally to achieve the Company's goals. The Company has committed itself to an "importance of business" operation under an effective internal control system. In addition, the Company has continuously conducted a concise and appropriate risk management system, and has effective corporate governance.

Mr.Suphadej Poonpipat
Chairman of the Audit Committee

Mr.Arun Churdboonchart
The Audit Committee

Mr.Boonchoo Direksathapon
The Audit Committee

BOARD OF DIRECTORS' RESPONSIBILITY FOR **FINANCIAL REPORTING**

The Board of Directors is responsible for Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimation. Important information is adequately and transparency disclosed in the notes to financial statements for the Company shareholders and investors.

The Board of Directors has provided and maintained risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weakness that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy financial reports, review internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have included in the Audit Committee Report which presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to the satisfactory level and rendered credibility and reliability to Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements for the year ended December 31, 2004. The Board of Directors also believe that all these financial statements have been prepared in accordance with generally accepted accounting principles and related regulations.



Dr.Paiboon Limpaphayom (Ph.d.)
Chairman of the Board of Directors



Mr.Somprasong Boonyachai
Chairman of the Executive Committee

Overview

14.7% increased in Subseribers, pretax profit rose 18% mainly from an increase in total revenue and a decrease in SG&A

As at the end of year 2004, the company and its subsidiaries ("The Group") registered the total of 15,184,000 mobile phone subscribers, comprising of 2,120,300 GSM advance and GSM 1800 subscribers and 13,063,700 One-2-Call! subscribers. It represented an increase of 1,944,800 subscribers or 14.7% from the total of 13,239,200 subscribers as at year-end 2003, presenting the decreasing growth rate when compared with a 24.2% rise in 2003.

The Group's market share fell slightly to 57.1%, a 2.9% drop from a year before. This was due to the Group's strategy not to tap into price-sensitive segment of the market that competitors were targeting. The Group's objective is on sustainable revenues and profitability rather than market share of subscribers. In order to retain subscribers, The Group has introduced a number of measures including segmentation strategies reflected in service offerings and customer services of The Group. In additions, The Group remains focus to the core values of the mobile service business which are quality and coverage of the network.

Improved profitability was a result of retaining and attracting high-quality customers. We managed to improve our margin during the year 2004 evidenced by 18% growth in our pretax profit due mainly to:

1. Growth of total revenues at 8% principally from 14% growth on service revenue.
2. A decrease in selling and administrative expenses.

Net profit rose only 9.3% due to a 41% rise on corporate income tax

However, our net profit grew at 9.3% from Baht 18,529 million to Baht 20,258 million due to 41% rise in corporate income tax. Note that during 2003, The Group paid lower tax due to loss carried forward in a subsidiary company - Digital Phone Company Limited.

Total Revenue

Services and equipment rentals have been our primary source of income, which includes revenues associated with the mobile telecommunication business, data network communication services (Datakit Virtual Circuit Switch), and the provision of call centre services.

Revenues classified by nature of activities

	2003		2004	
	Million Baht	%	*Million Baht*	%
Revenues from services and equipment rentals				
Mobile phone	73,337	82.0	83,912	87.0
Data Communications	392	0.4	477	0.5
Call Centre	21	0.0	6	0.0
Total	73,750	82.4	84,395	87.5
Sale revenues				
Handsets	15,735	17.6	12,032	12.5
Data Communications	7	0.0	10	0.0
Total	15,742	17.6	12,042	12.5
Grand Total	89,492	100.0	96,437	100.0

Revenue from services and equipment rentals

Revenues from mobile phone services, the main contributor to our service and equipment rental incomes, increased from Baht 73,337 million in 2003 to Baht 83,912 million in 2004, an increase of 14.4%. As a result of continuous expansion of mobile phone users and marketing efforts, The Group's revenue showed a strong growth from previous year. Throughout the year of 2004, The Group developed new services such as "Calling Melody" as well as the attractive service offerings such as the notable "Sawasdee" and "Freedom Choices" scheme - which address specific needs on airtime packages and charge options suitable for different segments of the market. Besides, the company has emphasised on customer relationships by providing the program suitable for each customer lifestyle.

Total revenue of 2003 align with financial statements equals to Baht 89,644 million over Baht 152 million than the figure shown above. This is owing to that auditor reclassified other operating incomes to be grouped together with revenues from services and equipment rentals for comparative purpose.

Breakdown of subscribers and Average Revenue Per User (ARPU)

	New subscriber additions				Consolidated Subscribers				ARPU (Baht/month)			
	NMT 900	GSM Advance	One-2-Call!	GSM 1800	NMT 900	GSM Advance	One-2-Call!	GSM 1800	NMT 900	GSM Advance	One-2-Call!	GSM 1800
2003	(3,400)	(317,900)	2,987,600	(89,600)	-	1,915,800	11,123,800	199,600	-	1,187	341	1,102
2004	-	32,100	1,939,900	(27,200)	-	1,947,900	13,063,700	172,400	-	1,233	359	1,104

The above figures revealed a growth of One-2-Call! subscribers from 11.1 million subscribers in 2003 to 13.1 million subscribers at the end of 2004.

Average revenue per user (ARPU) of GSM advance, One-2-Call! and GSM 1800 in 2004 increased to Baht 1,233, Baht 359 and Baht 1,104 respectively. These figures showed an increase from the previous year driven by higher usage on voice and value added service (VAS). The Group has introduced varieties of new value-added services and attractive promotion campaigns apt to customer behavior of each segment.

Revenue from sales

Lower sales volume and cheaper sales price resulted in lower sales revenue

Handset and accessory sales accounted for a majority of revenues from sales. In 2004, declined sales volumes pushed the Group's handset revenues down to Baht 12,032 million from Baht 15,735 million in 2003. The decrease in handset revenues was driven by lower sales volumes as well as lower selling price per unit, affected by an intense competition in handset sales and rapidly growing second-hand handset sales (not The Group's products).

Total Cost

Total cost constitutes cost of services and equipment rentals, concession fee and excise tax and cost of sales. In 2004 The Group incurred Baht 52,995 million of total cost, rising by 7.2% from Baht 49,419 million in 2003.

Cost of services and equipment rentals

Cost of services and equipment rentals increased due to higher amortisation

Cost of services and equipment rentals was Baht 22,415 million in 2004 which rose by 15.8% from Baht 19,352 million in 2003. The increment was due primarily to higher network amortization resulting from continued expansion of mobile service network.

Concession fee and excise tax

The increment in concession fee and excise tax was in-line with the rise in revenue from mobile services. Concession fee and excise tax were Baht 19,970 million in 2004 and Baht 17,726 million in 2003.

Gross profit margin calculated from service and equipment rental revenues stood at 49.8% in 2004 and 49.7% in 2003.

Cost of Sales

Handset and accessory costs were major components in cost of sales. In 2004, cost of sales accounted for Baht 10,611 million, reflecting a continued reduction from Baht 12,341 million in 2003.

Gross profit margin calculated from sales revenues was 11.9% in 2004, a decrease from 21.6% in 2003.The reason of the significant decline in gross profit ratio was due to the lower of average selling price, affected by more intense competition in handset sales. In addition, various new models of handsets were offered at an accelerated speed, resulting in quicker obsolescence of handsets.

Selling and Administrative expenses

The Group recorded a lower selling and administrative expenses from Baht 12,320 million in 2003 down to Baht 11,028 million in 2004 (or a 10.5% decrease year-on-year).The decline in SG&A of year 2004 was principally resulted from:

SG&A decreased mainly from a decrease in bad debt and allowance for doubtful account, but an increase in marketing spending

1. In 2004,The Group presented a sharp fall of Baht 1,512 million or 67% in bad debt and allowance for doubtful account due mainly to the Group's efforts in strengthening collection performance. On the other hand, marketing expense rose by Baht 312 million or up 10%. However, the marketing expense as a percent of total revenue was 3.6% in 2004, the same rate as that of 2003.
2. During 2003, a subsidiary wrote off Baht 294 million in technology obsolescence of network equipments, and loss from network equipment Baht 598 million. This write-off involved site preparation and network installation expenses relating to base stations, which were not operated owing to network optimisation.

Interest expenses

The Group showed a decrease in interest expenses from Baht 2,579 million in 2003 to Baht 2,129 million in this year, resulting from debenture redemption of Baht 8,000 million, loan repayment of Baht 1,970 million and prepayment in syndicate loan of Baht 2,957 million.

Income Tax

Higher income tax for YE04 resulted from a growth in total revenue and fully utiltzed tax shield from loss carried forward in 2003

In 2004 the income tax expense considerably increased to Baht 10,601 million compared to that of 2003. The increment resulted from a growth in pre-tax profits due to the fact that:

1. In 2004 the Group achieved 7.8% growth in total revenues growth. The company, moreover, gained a tax-refund from FY2001 concession fee of prepaid revenues, as a result of concession fee calculation from the percentage of scratch card sales instead of that of usage revenues, after the company received the confirmation of correspondence from the Revenue Department.
2. In 2004 a subsidiary had fully utilised tax shield from loss carried forward in a subsidiary as mentioned above.

Net Profit

The Group's net profit increased from Baht 18,529 million in 2003 to Baht 20,258 million in 2004 (or an increase of 9.3%) as the reasons mentioned above.

Financial Position

1. Assets

Total Asset decreased by 3% from YE03

As of year-end 2004 our total assets amounted to Baht 121,168 million, a 3.0% lower from Baht 124,949 million as of year-end 2003. Current assets accounted for 15.8% of total asset while non-current assets stood at 84.2%. Details of major items therein are as follows:

Cash & cash equivalents

Cash and cash equivalents outstanding as of year-end 2004 were Baht 9,449 million increased by Baht 812 million from Baht 8,637 million as of year-end 2003 The increase in this year-end balance was due to net cash receipts from operating activities over net cash payment from investing activities and from financing activities. During 2004 we had upstream of service incomes from mobile phone together with lower of network investments.

Trade account receivables - net

Net trade account receivables totalled Baht 5,761 million as of year-end 2004, rose by Baht 302 million or 5.5% from Baht 5,459 million as of year-end 2003. The increase in share of prepaid in service revenues and the implementation in 2002 of temporary service suspension based on subscriber's payment patterns were the factors, which also supported the minute increase in net account receivable figures despite the meaningful growth in total revenues. The improvement in trade account receivables turnover from 11.07 times in 2003 to 14.49 times in 2004 also implied an effective collection cycle.

Inventories - net

As of year-end 2004, inventory level equalled to Baht 1,037 million slightly increased from Baht 1,027 million in 2003. And inventory turnover was 10.28 as at year-end 2004 improving from 8.26 as of year-end 2003. The improvement reflected an efficient inventory policy; however, it is necessary to reserve higher provision for obsolete handset inventories subject mainly to their varieties in brand and model easily out of date.

Other current assets

As of year-end 2004, other current assets stood at Baht 2,382 million, increased by Baht 572 million from year-end 2003ûs level at Baht 1,810 million. The incremental level mainly came from A/R-Other and prepaid expense amounting Baht 244 million and Baht 187 million respectively.

Property and equipment

Our property and equipment - net for year-end 2004 equalled to Baht 11,618 million decreased by Baht 502 million from year-end 2003's level at Baht 12,120 million due to depreciated and amortised recognition superior than new investments.

We undertake our asset assessments and review any possibility of asset value impairment every year in order to properly adjust the relevant book value. The effort is aimed to make our balance sheet reflect, as closely as possible, the true economic value of those assets.

Assets under concession agreements

Investment costs of the cellular network are the main items under the concession agreements. As of year-end 2004, the net assets under the concession agreements totalled Baht 75,658 million, a decline from Baht 78,549 million recorded as of year-end 2003. The reduction was due principally to less investments in network equipment compared to previous year's, including more amortized recognition in this period.

2. Liabilities

Total liabilities declined from YE03 18% resulted from payment of L/T-Debenture and of L/T-borrowings

As of year-end 2004, our total liabilities were Baht 53,080 million, lower than Baht 65,323 million in 2003. Total liabilities comprised of 22.7% current liabilities and 21.1% non-current liabilities. Details of major items therein are as follows:

Trade account payables - net

As of year-end 2004, trade account payables were Baht 4,790 million, continuously declining compared with Baht 5,714 million in 2003. Turnover in trade account payables increased from 4.74 in 2003 to 6.29 in 2004.

Accrued concession fees, concession rights payable and accrued excise taxes

Concession rights are paid for operational rights granted to one of our subsidiaries under the digital GSM 1800 concession agreement. As of year-end 2004, concession rights payable and accrued interest payable to Total Access Communication (Public) Ltd (TAC) amounted to Baht 4,621 million, a certain part of which was accrued in 2002 and 2003. It should be noted that the matter remains inconclusive. We have negotiated for a payment reduction; however, in 2003, TAC took the matter to arbitration and our subsidiary filed for an appeal.

Concession fees, concession rights payable and accrued excise taxes increased from Baht 6,810 million in 2003 to Baht 7,017 million in 2004 or up by Baht 207 million due mainly to accrue interest payable as mentioned above.

Debentures and Loans

Debentures and loans are composed of long-term debentures, short-term loans from financial institutions, long-term loans, and financial leases. As of year-end 2004, this item of liabilities was recorded at Baht 29,521 million, decreasing from Baht 42,645 million in 2003. The reduction in 2004 occurred as a result of a Baht 8,000 million debenture redemption and a Baht 1,970 million long-term loan repayment on-schedule. One of our subsidiaries repaid its short-term borrowing from financial institutions by Baht 60 million; while another subsidiary prepaid a Baht 2,957 million of syndicate loans. During the year, we settled our Baht 142 million financial lease obligations and engaged in a new financial lease arrangement worth Baht 7 million.

As of year-end 2004, we recorded, in our consolidated statements, the balances of Baht 4,073 million in current portions of debentures and long-term loans, and Baht 25,448 million in debentures and long-term loans, net of the recorded current portions.

Other current liabilities

Other current liabilities amounted to Baht 9,512 million in 2003, and eventually to Baht 11,213 million in 2004 which was composed of Baht 4,612 million advanced payments received from scratch cards and Baht 4,414 million accrued tax liabilities which significantly rose from last year resulting from that certain subsidiaries started to present taxable incomes in this year.

3. Shareholders' equity

Shareholders' equity rose by 14% from net operating results

As of year-end 2004, our shareholders' equity totalled Baht 68,087 million, reflecting an increase when compared to Baht 59,626 million in 2003. Our paid-up capital was Baht 2,945 million, and premiums on share capital were Baht 20,471 million. Our capital base increased from the previous year due to the issuance of 6.7 million new common stocks worth Baht 308 million to provide shares for possible executions of some outstanding warrants. Payments made in advance for another 0.2 million newly issued shares amounted to Baht 11 million.

A Baht 20,258 million net profit for the year contributed largely to retained earnings of Baht 43,483 million (excluded legal reserve).

During the year we made Baht 12,495 million in cash dividends, of which Baht 6,170 million was paid out on 20 May 2004 at a dividend ratio of Baht 2.10 per share, Baht 6,325 million was paid out on 8 September 2004 at a dividend ratio of Baht 2.15 per share.

During the year, various credit rating agencies had conducted credit reviews of our entity and subsidiaries. They were:

1. Standard & Poor's Rating Services rated our local and foreign currency at BBB+, raised from BBB in 2003.
2. TRIS Rating Agency rated our company and our unsecured debentures at AA, the same level as in 2003.

4. Capital Structure Analysis

Our debt to equity ratio improved from the previous level of 1.10:1 at year-end 2003 to 0.78:1 at year-end 2004. The improvement in the balance sheet leverage, particularly in 2004, was brought about both by continual decline in total liabilities caused by repayments of due debentures and matured loans totalling Baht 13,129 million, and by improved profitability as evidenced by the impressive bottom line of Baht 20,258 million in 2004. It should be noted that it is our policy to maintain the debt to equity ratio of both our entity and our subsidiaries at a level not exceeding 2:1.

5. Liquidity Analysis

At year-end 2004, consolidated net cash flow from operating activities was Baht 38,932 million, showing down size from the previous year's level. As a sustained rise in service revenues was the major underlying reason; consolidated cash outlays relating to investment activities declined from Baht 16,366 million in 2003 to Baht 13,107 million in 2004. Net cash flow from financing activities was negative at Baht 25,008 million compared to Baht 19,419 million in 2003, reflecting the use of funds for dividend payments, loan repayments and debenture redemptions. Thus, as at year-end 2004, cash and cash equivalent showed net increase of Baht 817 million.

Current ratio increased from 0.53:1 in 2003 to 0.69:1 in 2004. Operating cash flow to current liability ratio, however, improved from 1.20:1 in 2003 to 1.42:1 in 2004. The collection period improved from 33 days in 2003 to 25 days in 2004. The day sales period was shortened from 44 days in 2003 to 35 days in 2004. The payment period declined from 76 days in 2003 to 57 days in 2004. As a whole, we maintained enough liquidity position to support our operations.

6. Solvency Analysis

In terms of the ability to meet our long-term debt obligations, our solvency depends on both its level of future cash flows and the level of debts. The interest coverage ratio grew up from to 21.55 in 2003 to 25.75 in 2004, as a result of sustaining net cash flow from operations at the high level as well as trimming down in interest payment owing to repayment in debentures and long-term loans.

AUDITOR'S **REPORT**

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2004 and 2003, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2004 and 2003, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant (Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
17 February 2005

BALANCE **SHEETS**

As at 31 December 2004 and 2003

ASSETS	Notes	Consolidated 2004 (Baht)	Consolidated 2003 (Baht)	Company 2004 (Baht)	Company 2003 (Baht)
Current Assets					
Cash and cash equivalents	4	9,449,330,472	8,636,841,298	1,535,118,279	1,479,409,171
Short-term investments	5	186,207,614	182,800,426	-	-
Trade accounts receivable, net	6	5,761,004,121	5,458,841,499	6,041,576,537	6,181,075,744
Amounts due from related parties	30	444,852	1,364,737	25,606,911	31,260,351
Inventories, net	7	1,037,198,548	1,026,840,782	-	-
Spare part inventories for mobile phone network maintenance, net		244,997,771	352,913,435	221,788,232	333,825,786
Current portion of forward and swap contracts receivable, net	8	-	16,146,813	-	-
Advances to suppliers		56,964,919	409,574,673	56,964,919	408,929,733
Other current assets	9	2,381,737,275	1,810,263,601	2,265,312,827	1,735,842,696
Total Current Assets		19,117,885,572	17,895,587,264	10,146,367,705	10,170,343,481
Non-Current Assets					
Forward and swap contracts receivable, net	8	-	8,073,406	-	-
Investments in subsidiaries, net	10	-	-	27,938,773,776	25,152,408,768
Property, plant and equipment, net	11	11,618,059,107	12,120,174,228	11,360,729,197	11,857,666,955
Other assets					
Assets under concession agreements, net	12	75,657,773,100	78,549,049,497	66,359,237,195	67,803,211,705
Concession rights, net	14	3,960,750,487	4,415,573,526	-	-
Goodwill, net	13	10,170,850,669	11,337,754,668	-	-
Other assets, net	14	642,281,076	622,963,261	523,692,994	489,553,864
Total Non-Current Assets		102,049,714,439	107,053,588,586	106,182,433,162	105,302,841,292
Total Assets		121,167,600,011	124,949,175,850	116,328,800,867	115,473,184,773

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

As at 31 December 2004 and 2003

	Notes	Consolidated 2004 (Baht)	Consolidated 2003 (Baht)	Company 2004 (Baht)	Company 2003 (Baht)
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institution	16	-	60,000,000	-	-
Trade accounts payable	15	4,790,178,640	5,714,017,676	4,318,775,123	4,454,106,644
Amounts due to and loans from related parties	30	419,120,707	597,032,309	3,001,486,289	1,154,910,667
Current portion of long-term borrowings	16	97,474,859	4,105,918,317	97,146,774	2,053,729,677
Current portion of long-term debentures, net	16	3,975,850,489	7,973,320,909	3,975,850,489	7,973,320,909
Current portion of concession right payable, accrued concession fee and excise tax	18	7,017,455,653	5,584,446,369	2,121,308,573	2,169,129,798
Other current liabilities	17	11,213,210,833	9,512,260,423	10,036,956,268	8,889,020,859
Total Current Liabilities		27,513,291,181	33,546,996,003	23,551,523,516	26,694,218,554
Non-Current Liabilities					
Long-term borrowings	16	26,004,224	1,114,725,145	25,222,525	117,247,639
Long-term debentures, net	16	25,422,126,223	29,391,460,146	25,422,126,223	29,391,460,146
Concession right payable	18	-	1,225,103,203	-	-
Deposits from customers		13,050,628	14,687,673	-	-
Unearned income		105,960,000	30,000,000	-	-
Total Non-Current Liabilities		25,567,141,075	31,775,976,167	25,447,348,748	29,508,707,785
Total Liabilities		53,080,432,256	65,322,972,170	48,998,872,264	56,202,926,339

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

BALANCE **SHEETS** (continued)

As at 31 December 2004 and 2003

	Notes	Consolidated 2004 (Baht)	Consolidated 2003 (Baht)	Company 2004 (Baht)	Company 2003 (Baht)
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and fully paid-up share capital	19	2,945,188,074	2,938,524,890	2,945,188,074	2,938,524,890
Premium on share capital	19	20,470,525,112	20,169,275,161	20,470,525,112	20,169,275,161
Treasury stock	21	(83,129,756)	(83,129,756)	(83,129,756)	(83,129,756)
Advanced receipts for share subscription	19, 34	11,051,130	25,525,832	11,051,130	25,525,832
Retained earnings					
Appropriated - Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		43,483,253,575	35,720,062,307	43,483,253,575	35,720,062,307
Total Parent's Shareholders' Equity		67,326,888,135	59,270,258,434	67,326,888,135	59,270,258,434
Fair value reserve of available-for-sale securities		14,267,500	-	-	-
Unrealised gain from dilution of investment		3,040,468	-	3,040,468	-
Minority interests		742,971,652	355,945,246	-	-
Total Shareholders' Equity, net		68,087,167,755	59,626,203,680	67,329,928,603	59,270,258,434
Total Liabilities and Shareholders' Equity		121,167,600,011	124,949,175,850	116,328,800,867	115,473,184,773

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

STATEMENT OF **INCOME**

For the years ended 31 December 2004 and 2003

	Notes	Consolidated		Company	
		2004 (Baht)	*2003 (Baht)*	*2004 (Baht)*	*2003 (Baht)*
Revenues					
Revenues from services and equipment rentals		84,394,938,955	73,901,939,147	77,708,921,937	67,472,293,909
Sales		12,042,545,825	15,741,759,135	-	-
Total revenues		96,437,484,780	89,643,698,282	77,708,921,937	67,472,293,909
Cost					
Cost of services and equipment rentals		22,414,627,596	19,351,546,021	22,116,190,361	19,063,739,411
Concession fee and excise tax		19,969,988,012	17,725,935,766	18,497,061,820	16,089,995,455
Cost of sales		10,610,682,379	12,341,072,892	-	-
Total cost		52,995,297,987	49,418,554,679	40,613,252,181	35,153,734,866
Gross profit		43,442,186,793	40,225,143,603	37,095,669,756	32,318,559,043
Selling and administrative expenses		11,027,209,368	12,320,471,505	9,523,073,342	9,196,356,544
Profit from sales, services and equipment rentals	24	32,414,977,425	27,904,672,098	27,572,596,414	23,122,202,499
Other operating income	22	565,909,672	783,749,007	509,236,531	446,649,010
Net gain on exchange rate		77,873,087	35,998,952	51,461,490	18,632,289
Directors' remuneration	23	(4,800,000)	(3,728,500)	(4,800,000)	(3,721,000)
Operating results		33,053,960,184	28,720,691,557	28,128,494,435	23,583,762,798
Share of net profit of investments - equity method		-	-	2,721,061,462	3,923,834,215
Profit before interest and tax		33,053,960,184	28,720,691,557	30,849,555,897	27,507,597,013

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

STATEMENT OF **INCOME** (continued)

For the years ended 31 December 2004 and 2003

	Notes	Consolidated		Company	
		2004 (Baht)	*2003 (Baht)*	*2004 (Baht)*	*2003 (Baht)*
Profit before interest and tax		33,053,960,184	28,720,691,557	30,849,555,897	27,507,597,013
Interest expense		(2,128,642,592)	(2,579,067,601)	(1,855,188,800)	(2,136,425,697)
Income tax		(10,601,478,122)	(7,528,559,340)	(8,736,318,496)	(6,842,152,813)
Profit before minorities		20,323,839,470	18,613,064,616	20,258,048,601	18,529,018,503
Profit attributable to minorities, net		65,790,869	84,046,113	-	-
Net profit for the year		20,258,048,601	18,529,018,503	20,258,048,601	18,529,018,503
Basic earnings per share	25				
Net profit for the year		6.89	6.32	6.89	6.32
Diluted earnings per share	25				
Net profit for the year		6.88	6.31	6.88	6.31

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

STATEMENTS OF CHANGES IN **SHAREHOLDERS' EQUITY**

For the years ended 31 December 2004 and 2003

	Consolidated (Baht)									
	Issued and paid up Unappropriated share capital (Note 19)	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Fair value reserve	Unrealised gain from dilution of investment	Legal reserve	Unappropriated retained earnings	Minority interests	Total
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	-	500,000,000	35,720,062,307	355,945,246	59,626,203,680
Net profit for the year	-	-	-	-	-	-	-	20,258,048,601	-	20,258,048,601
Dividend paid (Note 26)	-	-	-	-	-	-	-	(12,494,857,333)	(29)	(12,494,857,362)
Acquisition of investment										
in subsidiary, Data Line Thai Co.,Ltd.	-	-	-	-	-	-	-	-	1,725,614	1,725,614
Additional shares (Note 19)	6,663,184	301,249,951	-	(25,525,832)	-	-	-	-	322,550,420	604,937,723
Advanced receipt for share										
subscription (Note 19, 34)	-	-	-	11,051,130	-	-	-	-	-	11,051,130
Fair value reserve of available-for-sale										
securities	-	-	-	-	14,267,500	-	-	-	-	14,267,500
Unrealised gain from dilution										
of investment	-	-	-	-	-	3,040,468	-	-	(3,040,468)	-
Profit attributable to minorities	-	-	-	-	-	-	-	-	65,790,869	65,790,869
Closing balance 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	14,267,500	3,040,468	500,000,000	43,483,253,575	742,971,652	68,087,167,755
Opening balance 2003	2,935,000,000	20,004,000,000	(70,661,413)	-	-	-	500,000,000	27,601,008,014	271,900,573	51,241,247,174
Net profit for the year	-	-	-	-	-	-	-	18,529,018,503	-	18,529,018,503
Dividend paid	-	-	-	-	-	-	-	(10,409,964,210)	(1,440)	(10,409,965,650)
Additional shares	3,524,890	165,275,161	-	-	-	-	-	-	-	168,800,051
Repurchased shares	-	-	(12,468,343)	-	-	-	-	-	-	(12,468,343)
Advanced receipt for share										
subscription	-	-	-	25,525,832	-	-	-	-	-	25,525,832
Profit attributable to minorities	-	-	-	-	-	-	-	-	84,046,113	84,046,113
Closing balance 2003	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	-	500,000,000	35,720,062,307	355,945,246	59,626,203,680

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

For the years ended 31 December 2004 and 2003

Company (Baht)

	Issued and paid up share capital (Note 19)	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Unappropriated retained earnings	Total
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	500,000,000	35,720,062,307	59,270,258,434
Net profit for the year	-	-	-	-	-	-	20,258,048,601	20,258,048,601
Dividend paid (Note 26)	-	-	-	-	-	-	(12,494,857,333)	(12,494,857,333)
Additional shares (Note 19)	6,663,184	301,249,951	-	(25,525,832)	-	-	-	282,387,303
Advanced receipt for share subscription (Note 19, 34)	-	-	-	11,051,130	-	-	-	11,051,130
Unrealised gain from dilution of investment	-	-	-	-	3,040,468	-	-	3,040,468
Ending balance 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	3,040,468	500,000,000	43,483,253,575	67,329,928,603
Opening balance 2003	2,935,000,000	20,004,000,000	(70,661,413)	-	-	500,000,000	27,601,008,014	50,969,346,601
Net profit for the year	-	-	-	-	-	-	18,529,018,503	18,529,018,503
Dividend paid	-	-	-	-	-	-	(10,409,964,210)	(10,409,964,210)
Additional shares	3,524,890	165,275,161	-	-	-	-	-	168,800,051
Repurchased shares	-	-	(12,468,343)	-	-	-	-	(12,468,343)
Advanced receipt for share subscription	-	-	-	25,525,832	-	-	-	25,525,832
Ending balance 2003	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	500,000,000	35,720,062,307	59,270,258,434

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

STATEMENTS OF **CASH FLOWS**

For the years ended 31 December 2004 and 2003

	Note	Consolidated		Company	
		2004 (Baht)	2003 (Baht)	2004 (Baht)	2003 (Baht)
Cash flows from operating activities	29	38,932,081,706	40,378,167,134	32,732,899,019	29,588,907,254
Cash flows from investing activities:					
Net changes in short-term investments		982,811	4,855,517	-	-
Net changes in advances to suppliers		352,609,754	1,120,971,263	351,964,815	1,121,616,203
Proceeds from disposals of property and equipment		17,291,310	12,866,873	5,357,050	4,660,164
Acquisition of subsidiary, net of cash acquired		(472,385)	-	(2,413,469)	-
Cash invested in long-term investments in a subsidiary	10	-	-	(177,449,580)	-
Purchases of property, plant and equipment		(4,406,145,887)	(6,044,651,803)	(4,336,127,385)	(6,003,071,369)
Purchases of assets under concession agreements		(9,071,156,905)	(11,459,715,904)	(8,375,424,166)	(9,720,052,399)
Proceed from repayment of short-term loan to a subsidiary		-	-	-	28,000,000
Dividend received from a subsidiary		-	-	117,599,971	5,759,998,560
Net cash payments for investing activities		(13,106,891,302)	(16,365,674,054)	(12,416,492,764)	(8,808,848,841)

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

STATEMENTS OF **CASH FLOWS** (continued)

For the years ended 31 December 2004 and 2003

		Consolidated		Company	
		2004 (Baht)	*2003 (Baht)*	*2004 (Baht)*	*2003 (Baht)*
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions		-	30,000,000	-	-
Repayments of short-term loans from financial institutions	16	(60,000,000)	-	-	-
Proceeds from short-term loans from a subsidiary		-	-	2,500,000,000	2,000,000,000
Repayments of loans from a subsidiary		-	-	(500,000,000)	(5,500,000,000)
Proceed from long-term borrowings		-	3,943,265,000	-	-
Repayments of long-term borrowings	16	(4,927,448,750)	(5,976,077,747)	(1,920,000,000)	(80,000,000)
Repayments of long-term debentures	16	(8,000,000,000)	(7,000,000,000)	(8,000,000,000)	(7,000,000,000)
Redemption of long-term debentures		-	(50,000,000)	-	(50,000,000)
Repayment of finance lease principal	16	(142,005,330)	(138,326,789)	(134,899,606)	(113,034,709)
Net proceeds from capital increase	19	6,128,421	3,524,890	6,128,421	3,524,890
Net proceeds from share premium	19	276,258,882	165,275,161	276,258,882	165,275,161
Repurchased shares	21	-	(12,468,343)	-	(12,468,343)
Advanced receipts for share subscription	34	11,051,130	25,525,832	11,051,130	25,525,832
Cash receipts from additional share in a subsidiary from minorities		322,550,420	-	-	-
Payments of dividend	26	(12,494,857,333)	(10,409,964,210)	(12,494,857,333)	(10,409,964,210)
Payments of dividend to minorities		(29)	(1,440)	-	-
Net cash payments from financing activities		(25,008,322,589)	(19,419,247,646)	(20,256,318,506)	(20,971,141,379)
Net increase(decrease) in cash and cash equivalents		816,867,815	4,593,245,434	60,037,749	(191,082,966)
Cash and cash equivalents at the beginning of the year		8,636,841,298	4,068,538,843	1,479,409,171	1,695,435,115
Unrealised loss on exchange rate of cash and cash equivalents		(4,378,641)	(24,942,979)	(4,378,641)	(24,942,978)
Cash and cash equivalents at the end of the year		9,449,330,472	8,636,841,298	1,535,118,279	1,479,409,171

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

For the years ended 31 December 2004 and 2003

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004	*2003*	*2004*	*2003*
	(Million Baht)	*(Million Baht)*	*(Million Baht)*	*(Million Baht)*
Cash and deposits at financial institutions	6,187.96	4,044.62	1,030.40	1,066.04
Short-term investments with maturities of three months or less	3,261.37	4,592.22	504.72	413.37
Total cash and cash equivalents	9,449.33	8,636.84	1,535.12	1,479.41

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004	*2003*	*2004*	*2003*
	(Million Baht)	*(Million Baht)*	*(Million Baht)*	*(Million Baht)*
Interest paid and income tax paid				
Interest paid	1,931.61	2,340.65	1,880.83	2,197.50
Income tax paid	8,880.15	7,713.81	7,804.30	6,630.80
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,084.62	2,204.78	2,015.57	1,998.90

The accompanying notes on pages 98 to 140 are an integral part of these consolidated and company financial statements.

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public company limited and is incorporated and resident in Thailand. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the "Group".

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Corporation Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.

4) The operation of PROVIDING CALL CENTER SERVICE

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2.2 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.10 for the accounting policy on goodwill. Related party transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 10.

2.3 Foreign currencies translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht. Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2 Accounting policies (continued)

2.4 Financial instruments

Financial instruments carried on the balance sheet include cash and deposits at financial institutions, short-term investments, trade receivables, related party receivables and payables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts, interest rate swap agreements, and interest rate cap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year end exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the statements of income.

Disclosures about financial instruments to which the Group is a party are provided in Note 28.

2.5 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An estimate is made for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.7 Other investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

2 Accounting policies (continued)

2.7 Other investments (continued)

Cost of investment includes transaction costs.Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity.The fair value of investments are based on quoted bid price by reference to the Stock Exchange ofThailand.When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital.

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.8 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business less costs of completion and selling expenses. A provision is made for obsolete, slow-moving or defective inventories when necessary.

2.9 Investments in subsidiaries

Investments in subsidiary undertakings are accounted for in the non-consolidated financial statements by the equity method of accounting. These are undertakings over which the Company has over 50% of the voting rights, and over which the Company exercises control. Provisions are recorded for impairment in value, if any.

Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' profit or loss for the year. The Company's interest in the subsidiary is carried in the balance sheet an amount that reflects its share of the net assets of the subsidiary and includes goodwill on the acquisition.

2 Accounting policies (continued)

2.10 Intangible assets

Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system . The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period.

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations, cost of computer software, expenditures relating to the improvement project of mobile phone service network and license fees from the joint venture agreement between the subsidiary and the concession grantor. The following amortisation methods are used:

- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Cost of computer software is amortised over a period of five years.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life, not exceeding 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2 Accounting policies (continued)

2.11 Property, plant and equipment

Property, plant and equipment are recorded at cost. Property, plant and equipment, except land which is considered to have an indefinite life, are stated in the balance sheet at historical cost less accumulated depreciation.

Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

	Years
Buildings and improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

Computer software which is an integral part of related computer hardware is included in tools and equipment.

The Group's policy is to review asset values annually and to adjust depreciation schedules to match estimated useful lives.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Estimated recoverable amount is the higher of the anticipated discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset less any costs of disposal.

Expenditure incurred for addition, renewal or betterment, which results in a substantial increase in an asset's current replacement value, is capitalised. Repair and maintenance costs are recognised as an expense when incurred.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating income.

2.12 Accounting for leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfered all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2 Accounting policies (continued)

2.13 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.14 Treasury stock

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2.15 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.16 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.17 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.18 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2 Accounting policies (continued)

2.19 Income tax

The Group calculates income tax according to the Revenue Code and records income tax on the accrual basis. The group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.20 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2004.

2.21 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by the Group's shareholders.

2.22 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desegregates business by service or product.

2.23 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.24 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3 Change in accounting estimate

Previously, Digital Phone Company Limited, a subsidiary, amortised the cost of mobile phone networks under concession agreement on a straight-line basis over a period of 10 years not exceeding the remaining concession period, within 15 September 2013.

During the quarter ended 31 March 2004, the subsidiary's management had a plan to replace a portion of the network with new network equipment, and, therefore, reviewed the economic useful life of such network with a net carrying value as at 31 December 2003 of Baht 1,570.61 million, and revised the remaining useful life of such equipment not to exceed 31 December 2005. This change in useful life increased the amortisation charge for the year ended 31 December 2004 by Baht 531.70 million.The subsidiary's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

4 Cash and cash equivalents

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Cash on hand	47.96	19.70	47.44	18.36
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	8,896.65	8,203.77	982.96	1,047.68
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	504.72	413.37	504.72	413.37
Cash and cash equivalents	9,449.33	8,636.84	1,535.12	1,479.41

The interest rates of deposits held at call with banks were between 0.25% and 2.30% per annum (2003: 0.25% - 1.19% per annum).

Other currency deposits mainly represent 12.94 million US Dollars deposits (2003: 10.34 million US Dollars) on a consolidated basis and 12.94 million US Dollars deposits (2003: 10.34 million US Dollars) on a company basis. The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

5 Short-term investments

Short-term investments mainly represent marketable securities and fixed deposits. At 31 December 2004, marketable securities represent investment in Shin Corporation's share of 4.39 million shares (2003: 4.39 million shares) at the closing price of Baht 39.75 per share (2003: Baht 38.75 per share). Fixed deposits bear interest at a rate of 0.75% per annum. (2003: 0.50% - 1.25% per annum)

Consolidated fixed deposits amounting to Baht 11.16 million (2003: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

6 Trade accounts receivable, net

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Trade accounts receivable:				
Third parties	4,052.35	3,989.24	2,303.94	2,199.93
Related parties (Note 30)	129.71	54.15	2,250.67	2,655.17
Accrued income	2,538.47	2,549.52	2,316.30	2,304.58
Gross trade accounts receivable	6,720.53	6,592.91	6,870.91	7,159.68
Less allowance for doubtful accounts of third parties	(959.53)	(1,134.07)	(829.33)	(978.60)
Trade accounts receivable, net	5,761.00	5,458.84	6,041.58	6,181.08

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Current - 3 months	6,142.77	6,236.99	4,267.45	4,240.38
Overdue 3 - 6 months	281.17	197.02	250.24	171.06
Overdue 6 - 12 months	124.25	70.36	66.92	65.70
Overdue over 12 months	42.63	34.39	35.63	27.37
Total	6,590.82	6,538.76	4,620.24	4,504.51
Less allowance for doubtful accounts of third parties	(959.53)	(1,134.07)	(829.33)	(978.60)
Trade accounts receivable - third parties, net	5,631.29	5,404.69	3,790.91	3,525.91

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

7 Inventories, net

	Consolidated	
	2004	2003
	Million Baht	*Million Baht*
Finished goods	1,090.36	1,038.69
Supplies and spare parts	7.21	13.44
Total inventories	1,097.57	1,052.13
Less allowance for obsolete inventories and diminution in value of inventories	(60.37)	(25.29)
Inventories, net	1,037.20	1,026.84

8 Forward and swap contracts receivable, net

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Contracts receivable	-	821.67	-	-
Contracts payable	-	(797.45)	-	-
	-	24.22	-	-
Less current portion of forward and swap contracts receivable	-	(16.15)	-	-
Long-term forward and swap contracts receivable, net	-	8.07	-	-

9 Other current assets

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Other receivables	466.74	222.35	460.00	222.28
Prepaid expenses	1,719.73	1,532.74	1,671.39	1,501.14
Others	195.27	55.17	133.92	12.42
Other current assets	2,381.74	1,810.26	2,265.31	1,735.84

10 Investments in subsidiaries, net

	Company	
	2004	2003
	Million Baht	*Million Baht*
Opening net book value	25,152.41	26,988.57
Share of net profit of investments - equity method	2,721.06	3,923.84
Acquisition of a subsidiary	2.41	-
Addition	177.45	-
Unrealised gain on dilution from investments	3.04	-
Dividend received from a subsidiary	(117.60)	(5,760.00)
Closing net book value	27,938.77	25,152.41

On 7 June 2004, the Company purchased ordinary shares in Data Line Thai Company Limited ("DLT") from AT Cyber Company Limited ("ATC") of 974,993 shares. Total shares purchased represent 65.00% ownership in DLT, at a price of Baht 2.41 million (Baht 2.48 per share). No goodwill arose on this purchase.

During the year ended 31 December 2004, the Company paid for additional 17.75 million shares in Advanced Datanetwork Communications Company Limited, a subsidiary, totaling Baht 177.50 million. The subsidiary registered the increase in its share capital of Baht 500 million with the Ministry of Commerce on 14 October 2004. The Company had 51.00% ownership in the subsidiary upon the completion of the transaction, reducing from 67.95%.

10 Investments in subsidiaries, net (continued)

Company - 31 December 2004 and 2003

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	invest-ment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain from dilution of investment (Million Baht)	
							31 December 2004	*31 December 2003*	*31 December 2004*	*31 December 2003*	*31 December 2004*	*31 December 2003*	*31 December 2004*	*31 December 2003*
Mobile from Advance Co., Ltd. (Formerly "Advanced Wireless Marketing Co., Ltd".)	Currently ceased operations.	Thailand	Shareholder	240	99.99	600.00	8,561.18	8,542.40	283.59	382.40	(117.60)	(5,760.00)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	958	51.00	597.82	(75.28)	(79.85)	525.58	340.52	-	-	3.04	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8.00	16.41	13.59	24.40	21.59	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272	99.99	810.96	(505.02)	(740.47)	305.94	70.49	-	-	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300.00	3,498.69	1,037.41	26,798.69	24,337.41	-	-	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15	65.00	2.41	(1.84)	-	0.57	-	-	-	-	-
	Investments in subsidiaries, net					25,319.19	11,494.14	8,773.08	27,938.77	25,152.41	(117.60)	(5,760.00)	3.04	-

11 Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2003									
Cost	5.20	470.59	416.16	17,850.13	1,311.72	25.89	174.18	271.68	20,525.55
Less accumulated depreciation	-	(74.24)	(200.98)	(7,122.47)	(922.49)	(10.24)	(74.96)	-	(8,405.38)
Net book value	5.20	396.35	215.18	10,727.66	389.23	15.65	99.22	271.68	12,120.17
For the year ended 31 December 2004									
Opening net book value	5.20	396.35	215.18	10,727.66	389.23	15.65	99.22	271.68	12,120.17
Additions	-	19.00	138.46	2,672.70	354.53	2.61	37.81	1,195.17	4,420.28
Transfers in/(out), net	-	-	6.93	36.57	-	-	-	(43.50)	-
Reclassification	-	(93.19)	-	93.19	-	-	-	-	-
Disposals, net	(3.41)	(0.72)	(16.77)	(2.36)	(4.01)	(5.11)	(0.78)	-	(33.16)
Write off, net	-	-	-	-	-	(0.92)	-	-	(0.92)
Depreciation charges	-	(39.62)	(83.83)	(4,482.86)	(243.41)	(5.72)	(32.87)	-	(4,888.31)
Closing net book value	1.79	281.82	259.97	9,044.90	496.34	6.51	103.38	1,423.35	11,618.06
At 31 December 2004									
Cost	1.79	371.47	503.42	20,662.91	1,630.19	13.83	209.30	1,423.35	24,816.26
Less accumulated depreciation	-	(89.65)	(243.45)	(11,618.01)	(1,133.85)	(7.32)	(105.92)	-	(13,198.20)
Net book value	1.79	281.82	259.97	9,044.90	496.34	6.51	103.38	1,423.35	11,618.06

Additions include Baht 7.33 million (2003: Baht 12.60 million) and disposals include Baht 1.62 million (2003: Baht 1.18 million) assets leased under finance leases (where the Group is the lessee).

11 Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2003							
Cost	365.85	413.00	17,761.87	842.18	166.84	271.68	19,821.42
Less accumulated depreciation	(67.65)	(199.53)	(7,063.60)	(563.17)	(69.81)	-	(7,963.76)
Net book value	298.20	213.47	10,698.27	279.01	97.03	271.68	11,857.66
For the year ended 31 December 2004							
Opening net book value	298.20	213.47	10,698.27	279.01	97.03	271.68	11,857.66
Additions	16.12	137.49	2,663.16	286.47	33.65	1,195.17	4,332.06
Transfers in/(out), net	-	6.93	36.57	-	-	(43.50)	-
Reclassification	(93.19)	-	93.19	-	-	-	-
Disposals, net	-	(16.77)	(2.36)	(2.90)	(0.78)	-	(22.81)
Depreciation charges	(33.04)	(83.19)	(4,471.45)	(186.93)	(31.57)	-	(4,806.18)
Closing net book value	188.09	257.93	9,017.38	375.65	98.33	1,423.35	11,360.73
At 31 December 2004							
Cost	264.58	499.28	20,565.11	1,096.17	198.08	1,423.35	24,046.57
Less accumulated depreciation	(76.49)	(241.35)	(11,547.73)	(720.52)	(99.75)	-	(12,685.84)
Net book value	188.09	257.93	9,017.38	375.65	98.33	1,423.35	11,360.73

Additions include Baht 6.29 million (2003: Baht 12.60 million) and disposals include Baht 1.62 million (2003: Baht 1.18 million) assets leased under finance leases (where the Company is the lessee).

11 Property, plant and equipment, net (continued)

As at 31 December 2004 and 2003, leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Cost - capitalised finance leases	530.05	524.33	460.46	455.79
Less accumulated depreciation	(279.18)	(179.43)	(218.05)	(127.25)
Net book value	250.87	344.90	242.41	328.54

Leased assets of Digital Phone Company Limited, a subsidiary, as at 31 December 2004 at a net book value of Baht 7.54 million (2003: Baht 16.36 million) are pledged for the subsidiary's finance lease liabilities of Baht 0.16 million (2003 : Baht 7.23 million) as mentioned in Note 16.

12 Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2003			
Cost	125,047.57	1,347.20	126,394.77
Less accumulated amortisation	(43,125.81)	(749.91)	(43,875.72)
allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book value	77,951.76	597.29	78,549.05
For the year ended 31 December 2004			
Opening net book value	77,951.76	597.29	78,549.05
Additions	8,787.33	157.05	8,944.38
Amortisation charges	(11,740.20)	(95.46)	(11,835.66)
Closing net book value	74,998.89	658.88	75,657.77
At 31 December 2004			
Cost	132,943.24	1,504.25	134,447.49
Less accumulated amortisation	(53,974.35)	(845.37)	(54,819.72)
allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book value	74,998.89	658.88	75,657.77

12 Assets under concession agreements, net (continued)

	Company
	Cost of mobile phone networks
	Million Baht
At 31 December 2003	
Cost	110,419.29
Less accumulated amortisation	(38,646.08)
allowance for assets impairment	(3,970.00)
Net book value	67,803.21
For the year ended 31 December 2004	
Opening net book value	67,803.21
Additions	8,402.45
Amortisation charge	(9,846.42)
Closing net book value	66,359.24
At 31 December 2004	
Cost	118,821.75
Less accumulated amortisation	(48,492.51)
allowance for assets impairment	(3,970.00)
Net book value	66,359.24

13 Goodwill, net

	Consolidated *Million Baht*
At 31 December 2003	
Cost	14,398.91
Less accumulated amortisation	(3,061.16)
Net book value	11,337.75
For the year ended 31 December 2004	
Opening net book value	11,337.75
Amortisation charge	(1,166.90)
Closing net book value	10,170.85
At 31 December 2004	
Cost	14,398.91
Less accumulated amortisation	(4,228.06)
Net book value	10,170.85

14 Other assets, net

	Consolidated (Million Baht)	
	Concession rights	Deferred charges and others
At 31 December 2003		
Cost	6,992.90	930.22
Less accumulated amortisation	(2,577.33)	(307.26)
Net book value	4,415.57	622.96
For the year ended 31 December 2004		
Opening net book value	4,415.57	622.96
Additions	-	160.64
Write-offs, net	-	(0.21)
Reclassification	-	(18.92)
Amortisation charges	(454.82)	(122.19)
Closing net book value	3,960.75	642.28
At 31 December 2004		
Cost	6,992.90	1,003.92
Less accumulated amortisation	(3,032.15)	(361.64)
Net book value	3,960.75	642.28

14 Other assets, net (continued)

	Company (Million Baht)		
	Deferred charges	Others	Total
At 31 December 2003			
Cost	446.46	199.38	645.84
Less accumulated amortisation	(156.29)	-	(156.29)
Net book value	290.17	199.38	489.55
For the year ended 31 December 2004			
Opening net book value	290.17	199.38	489.55
Additions	124.07	13.54	137.61
Write-off, net	(0.21)	-	(0.21)
Reclassification	-	(18.92)	(18.92)
Amortisation charges	(84.34)	-	(84.34)
Closing net book value	329.69	194.00	523.69
At 31 December 2004			
Cost	502.52	194.00	696.52
Less accumulated amortisation	(172.83)	-	(172.83)
Net book value	329.69	194.00	523.69

15 Trade accounts payable

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Trade accounts payable				
Third parties	4,732.01	5,670.60	3,553.80	4,175.33
Related parties (Note 30)	58.17	43.42	764.98	278.78
Total trade accounts payable	4,790.18	5,714.02	4,318.78	4,454.11

16 Borrowings

Current and non-current borrowings

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Current				
Short-term loans from financial institutions	-	60.00	-	-
Current portion of long-term borrowings	-	3,964.96	-	1,920.00
Current portion of long-term debentures, net	3,975.85	7,973.32	3,975.85	7,973.32
Current portion of finance lease liabilities	97.48	140.96	97.15	133.73
Total short-term borrowings	4,073.33	12,139.24	4,073.00	10,027.05
Non-current				
Long-term borrowings	-	997.47	-	-
Long-term debentures, net	25,422.13	29,391.46	25,422.13	29,391.46
Finance lease liabilities	26.00	117.25	25.22	117.25
Total long-term borrowings	25,448.13	30,506.18	25,447.35	29,508.71
Total borrowings	29,521.46	42,645.42	29,520.35	39,535.76

Movement of borrowings

The movements in the above borrowings can be analysed as follows:

	Consolidated	Company
	Million Baht	*Million Baht*
For the year ended 31 December 2004		
Opening net book value	42,645.42	39,535.76
Additions	7.33	6.29
Repayments and redemption	(13,164.49)	(10,054.90)
Amortisation of bond issuing cost	33.20	33.20
Closing net book value	29,521.46	29,520.35

16 Borrowings (continued)

Maturity of borrowings

Maturity of long-term borrowings, long-term debentures and finance lease liabilities (including current portion of long-term borrowings, debentures and finance lease liabilities) as at 31 December 2004 are as follows:

	Consolidated		Company	
	Borrowings	Finance lease	Borrowings	Finance lease
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
2005	3,975.85	97.47	3,975.85	97.15
2006	14,230.85	9.52	14,230.85	8.73
2007	6,494.55	5.40	6,494.55	5.40
2008	1,497.23	2.03	1,497.23	2.03
2009	3,199.50	9.06	3,199.50	9.06
	29,397.98	123.48	29,397.98	122.37

Interest rate

The interest rate exposure of the borrowings, before taking into account of interest rate swaps, of the Group and the Company was as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Total borrowings:				
- at fixed rates	25,031.08	37,360.60	25,029.97	35,048.38
- at floating rates	4,490.38	5,284.82	4,490.38	4,487.38
	29,521.46	42,645.42	29,520.35	39,535.76
Weighted average interest rates:				
- short-term loans from financial Institutions	-	2.24%	-	-
- long-term borrowings	-	3.15%	-	3.00%
- long-term debentures	4.94%	4.95%	4.94%	4.95%
- finance lease liabilities	6.03%	5.50%	6.07%	5.47%

Long-term borrowings

As at 31 December 2004, the Company had no long-term loan from banks denominated in Thai Baht (2003 : Baht 1,920.00 million). The loan as at 31 December 2003 was fully repaid during the year ended 31 December 2004.

Digital Phone Company Limited, a subsidiary, repaid all syndicate loans during the year.

16 Borrowings (continued)

Long-term debentures, net

As at 31 December 2004, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows.

Issue date	No. of units (Million units)	Amount (Million Baht)	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2004 *Million Baht*	2003 *Million Baht*
23/03/2001	12.0	12,000	5.30	Semi-annual	8 equal installments commencing in the eighteenth month after the issuing date until 20 March 2006	4,500.00	7,500.00
28/11/2001	5.0	5,000	4.70	Semi-annual	Entirely redeemed on 28 November 2004	-	5,000.00
28/11/2001	10.0	10,000	5.85	Quarterly	Entirely redeemed on 28 November 2006	10,000.00	10,000.00
21/03/2002	2.5	2,500	6.25	Semi-annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.5	4,500	Average highest 6 months of fixed deposit plus margin 2.10%	Semi-annual	6 equal installments commencing in the fifty - four month after the issuing date until 21 March 2009	4,500.00	4,500.00
21/03/2002	3.0	3,000	5.25	Quarterly	Entirely redeemed on 21 March 2007	3,000.00	3,000.00
21/10/2002	5.0	5,000	3.65	Semi-annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	5,000.00	5,000.00
					Total debentures	29,450.00	37,450.00
					Less bond issuing cost balance at 31 December	(52.02)	(85.22)
					Total debentures, net	29,397.98	37,364.78

* On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

16 Borrowings (continued)

Financial lease liabilities

As at 31 December 2004, the subsidiary's finance lease liabilities of Baht 0.16 million (2003: Baht 7.23 million) are collateralized by the underlying leased assets as mentioned in Note 11.

Finance lease liabilities - minimum lease payments:

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Not later than 1 year	97.47	140.96	97.15	133.73
Later than 1 year but not later than 5 years	26.00	117.25	25.22	117.25
Total	123.47	258.21	122.37	250.98

17 Other current liabilities

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Income tax payable	4,413.90	3,438.78	3,194.95	3,019.56
Unearned income	4,668.89	4,019.93	5,163.66	4,239.71
Accrued bonus	433.34	345.20	387.13	292.07
Accrued interest expense	249.84	325.77	249.84	308.67
Value added tax payable, net	286.47	287.41	219.94	212.74
Other payables	399.51	415.10	319.21	339.45
Other current liabilities	761.26	680.07	502.23	476.82
Total other current liabilities	11,213.21	9,512.26	10,036.96	8,889.02

18 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC"). Under the assignment agreement, DPC has outstanding amounts due to TAC in respect of its acquisition of concession right. Under the term of the agreement, TAC is entitled to terminate the concession right in the event of non -payment. As set out in the financial statements for the year ended 31 December 2003, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totaling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,621 million. DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material effect on the financial statements.

19 Share capital and premium

Movement of share capital and premium for the years ended 31 December 2004 and 2003 :

	Number of shares	Ordinary shares	Share premium	Total
	Million shares	*Million Baht*	*Million Baht*	*Million Baht*
As at 1 January 2003	2,935.00	2,935.00	20,004.00	22,939.00
Issue of shares	3.52	3.52	165.28	168.80
As at 31 December 2003	2,938.52	2,938.52	20,169.28	23,107.80
Issue of shares	6.67	6.67	301.24	307.91
As at 31 December 2004	2,945.19	2,945.19	20,470.52	23,415.71

During the year ended 31 December 2004, the Company registered the increase in share capital with the Ministry of Commerce for 6.67 million ordinary shares from the exercise of 6.59 million warrants, 0.53 million warrants of which were exercised during the year ended 31 December 2003. The capital increase results in an increase in paid-up share capital and share premium of Baht 6.67 million and Baht 301.24 million, respectively.

As at 31 December 2004 the total authorised number of ordinary shares is 2,945.19 million shares (2003: 2,938.52 million shares) with a par value of Baht 1 per share (2003: Baht 1 per share). All issued shares are fully paid.

19 Share capital and premium (continued)

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors *Million units*	Employees *Million units*	Total *Million units*
For the year ended 31 December 2004			
Beginning balance	1.59	16.83	18.42
Granted	0.91	8.09	9.00
Exercised	(0.66)	(5.65)	(6.31)
Closing balance	1.84	19.27	21.11

<u>Issuance of warrant grant III</u>

At the Annual General Meeting of the Company's shareholders held on 23 April 2004, the shareholders passed a resolution to approve the additional issuance of warrants of 9.00 million units at Baht nil per unit, or equivalent to 0.31% of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price.The exercise price is Baht 91.79 per unit, which is the weighted average closing price for 30 days prior to 23 April 2004. 0.91 million units and 8.09 million units were approved to be given to the Company's directors and employees/advisors, respectively.

<u>First adjustment to exercise price and exercise ratio of warrant grant I and grant II</u>

At the Board of Directors' meeting held on 7 August 2003, the Board passed a resolution to approve the adjustments of exercise prices of warrants grant I and grant II from Baht 48.00 per unit to Baht 47.73 per unit and from Baht 43.38 per unit to Baht 43.14 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1 to 1:1.00559 for both grant I and grant II.The new exercise price and exercise ratio were effective on 20 August 2003 onwards.

<u>Second adjustment to exercise price and exercise ratio of warrant grant I and grant II</u>

At the Board of Directors' meeting held on 19 February 2004, the Board passed a resolution to approve the second adjustment of the exercise price of warrants grant I and grant II from Baht 47.73 per unit to Baht 47.40 per unit and from Baht 43.14 per unit to Baht 42.84 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.00559 to 1:1.01261 for both grant I and grant II. The new exercise price and exercise ratio were effective from 31 March 2004 onwards.

<u>Third adjustment to exercise price and exercise ratio of warrant grant I, grant II, and grant III</u>

At the Board of Directors' meeting held on 13 August 2004, the Board passed a resolution to approve the third adjustment of the exercise price of warrants grant I, grant II, and grant III from Baht 47.40 per unit to Baht 47.15 per unit, from Baht 42.84 per unit to Baht 42.63 per unit and from Baht 91.79 per unit to Baht 91.35 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.01261 to 1:1.01751 for grant I and grant II and from 1:1 to 1:1.00484 for grant III. The new exercise price and exercise ratio were effective from 25 August 2004 onwards

19 Share capital and premium (continued)

Grant date	27/03/2002 *(Grant I)*	30/05/2003 *(Grant II)*	31/05/2004 *(Grant III)*
Warrant (Million unit)	14.00	8.47	9.00
Exercise price per unit	48.00	43.38	91.79
Exercise ratio	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio			
(effective from 20 August 2003 onwards)			
- Price	47.73	43.14	-
- Ratio	1:1.00559	1:1.00559	-
Second adjustment to exercise price per unit and ratio			
(effective from 31 March 2004 onwards)			
- Price	47.40	42.84	-
- Ratio	1:1.01261	1:1.01261	-
Third adjustment to exercise price per unit and ratio			
(effective from 25 August 2004 onwards)			
- Price	47.15	42.63	91.35
- Ratio	1:1.01751	1:1.01751	1:1.00484

<u>Exercised warrants</u>

During the year ended 31 December 2004, 0.66 million units and 5.65 million units were exercised by the Company's directors and employees, respectively.The exercises of 6.06 million warrants during the year, and of 0.53 million warrants which were exercised during the year ended 31 December 2003, increased paid-up share capital and premium on share capital by Baht 6.67 million and Baht 301.24 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.25 million units or 0.25 million ordinary shares on 6 January 2005.The Company received advanced payment from shareholders for the 0.25 million shares in the amount of Baht 11.05 million in the year ended 31 December 2004 (Notes 34).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reached 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Treasury stock

As at 31 December 2004, the Company had treasury stock of 2.54 million shares at an average price of Baht 32.73 per share or in a total of Baht 83.13 million.

22 Other operating income

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Interest income	155.79	91.09	71.39	56.33
Amortisation of forward contracts discount	1.36	27.74	0.62	2.34
Bad debt recovery	187.78	331.26	157.72	273.92
Marketing support	2.48	15.94	-	-
Unrealised gain on change in value of investment	-	125.77	-	-
Management fee	-	-	112.07	78.40
Others	218.50	191.95	167.44	35.66
Total other operating income	565.91	783.75	509.24	446.65

23 Directors' remuneration

During the year ended 31 December 2004 the remuneration of the directors amounted to Baht 4.80 million (2003: Baht 3.73 million), not exceeding the amount approved by the annual general meetings of the shareholders of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

24 Operating profit

The following expenditures, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Depreciation on property, plant and equipment (Note 11)	4,888.31	3,741.24	4,806.18	3,632.38
Amortisation of intangible assets:				
- Assets under concession agreements (Note 12)	11,835.66	10,506.93	9,846.42	8,908.84
- Positive goodwill (Note 13)	1,166.90	1,166.90	-	-
- Deferred charges (Note 14)	122.19	63.34	84.34	37.00
- Concession right (Note 14)	454.82	454.82	-	-
Loss on obsolete spare parts for mobile phone network maintenance	170.34	545.01	173.34	413.85
Loss on write-off of assets under concession agreements	-	891.66	-	-
Loss on write-off deferred charges (Note14)	0.21	165.43	0.21	165.43
Doubtful accounts and bad debts	760.04	2,271.88	685.70	1,858.95
Staff costs	2,626.26	2,149.31	1,978.77	1,606.71
Weighted average number of staff (Persons)	4,930	4,760	3,596	3,354

25 Earnings per share

	Consolidated		Company	
	2004	2003	2004	2003
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	20,258.05	18,529.02	20,258.05	18,529.02
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,940	2,934	2,940	2,934
Basic earnings per share (Baht)	6.89	6.32	6.89	6.32
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	7	2	7	2
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,947	2,936	2,947	2,936
Diluted earnings per share (Baht)	6.88	6.31	6.88	6.31

26 Dividend paid

At the Annual General Shareholders' meeting on 23 April 2004, it was approved to declare a dividend for 2,938.25 million shares of Baht 2.10 each, totaling Baht 6,170.32 million. Dividends of Baht 6,170.23 million were paid to the shareholders on 20 May 2004.The remaining amount of Baht 0.09 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount. The dividend was determined base on 2003 operation.

At the Board of Directors meeting held on 13 August 2004, it was approved to declare an interim dividend for 2,941.75 million shares of Baht 2.15 each, totaling Baht 6,324.76 million. Dividends of Baht 6,324.63 million were paid to the shareholders on 9 September 2004.The remaining amount of Baht 0.13 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.The dividend was determined base on the operation of six months ended 30 June 2004.

27 Provident fund

The Group has established a contributory registered provident fund in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and subsequently amended the provident fund's name on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries, to be matched by the Group. The Group appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

28 Financial instruments

The principal financial risks faced by the Group are interest rate risk and currency exchange risk.The Group borrows at both fixed and floating rates of interest to finance its operations. Purchases are mainly made in foreign currencies.

The Group, in terms of the approved policy limit of Shin Corporation Public Company Limited, enters into various types of foreign exchange contracts to hedge transaction risk both for short-term and long-term currency exposures. Short-term foreign currency exposures relate to trade imports, short-term foreign borrowings and interest flows on long-term borrowings. Long-term foreign currency exposure relates to long-term foreign borrowings.The currency exchange risks of the Group occurs in various currency combinations, but mostly in United States Dollars and Japanese Yen because the Group involves in transactions in different countries.

The Group's hedging policy is to hedge currency risk, mostly based on the net exposure and the structure of its revenues.The Group focuses more on hedging when the revenues are received in local currency whereas it will do less when the revenues are received in foreign currency as such income can reduce risks from the foreign currency obligations. The management regularly analyses interest rate and currency exposures and re-evaluates forex management strategies. Trading for speculative purposes is prohibited.

Objectives and significant terms and conditions

To manage the risks arising from fluctuations in currency exchange and interest rates, the Group makes use of the following derivative financial instruments:

Interest rate swaps

The Company has entered into interest rate swap contracts to alter the interest rate for long-term debenture that entitle it to obtain interest at fixed rates on the notional principal amount of long-term debenture and under which it is obliged to pay interest at floating rates plus margins on the same amounts.The floating rates are calculated by reference to the average of interest rates on 3-month on the THBFIX page of Reuters.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts at 31 December 2004 and 2003 were:

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Later than 1 year and not later than 5 years	-	2,000.00	-	2,000.00
-	-	2,000.00	-	2,000.00

To better manage interest rate risk, the Company terminated all interest rate swap contracts in January 2004 for the notional principal amounts of Baht 2,000.00 million. On termination, the Company realised a net gain of Baht 45.00 million in January 2004.

28 Financial instruments (continued)

Credit risk

The management are of the opinion that the Company and the Group have no significant concentration of credit risk. Cash and cash equivalents and short-term investments are placed with substantial financial institutions.

Fair values

The carrying amounts of cash and cash equivalents, short-term investment, receivables, related party receivables and payables, accounts payable and short-term borrowings approximate their fair value due to the short maturities of these instruments.

Fair values of traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

The carrying amounts and fair values of long-term debentures are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures (Note 16)	29,450.00	30,438.49	29,450.00	30,438.49

The fair values of the remaining long-term borrowings (excluding obligations under finance leases and long-term debentures) approximate their carrying amounts as at 31 December 2004.

29 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2004 and 2003 :

	Notes	Consolidated		Company	
		2004	2003	2004	2003
		Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Cash flows from operating activities:					
Net profit		20,258.05	18,529.02	20,258.05	18,529.02
Adjusted by:					
Depreciation	11	4,888.31	3,741.24	4,806.18	3,632.38
Amortisation of assets under concession agreements	12	11,835.66	10,506.93	9,846.42	8,908.84
Amortisation of concession right	14	454.82	454.82	-	-
Loss on write-off assets under concession agreements		-	891.66	-	-
Amortisation of deferred charges	14	122.19	63.34	84.34	37.00
Doubtful accounts and bad debts		760.04	2,271.88	685.70	1,858.95
Loss on obsolete inventories and diminution in value of finished goods		46.29	28.02	-	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		170.34	545.01	173.34	413.86
Amortisation of forward and swap premiums		4.24	3.83	4.24	3.83
Loss/(gain) on disposals of property, plant and equipment		13.98	(2.40)	15.74	(0.16)
Loss on write-off deferred charges	14	0.21	165.43	0.21	165.43
Gain on write-off deposits from customers		(69.54)	-	(69.54)	-
Loss on write-off property, plant and equipment		2.81	15.98	1.70	0.69
Unrealised loss/(gain)on changes in value of Investment		9.88	(125.77)	-	-
Unrealised (gain)/loss on foreign exchange rate		(14.21)	19.35	(13.77)	7.02
Realised gain on foreign exchange rate for loans	16	(35.08)	(12.12)	-	-
Realised unearned income		(4.04)	-	-	-
Amortisation of goodwill	13	1,166.90	1,166.90	-	-
Amortisation of bonc issuing cost	16	33.20	37.52	33.20	37.52
Share of net profit in subsidiaries	10	-	-	(2,721.06)	(3,923.84)
Share of net profit from subsidiaries to minority interests		65.79	84.04	-	-
Net profit before changes in operating assets and liabilities		39,709.84	38,384.68	33,104.75	29,670.54

29 Cash flows from operating activities (continued)

	Consolidated		Company	
	2004 *Million Baht*	2003 *Million Baht*	2004 *Million Baht*	2003 *Million Baht*
Net profit before changes in operating assets and liabilities	39,709.84	38,384.68	33,104.75	29,670.54
Changes in operating assets and liabilities				
- Trade accounts receivable	(1,088.31)	(486.21)	(572.41)	(253.68)
- Amounts due from related parties	0.91	3.08	5.65	90.00
- Forward and swap contracts receivable	24.22	(23.22)	-	0.42
- Inventories	(56.65)	906.35	-	-
- Spare part inventories for mobile network maintenance	(62.43)	(137.04)	(61.29)	(139.30)
- Other current assets	(574.33)	938.00	(534.33)	185.10
- Other assets	(161.00)	(66.08)	(137.61)	(63.92)
- Trade accounts payable	(740.06)	(694.67)	(88.72)	(864.60)
- Amounts due to related parties	(177.91)	158.69	(153.42)	103.10
- Concession right payable, accrued concession fee and excise tax	207.91	(337.46)	(47.82)	(771.55)
- Deposits from customers	(7.61)	(31.86)	(8.02)	(22.23)
- Other current liabilities	1,777.50	1,733.91	1,226.12	1,655.03
- Unearned income	80.00	30.00	-	-
Cash flows from operating activities	38,932.08	40,378.17	32,732.90	29,588.91

30 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.90% (2003 : 43.06%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.28% (2003: 19.35%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

During the year the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury management fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rates are not available.

30 Related party transactions (continued)

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2004 *Million Baht*	2003 *Million Baht*	2004 *Million Baht*	2003 *Million Baht*
Service income				
Subsidiaries	-	-	342.94	390.87
Shin Corporation and its related parties	98.50	96.85	27.36	27.56
Related party of SingTel Strategic Investments Pte Ltd.	377.44	155.79	377.44	155.79
Total service income	475.94	252.64	747.74	574.22
Sales of prepaid cards				
Subsidiary	-	-	47,997.66	37,801.33
Interest income				
Subsidiary	-	-	-	0.11
Other income				
Subsidiary	-	-	112.07	78.40
Shin Corporation and its related parties	1.37	3.86	0.76	3.86
Related party of SingTel Strategic Investments Pte Ltd.	1.79	-	1.79	-
Total other income	3.16	3.86	114.62	82.26

30 Related party transactions (continued)

b) Purchases of services

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Rental and other service expenses				
Subsidiaries	-	-	3,655.00	3,171.75
Shin Corporation and its related parties	898.11	799.23	830.48	761.58
Related parties of SingTel Strategic Investments Pte Ltd.	172.79	28.16	172.79	28.16
Total rental and other service expenses	1,070.90	827.39	4,658.27	3,961.49
Advertising expense - net*				
Shin Corporation and its related parties				
(Advertising expense - gross**				
- Consolidated 2004 : 2,324.98 Million Baht	772.31	685.32	725.98	658.09
2003 : 2,029.66 Million Baht				
- Company 2004 : 2,152.23 Million Baht				
2003 : 1,913.73 Million Baht)				
Total advertising expenses	772.31	685.32	725.98	658.09

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

**Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

Promotion expense				
Subsidiaries	-	-	79.61	54.69

30 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Consulting and management fees				
Shin Corporation and its related parties	224.12	293.11	220.54	256.81
Interest expense				
Subsidiary	-	-	8.33	34.91
Major shareholder of Shin Corporation	0.53	0.54	0.53	0.54
Directors of related parties	2.16	1.76	2.16	1.76
Total interest expense	2.69	2.30	11.02	37.21

c) Dividend paid

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Dividend paid				
Shin Corporation and its related parties	5,370.78	4,486.18	5,370.78	4,486.18
Related party of SingTel Strategic Investment Pte Ltd.	2,414.00	2,016.40	2,414.00	2,016.40
Total dividend paid	7,784.78	6,502.58	7,784.78	6,502.58

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Subsidiaries	-	-	-	28.44
Related parties of Shin Corporation	1.13	147.63	1.13	147.63
	1.13	147.63	1.13	176.07

30 Related party transactions (continued)

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2004 *Million Baht*	2003 *Million Baht*	2004 *Million Baht*	2003 *Million Baht*
Short-term investments				
Shin Corporation (Note 5)	174.50	170.11	-	-
Trade accounts receivable				
Subsidiaries	-	-	2,132.74	2,608.31
Shin Corporation and its related parties	16.61	10.05	4.83	2.76
Related party of SingTel				
Strategic Investments Pte Ltd.	113.10	44.10	113.10	44.10
Total trade accounts receivable	129.71	54.15	2,250.67	2,655.17
Amounts due from related parties				
Subsidiaries	-	-	25.79	31.43
Shin Corporation and its related parties	0.44	1.36	(0.18)	(0.17)
Total amounts due from related parties	0.44	1.36	25.61	31.26
Trade accounts payable				
Subsidiaries	-	-	710.60	238.03
Shin Corporation and its related parties	33.03	36.15	29.24	33.48
Related party of SingTel				
Strategic Investments Pte Ltd.	25.14	7.27	25.14	7.27
Total trade accounts payable	58.17	43.42	764.98	278.78
Amounts due to related parties				
Subsidiaries	-	-	99.45	69.10
Shin Corporation and its related parties	413.34	587.22	396.26	576.00
Related party of SingTel				
Strategic Investments Pte Ltd.	5.78	9.81	5.78	9.81
Total amounts due to related parties	419.12	597.03	501.49	654.91
Short-term loans from related parties				
Subsidiary	-	-	2,500.00	500.00

As at 31 December 2004, short-term loan from a subsidiary represents a promissory note, bearing interest at the rate of 3.25% per annum (2003: 3.25% per annum). Repayment term is at call (2003: paid during the quarter ended 31 March 2004).

30 Related party transactions (continued)

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	*Million Baht*	*Million Baht*	*Million Baht*
Long-term debentures				
Major shareholder of Shin Corporation	10.00	10.00	10.00	10.00
Directors of the Company and its related parties	37.00	32.00	37.00	32.00
Total long-term debentures	47.00	42.00	47.00	42.00

f) Commitments with related parties

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 11 years with options to renew. At 31 December 2004, the Group is committed to pay for rental and related services in respect of agreements as follows:

		Consolidated	Company
		Million Baht	*Million Baht*
Payment due	- within 1 year	629.85	615.20
	- within 2 to 5 years	533.28	525.04
	- over 5 years	306.80	306.80

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.60 million per month (2003: Baht 5.64 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16.71 million per month, and plus the rate per event as prescribed in the agreements (2003 : Baht 15.76 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.72 million per month (2003 : Baht 1.51 million per month).

g) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

30 Related party transactions (continued)

g) Shin Corporation's warrants (continued)

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	17.70	1:1.00540
30/05/2003 (Grant II)	15.59	13.67	1:1	13.60	1:1.00540
31/05/2004 (Grant III)	8.82	36.41	1:1	36.21	1:1.00540

Movement in the number of SHIN's warrants are as follows:

	Million units
For the year ended 31 December 2004	
Opening balance	29.27
Granted	8.82
Exercised	(7.11)
Closing balance	30.98

During the year ended 31 December 2004, the Company's directors exercised 7.11 million units of warrants to acquire 7.11 million ordinary shares of SHIN.

h) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

30 Related party transactions (continued)

h) Special reward program (continued)

Movement in the number of rights to receive special reward is as follows:

	Million units
For the year ended 31 December 2004	
Beginning balance	3.89
Granted	0.81
Exercised	(1.67)
Closing balance	3.03

1.67 million units were exercised during the year ended 31 December 2004.The subsidiary paid for the exercised rights in the total amount of Baht 0.23 million.

31 Commitments with third parties

Capital expenditure commitment

As at 31 December 2004, the Group and the Company have commitments in respect of the construction and installation of mobile phone networks, which have not been completed, purchases of property and equipment, and service agreements for maintenance as follows:

	Consolidated *Million*	Company *Million*
Assets under concession agreements		
Thai Baht	4,096.15	3,984.17
US Dollars	100.77	98.86
Japanese Yen	1,828.95	1,828.95
Euro	5.77	5.72
Pound Sterling	0.28	0.28
Property and equipment		
Thai Baht	116.15	116.15
US Dollars	23.22	23.22
Service maintenance agreements		
Thai Baht	1,007.03	1,007.03
US Dollars	8.34	8.34
Japanese Yen	0.18	0.18
Euro	0.01	0.01
Pound Sterling	116.83	116.83

31 Commitments with third parties (continued)

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 27.12 million (2003 : Baht 89.41 million) on a consolidated basis and Baht Nil million (2003 : Baht Nil) on a company basis.

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 5 years with options to renew. As at 31 December 2004 the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated *Million Baht*	Company *Million Baht*
Payment due	- within 1 year	589.97	505.08
	- within 2 to 5 years	637.46	565.63
	- over 5 years	0.65	0.65

32 Contingencies

As at 31 December 2004, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,484.44 million (2003: Baht 1,365.72 million) on a consolidated basis and Baht 1,129.84 million (2003 : Baht 1,056.82 million) on a company basis.

In 2002, the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd.") the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which were outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million);

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement;

- within three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

To date no claims have been received from the purchaser under the terms of this indemnity.

33 Financial information by segment

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, and call center service
2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
3) the operations of data network and internet provider

Financial information by business segment for the years ended 31 December 2004 and 2003 are shown as follows:

	Consolidated			
	2004			
	Mobile phone and call center services *Million Baht*	Mobile phone sales *Million Baht*	Datanet service *Million Baht*	Group *Million Baht*
Revenue from services and equipment rentals	83,825.57	91.95	477.42	84,394.94
Sales	-	12,032.32	10.23	12,042.55
Other operating income	383.21	26.78	0.13	410.12
Total revenues	84,208.78	12,151.05	487.78	96,847.61
Operating expenses				
Cost of sales and services and equipment rentals	(42,076.04)	(10,644.76)	(274.50)	(52,995.30)
Selling and administrative expenses	(10,538.48)	(355.47)	(138.06)	(11,032.01)
Operating profit	31,594.26	1,150.82	75.22	32,820.30
Finance cost				
Net gain on exchange				77.87
Interest income				155.79
Interest expenses				(2,128.64)
Income before tax				30,925.32
Income tax				(10,601.48)
Profit before minority interests				20,323.84
Share of net gain in subsidiaries to minority interests				65.79
Net profit				20,258.05
Consolidated total assets	119,774.38	-	1,393.22	121,167.60
Consolidated total liabilities	52,779.45	-	300.98	53,080.43
Depreciation charge	4,874.96	-	13.35	4,888.31
Amortisation charge	13,509.28	-	107.74	13,617.02

33 Financial information by segment (continued)

	Consolidated			
	2003			
	Mobile phone and call center services *Million Baht*	Mobile phone sales *Million Baht*	Datanet service *Million Baht*	Group *Million Baht*
Revenue from services and equipment rentals	73,383.42	127.01	391.51	73,901.94
Sales	-	15,735.14	6.61	15,741.75
Other operating income	686.67	5.82	0.17	692.66
Total revenues	74,070.09	15,867.97	398.29	90,336.35
Operating expenses				
Cost of sales and services and equipment rentals	(36,719.90)	(12,471.36)	(227.30)	(49,418.56)
Selling and administrative expenses	(10,852.63)	(471.25)	(108.66)	(11,432.54)
Impairment loss on asset	(891.66)	-	-	(891.66)
Operating profit	25,605.90	2,925.36	62.33	28,593.59
Finance cost				
Net gain on exchange				36.00
Interest income				91.09
Interest expenses				(2,579.07)
Income before tax				26,141.61
Income tax				(7,528.56)
Profit before minority interests				18,613.05
Share of net gain in subsidiaries to minority interests				84.04
Net profit				18,529.01
Consolidated total assets	124,127.56	-	821.62	124,949.18
Consolidated total liabilities	65,052.59	-	270.38	65,322.97
Depreciation charge	3,732.31	-	8.93	3,741.24
Amortisation charge	12,138.28	-	95.07	12,233.35

34 Subsequent event

Warrants granted to directors and employees - exercised

As mentioned in Note 19, during the year ended 31 December, the Company's warrants of 0.06 million units and 0.19 million units were exercised at Baht 47.15 each and Baht 42.63 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 6 January 2005.

In January 2005, a total of 0.38 million units, being 0.06 million units and 0.32 million units of the Company's warrants were exercised at Baht 47.15 each and Baht 42.63 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 February 2005.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,945.19 million to Baht 2,945.82 million, and from Baht 20,470.52 million to Baht 20,497.50 million, respectively.

Proposed the allocation of warrants granted to directors and employees (Grant IV)

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution proposing additional issuance of warrants of 9.79 million units at Baht nil per unit, or equivalent to 0.33% of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is the weighted average closing price for 30 days prior to the shareholders meeting on 30 March 2005. 1.39 million units and 8.40 million units were proposed to be given to the Company's directors and employees, respectively. However, this proposed warrants must be approved by the shareholders at their meeting.

Proposed dividend payment of the Company

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution proposing to the annual general meeting of shareholders the payment of dividends for the year 2004, at the rate of Baht 4.75 per share, Baht 2.15 each of which was paid as an interim dividend on 9 September 2004. However, the proposed dividends must be approved by the shareholders at their meeting.

Directors' Shareholding in the Company and its Subsidiaries of the Year 2004

Name	Position	Advanced Info Service Plc. Ordinary Shares		Advanced Info Service Plc. Debentures [1]		Mobile From Advanced Co., Ltd. [2]		Advanced Data Network Communications Co., Ltd.		Data Network Solutions Co., Ltd.		Digital Phone Co., Ltd.		Advanced Contact Center Co., Ltd.	
		31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03
Mr. Paiboon Limpaphayom (Ph.D)	Chairman of the Board of Directors	-	-	5,000	5,000	-	-	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	-	-	-	-	I	I	-	-	I	I	-	-	I	I
Mr. Somprasong Boonyahcai	Director	73,924	-	-	-	-	-	-	-	I	I	-	-	-	-
Mrs. Siripen Sitasuwan	Director	-	-	5,000	5,000	I	I	-	-	I	I	-	-	I	I
Mr. Lim Chuan Poh	Director	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Chow, Wing Keung Lucas	Director	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mrs. Tasanee Manorot	Director	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Suphadej Poonpipat	Chairman of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Arun Churdboonchart	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Boonchoo Direksathapon	Member of the Audit Committee	-	-	2,000	2,000	-	-	-	-	-	-	-	-	-	-

As of 31 December 2004

Including held by spouse and minor children

1) Amount of Units

2) None Debentures

SARNRAK

"SARNRAK" Family Support Projects

Advanced Info Service Public Company Limited (AIS) is deeply aware of the importance of the family in society and that a strong family nurtures quality individuals. Society becomes stronger through loving and caring families having close relationships with each other. To promote family values, the "SARNRAK" project was launched in 1999, supporting the following activities:

1. AIS Family Seminar

An academic seminar held on the subject of the importance of the family. The seminar is organised to provide knowledge on how to create happy family life, including the development of communication skills among family members, and how to build EQ (Emotional Quotient) in order to increase the quality of family life. AIS also publish pamphlets to enhance understanding of the importance of good family life.

AIS, principally hosts seminars on various family related days including Family Day (April), Mother's Day (August) and Father's Day (December) in both Bangkok and regional areas.

2. AIS Smiling on Children's Day'

AIS organised a variety of entertainment and educational activities at every AIS branch nationwide on this special day for children. Children had the chance to enjoy games, and do activities with their family. At the same time, they were able to learn more about today's wireless communication technology, including its history and the evolution of the mobile phone. Its aim was to ensure that Thai children are up-to-date with current technology and able to use it appropriately.

3. SARNRAK Kon Keng Hua Jai Krang (Strong Heart Great Man)

AIS produces a weekly television documentary that profiles exemplary Thai children, called "Kon - Keng - Hua - Jai - Krang", with the concept that "a strong family does not necessary come from a perfect family but from a resolute mind". The documentary concerns children dedicated to fighting for their families and who are determined to work to support their families whilst at the same time make an effort to excel in their education. The program is broadcast on the ITV television channel every Sunday between 11.45 am and 12.00 pm.

On a similar educational theme, AIS also awards educational scholarships for Bachelor Degree level education to children and also provides financial support to their families. To date, AIS has presented over 200 scholarships to children throughout Thailand.

4. AIS Family Rally for Sai Jai Thai with a trophy presented by Her Royal Highness Princess Maha Chakri Sirindhorn

This annual activity allows family members to participate together in a car rally and is designed to promote family togetherness.

The AIS Family Rally for Sai Jai Thai has been organised for twelve consecutive years and last year was held from 4-6 December on a route from Bangkok to Chiang Mai. Funds raised from sales of playing cards during the event were presented to the Krue Darunee Foundation in Chiang Mai to support financial aid and scholarships for HIV infected orphans.

5. AIS Family Walk Rally for the Anandhamahidol Foundation with a trophy presented by Her Royal Highness Princess Maha Chakri Sirindhorn

The AIS Family Walk Rally is organised to promote closer family relationships through physical exercise. During the rally, participants are subjected to various obstacles, requiring families to think about and solve problems. This activity is designed to create unity and understanding among family members, as well as create awareness amongst participants of the need to help others.

The AIS Family Walk Rally has been organised for five consecutive years and in 2004 was held in Hua Hin from 15-16 May at the Sofitel Central Hua Hin Beach Resort, Prachuab Kirikhan with the theme "Huggy Beach".

Social Contribution Projects

1. Charity Projects

Fully appreciating the unique quality of Thai culture, charity projects are seen as part of the Company's responsibility towards Thai society to ensure the well-being and improvement of the quality of life of Thai people.

1.1 A charity concert is organised every year to help promote Thai music with the aim of preserving Thailand's unique art and culture for future generations. In addition to coordinating this entertainment program, funds raised during the concert are presented to His Majesty the King for charitable purposes.

A "Tipyasankheet" concert was organised in 2004 to celebrate the 48th Birthday Anniversary of Her Royal Highness Princess Maha Chakri Sirindhorn. Her Royal Highness took part in the concert and sang with honorary Thai musicians from Klong Toey Palace.

1.2 On the "Preservation of Thai Heritage Day" on 25 September 2004, AIS organised a "Khon" performance of an episode from "Wiroonchambung in Combat". Her Royal Highness Princess Maha Chakri Sirindhorn graciously presided over the performance joining Thai musicians, artists and guest performers from the Art Department of Silapakorn University.

1.3 The AIS Fund for Senior Citizens under the Ratprachanukroh Foundation is a Sarnrak activity designed to assist various charity organisations on important occasions.

On "National Senior Citizen's Day" on 13 April 2004, AIS donated Baht 5 million to establish the "Fund for Senior Citizens" under the Ratprachanukroh Foundation. AIS recognises the great importance of senior citizens, many of whom are exemplary individuals at the helm of Thailand's most successful undertakings and are a valuable national resource.

2. Public Service Activities

AIS is determined to create a good society and create a better living environment for Thai people through the following activities:

2.1 "Children's Development Centres"

AIS recognises the importance of children and especially the need for education for underprivileged children who lack educational opportunities as a result of poverty and broken homes. AIS has therefore joined together with various foundations that place a strong emphasis on the provision of educational opportunities to help disadvantaged children.

This project has been expanded to different provinces, focusing on the readiness and strength of the community, and the suitability of the area. The project provides an opportunity for further expansion of Children Development Centres and helps to promote the quality of life for both communities and underprivileged children.

The first Sarnrak Children's Development Centre was completed and officially presented to Oom Mao municipality, Yang Talad, in Kalasin province on 15 September 2004. AIS provided funding towards construction of the school building and a budget covering management and operational costs for three consecutive years.

2.2 AIS Sports Field

AIS has built sports fields to provide open areas for sporting activities and to encourage physical exercise amongst young people and the general public. The aim is to promote good health, and in turn, help reduce drug problems. The AIS Sports Field, built in public parks and community public areas, are about the size of a standard basketball court and are provided with proper lighting.

A total of five basketball and football sports fields were built in 2004 in the following areas:

Bangkok
1. Railway Park, Jatujak
2. Beneath Rama IX Bridge
3. Klong Toey Youth Centre

Regional
1. Sports Centre in Surat Thani Province
2. Public Area besides Kaen Nakorn Pond in Kon Kaen Province

2.3 "Traffic Police Equipment"

AIS provides equipment to support the functioning of traffic police to help increase operational efficiency and thereby benefit the general public. AIS, together with the National Police Department, have been providing traffic lights and control booths at various intersections in Bangkok and in provincial areas throughout Thailand since 2002.

3. Disaster Relief Activities

AIS is always ready to provide aid and relief to help people throughout Thailand affected by natural disasters or adversity, including floods and severe winter temperatures.

3.1 "AIS help, flood victims"

From May to November 2004 AIS donated emergency aid bags to help flood victims in the North and South of Thailand sending 500 bags to Ampur Mae Ramad in Tak Province, 300 bags to Surat Thani Province, and 400 bags to Narathiwat Province.

3.2 "AIS helps those affected by severe winter weather"

People living in many areas of Thailand, especially in the North and Northeast, are badly affected by severe winter weather due to the lack of proper clothing and blankets. AIS donated and arranged for the delivery of blankets to people in these areas.

Between 2001 and 2004, AIS, together with the Royal Thai Navy, presented 1,000 blankets to people living in the North and upper Northeast severely affected by the cold weather. These areas are under the responsibility of the Royal Thai Navy.

In 2004 AIS donated 4,000 blankets to people who were badly affected by the severe winter weather in the following areas:

Ampur Om-koy in Chiang Mai
Ampur Mae Lao in Chiang Rai
Ampur Chiang Klang in Nan
Ampur Umpang in Tak
Ampur Sangkom in Nongkai

3.3 "Charity concert to help the people affected by the present unrest in the three Southern provinces"

In 2004, AIS, together with ITV, donated Baht 1 million to help the people affected by the unrest in the three Southern provinces of Yala, Pattani and Narathiwat, especially the children in these areas who were badly affected when their schools were destroyed by fire.

3.4 "AIS helps the tsunami victims in the South of Thailand"

On 26 December 2004, six provinces in Southern Thailand suffered severe destruction as a result of tsunami waves, with the loss of both lives and property.

AIS provided emergency relief by immediately dispatching its fleet of vehicles to these affected areas to facilitate communications. Free telephone services for both domestic and international calls were made available at the two main emergency centres: Phuket Provincial Hall and Thammasat University's Rangsit campus in Bangkok.

4,000 emergency aid bags were donated and AIS opened its call centre for people who needed help. Baht 1 million was given to provide immediate help via ITV, and a further Baht 120 million was donated through the "15 million Thais help the South" project.

Awards for the "SARNRAK Project"

1. Outstanding Mass Media Award 1999 for the outstanding movie ad from the Catholic Mass Media of Thailand for the "Friday Night" movie ad.
2. Outstanding Mass Media Award 2000 for the movie ad encouraging family commitment from the Catholic Mass Media of Thailand to promote closer family relations for the "Everyday", "Mother Day" and "Home Alone" movie ads.
3. Outstanding Productions of Mass Media for Youth aged 15-25 Award 2001 from the National Youth Bureau for the "Kon Keng Hua Jai Krang" television documentary.
4. Outstanding Mass Media Award 2002 for the outstanding Family Documentary from the Catholic Mass Media of Thailand for the "Kon Keng Hua Jai Krang" television documentary.
5. Family Support Award 2003 from the Council on Social Welfare of Thailand under the Royal Patronage of His Majesty the King for continuously organising family support campaigns.
6. Outstanding Business Group Award 2004 from the Office of Women's Affairs and Family Development for promoting the institution of the family under the category "Project/activity to promote the family" for the "SARNRAK project".
7. Third Outstanding Advertising Award 2004 from the Office of Women's Affairs and Family Development for the "Father and Son" movie ad.

AIS

Advanced Info Service Plc. (AIS)
Headquarter: 414 Phaholyothin Rd., Phayathai, Bangkok 10400, Thailand
Tel. 66 2299 5000 Fax. 66 2299 5812
Branch: 1291/1 Phaholyothin Rd., Phayathai, Bangkok 10400, Thailand
Tel. 66 2299 6000
www.ais.co.th